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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Trinity Mirror plc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 2 2008
THOMSON FINANCIAL

FILE NO. 82- 03043

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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Trinity Mirror plc

ANNUAL REPORT & ACCOUNTS 2007

07

OUR STRATEGIC GOAL IS TO BUILD A GROWING MULTI-PLATFORM MEDIA BUSINESS, BY DEVELOPING AND SUSTAINING STRONG POSITIONS ACROSS PRINT AND DIGITAL, WITH PRODUCTS AND SERVICES WHICH MEET THE NEEDS OF OUR CUSTOMERS, BOTH READERS AND ADVERTISERS.

WE WILL ACHIEVE THIS VIA LAUNCH AND ACQUISITION, AND BY LAYERING AND SEGMENTING OUR PORTFOLIO BOTH GEOGRAPHICALLY AND BY ADVERTISER OR CONTENT SEGMENT, THEREBY DEEPENING OUR PENETRATION AND REACH ACROSS OUR MARKETS.

150+ Regionals Five Nationals 200+ Websites

Revenue[1][2]

£932.3m

+1.6% 2006 £917.2m

Operating profit[1][2]

£186.1m

+3.6% 2006 £179.7m

Operating margin[1][2]

20.0%

+0.4% 2006 19.6%

Earnings per share[1]

45.5p

+0.7% 2006 45.2p

Dividend per share

21.9p

-% 2006 21.9p

CONTENTS

[1] Adjusted items relate to discontinued operations, non-recurring items, the amortisation of intangible assets, the retranslation of foreign currency borrowings, the impact of fair value changes on derivative financial instruments, the impact of the change in tax rate on the opening deferred tax position and the reduction in the charge for share-based payments relating to 2004 and 2005 which was recognised in 2006. See reconciliation between the adjusted and the stautory numbers on page 94.
[2] Adjusted excluding businesses disposed in 2006 and 2007.

Regionals

Our regional newspapers are complemented by a broad portfolio of digital brands built through organic growth and acquisition.

Revenue

£444.7m

-% 2006 £444.8m

Operating profit

£109.0m

-4.6% 2006 £114.3m

Regional newspapers

150+

Regional websites

200+

Unique users of regional websites

5m

Acquisitions


HATE BEING STUCK IN THE SAME POSITION
thebuzz
homes overseas
PlanetRecruit
search
click here to apply

North West

we reach 79%

of the adult population in our markets on a weekly basis



ECHO
WE ARE 800
LIVERPOOL 1207-20
Armed siege at Dovecot house
CHESTER The Chronicle
WIN Back-to-school kit
Trail of woe
COMMUNITIES
LIVERPOOL DAILY POST
DAILY POST
MAKETHENEWS
200 officers to enforce smoking ban in city
The Huddersfield Daily Examiner
Double 21st birthday surprise
INJURED GRAN WINS PAYOUT
'Substantial' sum 5yrs after fall
Birkenhead NEWS
Bar-room banter
Sun shines on our tour bus
Rugby tackle
THE HEIGHT OF RECKLESSNESS
WOOD COMPANY
miltons

North East

we reach 70%

of the adult population in our markets on a weekly basis



The Journal
gazettelive
WE'RE BACKING
SUNDAY Sun
this monster television!
LE COQ OF THE NORTH
homemaker
Evening Gazette
48 PAGES OF HOMES
Alves could be King!
RETURN OF FUGITIVE?
www.rmbauto.co
Evening Chronicle
TOON HEROES
COLLECT YOUR FREE TOON HEROES FOOTBALL CARDS FROM TODAY
Graffiti louts jailed
I'VE KILLED MY FRIEND
ChronicleLive
Go Green: Join our campaign

Midlands

we reach 72%

of the adult population in our markets on a weekly basis


JOOLS WRITES THE BOOK
BRUMMIE CHORUS
BIRMINGHAM POST
Labour selects Birmingham to host spring conference
BIRMINGHAM Mail
FREE
jobs-midlands
40 PAGES OF JOBS
Teenage girl dies walking her dog
homes-midlands.com
Coventry Telegraph
SAVE £100
900 JOBS
Sunday Mercury
GET US OUT
Coventry Telegraph
2,000 HOMES
SKY BLUES IN ACTION
ROLLS-ROYCE WORKERS SCOOP £4
motors-midlands.com
Hinckley Times
'Yobs drove mum to murder and suicide'
STRUCK OFF
GP to appeal unfit to practise ruling
jobs-midlands.com

Southern

we reach 47%

of the adult population in our markets on a weekly basis


FULHAM & HAMMERSMITH
Chronicle
OFFICER HONOURS
JAIL FOR THUG
PICTURES PUBLISHED IN YOUR CHRONICLE LEAD TO CONVICTION
Buckinghamshire
Examiner
BLAZE GUTS CHURCH HALL
FILM CREW AT THE LEE
Cat kicked to death by brutal burglars
Examiner
Gazette
KEN LIVINGSTONE'S VERDICT ON THE LEAF: 'NO CHANCE'
SAVE OUR POST OFFICES
homes-ealing.co.uk
london informer
INSIDE
WIN
PLUS
ANARCHY
ON THE STREETS OF NOTTING HILL... ONCE I'VE FINISHED SIPPING MY LATTE
motors-harrow.co.uk

South Wales

we reach 79%

of the adult population in our markets on a weekly basis


Wales on Sunday
BURBERRY WORKERS LETTER TO KATE MOSS
2 FOR 1 HOLIDAY GIVEAWAY
MY BOY FORGETS HE HAS TO BREATHE
IT'S JOE v ROCK
South Wales Echo
Police worker wins £250,000 in TV gameshow
3 of the best places to eat out
OUR TINY MIRACLE
Dental implants for a confident smile
Daily Post
This drug had was found on beach by one man and a dog
CYCLIST, 14, CRITICAL AFTER CRA
Four-hour road
WILL JENKINS TAKE JONES'S GAMBLE?
Western Mail
JB007
Welsh tycoon buys back Bond car firm for Britain
Cardiff Post
Treetop's new toys
Down memory lane
Shenkin's school visit
IS THIS THE FINAL BLOW FOR PARKING SCHEME?
RE-MORTGAGE TODAY
CALL CHURCHILL FREE ON 0800 0190375
icWales
READ THE LATEST FROM THE E.COLI INQUIRY
Rhondda Leader
RCT'S £3.7m BOOM TIME
But this is no game as council makes huge killing at land sale
AUCTION
08080 70 80 90
jobswales.co.uk

Scotland

we reach 70%

of the adult population in our markets on a weekly basis


Paisley Daily Express
EVIL COMES TO PAISLEY
Airport bombers bring terror to our t
Stirling Observer
TICKETS FOR THE 2007 JOHNNIE WALKER CHAMPIONSHIP TO BE WON
KRIS SAVES LIFE ON SUNSHINE HOLIDAY
Poolside drama
Dumfries & Galloway Standard
SCHOOL JOBS SET FOR AXE
Residents flee fire
Perthshire.co.uk
Ayrshire Post
INSIDE
SECOND CHANCE AT LIFE
Dad's relief as pickaxe thug is caged
WE'VE GOT THE BEST PRICES IN AYRSHIRE FOR EVERYTHING AUDI
Check www.ingrammotoring.com
Perthshire Advertiser
'THEY RIPPED MY LIFE APART'
Ayrshire.co.uk

Nationals

Our five national brands reach 18% of the UK population and are supported by a strong digital presence.

Readership

8.7m

-% 2006 8.7m

Revenue

£487.6m

+3.2% 2006 £472.4m

Operating profit

£94.3m

+17.6% 2006 £80.2m


DAILY Mirror
A MOMENT OF HISTORY
40p
10
GORDON BROWN
52ND PRIME MINISTER
Let the work of change begin
Mirror.co.uk


SCOTLAND'S NEWSPAPER OF THE YEAR
Daily Record
WARNING: GRAPHIC IMAGES
LIVING ON A KNIFE EDGE
A special report on the shocking reality and bloody toll of Scotland's blade culture
THE KNIFEMEN, THE VICTIMS, THE FRONTLINE = PAGES 2,3,4,5,6,7,8&9
DailyRecord.co.uk
GET INVOLVED
Rest Easy and Apply Today!
IT WAS MY TIME TO GO
scotwheels


SUNDAY Mirror
www.sundaymirror.co.uk
FREE BOOK
Ladybird
INSIDE TODAY
England 6 South Africa 15
Jonny's heroes go too close to 2nd World Cup triumph
TRYING
Mirror
HEAD-TO-HEAD
JAILED TEDDY ROW TEACHER FREED


KARAOKE CHAMP
scot careers
Click here for the ticket to a new career


THE PEOPLE
MY ICE POP SEX WITH CHARLIE!
STRICTLY ALESHA'S REVENGE
CORRIE LEGEND ROMPS WITH HOOKER
HEINEKEN CUP ROUND 3
SKY SPORTS
THE PEOPLE.co.uk
LETITIA AND HER TOYBOY AGED 38
PHILIPS


sunday mail
SCOTLAND'S BIGGEST-SELLING SUNDAY
Car suicide gang blitz Scots airport
Hero cop takes on human fireball
PICTURE EXCLUSIVE
THE BOMBERS
sunday mail.co.uk
scotwheels.co.uk
SAVING LIVES ON SCOTLAND'S ROADS
STOP THE CARNAGE


insider.co.uk
Business7
Powerful?
Lotto millions for charity
PHILIPS


scotwheels

WE CONTINUED TO MAKE GOOD PROGRESS THROUGHOUT 2007 WITH THE DEVELOPMENT OF OUR STRATEGY TO BUILD A GROWING MULTI-PLATFORM MEDIA BUSINESS, VIA THE LAUNCH AND ACQUISITION OF NEW PRODUCTS, THE IMPLEMENTATION OF NEW TECHNOLOGY PLATFORMS AND FULL COLOUR PRESSES.

Within the following Chairman and Chief Executive Statement, all figures are presented on an adjusted basis[1].

OVERVIEW

Trinity Mirror experienced an encouraging but volatile advertising environment for much of 2007 which was an improvement to the market conditions seen during 2005 and 2006. The generally healthier market conditions contributed to a strong performance for the year. Group revenues from the retained businesses increased by £15.1 million to £932.3 million including £8.9 million of revenue from service contracts with the disposed businesses. Group operating profits from the retained businesses increased by £6.4 million to £186.1 million. Whilst margins have been under pressure for the past two years due to the challenging advertising environment, our continued focus on efficiencies has enabled the operating margin for our retained businesses to increase by 0.4% to 20.0%.

On a statutory basis Group revenues fell by 3.2% to £971.3 million with operating profit improving from a loss of £62.4 million in 2006 to a profit of £29.4 million in 2007.

We have delivered £13 million of net cost savings and are on track to deliver the targeted £20 million annualised cost savings by the end of 2008. Group operating costs for the retained businesses increased by £7.7 million to £746.5 million, driven by the costs associated with the service contracts for the disposed businesses and operating costs of the acquired businesses. Excluding these, costs for the retained businesses have actually fallen, despite the impact of inflationary cost pressures.

The Board remains confident in the strong cash flow and the long-term growth potential of our business and therefore proposes to maintain the final dividend at 15.5 pence per share.

We continued to make good progress throughout 2007 with the development of our strategy to build a growing multi-platform media business, via the launch and acquisition of new products and services, the implementation of new technology platforms and new full colour presses along with improved processes.

The Group has benefited from a strong focus on portfolio development across print and digital, enabling us to deepen our penetration in core markets and to build our revenues and market positions in key high growth areas such as digital recruitment. We have a strong track record of innovation and during the year we continued to develop and launch a number of print and digital products across the Group. In addition, in May we acquired Totallylegal.com Limited, owner of totallylegal.com and totallyfinancial.com, which further strengthens our presence in the digital recruitment market. This activity has been further supplemented through the acquisition of The Career Engineer Limited in January 2008. In November, we acquired Globespan Media Limited which enhances our position in print and digital overseas property advertising. Digital revenues now represent 3.7% of total revenues and 6.7% of advertising revenues of our retained businesses.

Going forward, our aim is to increase substantially digital revenues as a proportion of total Group revenues. We aim to achieve this by both launch and acquisition and have increased our resources in order to accelerate progress. In October of 2007 we appointed a Managing Director of New Ventures and Strategy to lead our activities in this key area of strategic development.

[1] Adjusted items relate to discontinued operations, non-recurring items, the amortisation of intangible assets, the retranslation of foreign currency borrowings, the impact of fair value changes on derivative financial instruments, the impact of the change in tax rate on the opening deferred tax position and the reduction in the charge for share-based payments relating to 2004 and 2005 which was recognised in 2006, unless otherwise stated. A reconciliation between the adjusted and the statutory numbers is provided in note 41 on page 94.
[2] Adjusted excluding businesses disposed in 2006 and 2007.

Revenue[1][2]

+1.6% £932.3m

2006 £917.2m



PUBLISHING ACTIVITIES

Regionals

Our Regionals division achieved a good performance despite the volatile advertising market. A strong focus on product development saw the business making good progress in building a multi-platform regional media business of scale, with a raft of launches across print and digital plus a number of new events and exhibitions. We have also reinvigorated a number of our key regional print titles through a programme of brand development.

The disposal of the seven sub-regions in the South has created a better focused, more resilient portfolio of regional newspapers complemented by strong local and national digital assets.

Performance from our regional digital activities was particularly strong with revenues up 33.3% and audience figures up 27.8% on 2006. This reflects the successful launch of a number of companion websites to our print titles, the launch of micro sites serving local communities and sites serving key local advertising markets in recruitment, property and motors plus growth coming from our acquired digital businesses.

The continuing implementation of our technology-led operating model across the majority of our publishing systems enabled a further reduction in costs and better positions the business to develop new revenue opportunities. Going forward our Regionals division will focus on maximising the performance of our core print portfolio while achieving rapid progress in building the business across attractive media platforms.

Nationals

Our Nationals division achieved a strong profit performance against a background of an extremely competitive circulation environment. Across the national popular newspaper market, circulations continued to decline year-on-year. Whilst competitors distorted their underlying sales, through heavy marketing activity and cover price discounting, we continued to publish our national titles at their full cover prices, which we continue to believe is the right strategy for maximising value.

Our UK Nationals division delivered a strong performance with both revenue and operating profit growth. The Daily Mirror saw an improving circulation trend achieving its lowest decline in five years. The Sunday Mirror substantially outperformed the market across the year, also showing circulation growth in September, October and November. Our three UK national titles together have a higher proportion of full rate sales within their audited ABC circulations than any of their major competitors.

The Scottish Nationals division also delivered a strong performance, with significant growth in both revenue and operating profit despite intense competitive activity and widespread cover price discounting in the market. A strong focus on portfolio development saw the launch of RecordPM as a free afternoon commuter edition of the Daily Record in Aberdeen, Dundee, Edinburgh and Glasgow extending the reach and coverage of the Daily Record brand across Scotland. October saw the launch of Business7, a simultaneous launch across print and digital, deepening our penetration of this core geography but targeting a new younger business audience which is highly attractive to advertisers.

During the year we focused on developing our national titles' digital presence resulting in growth in audience figures and revenues up by 56% on 2006.

With investment in key publishing systems, new colour printing presses and expanding digital activities, our Nationals division is well positioned for the future.

DISPOSALS

The completion of our disposals process saw the sale of seven sub-regions in the South and the Sports division. Offers for our businesses in the Midlands and the two remaining sub-regions in the South, did not reflect the Board's assessment of their true value, their earnings potential or the strong positions they hold in their particular markets. Therefore the Board decided to retain these businesses and focus on their growth and development. These businesses are now benefiting from being fully integrated into the Group's technology-led operating model, which will enable them to focus on new revenue-earning opportunities and reduce costs.

Following the completion of the disposals process we agreed to contribute £108 million to the Group's defined benefit pension schemes and commenced a share buy-back programme to return £175 million of capital to shareholders. We believe this course of action maintains an efficient yet prudent capital structure for the Group with headroom for continued investment in new products and services and to pursue appropriate acquisition opportunities.

Operating profit[1][2]

+3.6% £186.1m

2006 £179.7m

CAPITAL EXPENDITURE

The investment programme in new presses for our national newspapers continued throughout the year. Our Scottish Nationals have published full colour newspapers for most of the year and in December new colour presses became available for the Daily Mirror and Sunday Mirror, making them the first national tabloids throughout the UK with the ability to print in full colour. This was achieved ahead of schedule and ahead of our competitors. We will complete the repressing in early 2008. A major benefit of this investment is that no further significant capital expenditure will be required for our national newspapers for a number of years, with full repressing not expected for at least a further 20 years.

During 2008 we will complete the investment in our Nationals presses and that required for the 12 year printing contract for the Independent and Independent on Sunday which was secured during 2007. In addition we will continue with our programme of developing and modernising our publishing operations across multi-media platforms through investment in our key IT systems.

EMPLOYEES

Throughout 2007, our staff across all areas of the business have faced the challenges in our markets with determination, enthusiasm and tenacity. On behalf of the Board, we thank them for their commitment and hard work.

BOARD CHANGES

Kathleen O'Donovan joined the Board as a non-executive director on 11 May 2007 and was appointed Chairman of the Audit Committee. Gary Hoffman was appointed Senior Independent Director on 10 May 2007. On 2 January 2008, Jane Lighting, Chief Executive of Five, joined the Board as a non-executive director.

Sir Angus Grossart, Peter Birch and David Ross all retired from the Board at the Group's Annual General Meeting on 10 May 2007. All three brought an extensive level of experience to the Board and we thank them all for their support and guidance over the years.

OUTLOOK

We experienced an improving advertising environment in 2007. There was month by month volatility and we expect this to continue to be a feature of 2008.

The uncertain economic outlook for the UK together with the volatility, has contributed to a weak start to 2008 in the advertising market. We expect advertising revenues to fall by around 3% for January and February.

Although we are cautious about trading in 2008, the Board anticipates a satisfactory performance for the year given the continued implementation of the Group's strategy, ongoing focus on cost control and the Group's resilient cash flows.

Sir Ian Gibson CBE
Chairman

Sly Bailey
Chief Executive

WE PUBLISH MORE THAN 150 REGIONAL TITLES, FIVE NATIONAL TITLES, MORE THAN 200 WEBSITES AND AN ARRAY OF LOCAL EVENTS AND EXHIBITIONS.

Within the following Business Review, all figures are presented on an adjusted basis[1].

Adjusted results[1]	2007 52 weeks £m	2006 52 weeks £m
Revenue		
Retained businesses	**932.3**	917.2
Disposed businesses[2]	**77.5**	155.9
Total	**1,009.8**	1,073.1
Operating profit		
Retained businesses	**186.1**	179.7
Disposed businesses[2]	**22.8**	33.9
Total	**208.9**	213.6
Profit before tax (retained and disposed businesses)	**191.0**	192.0
Earnings per share	**45.5p**	45.2p

Statutory results	2007 52 weeks £m Continuing operations	2006 52 weeks £m Continuing operations
Revenue	**971.3**	1,003.5
Operating profit/(loss)	**29.4**	(62.4)
Profit/(loss) before tax	**21.0**	(88.9)
Earnings/(loss) per share	**23.3p**	(22.0)p
Dividend per share	**21.9p**	21.9p

[1] Adjusted items relate to discontinued operations, non-recurring items, the amortisation of intangible assets, the retranslation of foreign currency borrowings, the impact of fair value changes on derivative financial instruments, the impact of the change in tax rate on the opening deferred tax position and the reduction in the charge for share-based payments relating to 2004 and 2005 which was recognised in 2006, unless otherwise stated. A reconciliation between the adjusted and the statutory numbers is provided in note 41 on page 94. Underlying includes the impact of acquisitions (excluding Globespan which only traded for one month prior to acquisition) completed in 2006 and 2007 as if they had been owned by the Group in the current and corresponding period.

[2] Disposed businesses includes revenue and operating profit for discontinued operations of £38.5 million (2006: £69.6 million) and £12.9 million (2006: £21.6 million) respectively.

OVERVIEW

Trinity Mirror publishes more than 150 regional titles, five national titles, more than 200 websites, a number of magazines and books and hosts an array of local events and exhibitions. The Group is organised into two divisions: Regionals and Nationals. Full details of the businesses and operations of each division are included in the respective sections of the Business Review.

During the year the Group disposed of its Sports division, which published the Racing Post, and seven sub-regions from our Regional newspaper business in the South.

Strategy

Our strategic goal is to build a growing multi-platform media business, by developing and sustaining strong positions across print and digital, with products and services which meet the needs of our customers, both readers and advertisers.

We will achieve this via launch and acquisition, and by layering and segmenting our portfolio both geographically and by advertiser or content segment, thereby deepening our penetration and reach across our markets.

We will maximise the value and profitability of our core print brands whilst rapidly building the business across complementary platforms.

During the course of 2007 we continued to make good progress through the development and launch of a number of print and digital products.

In addition, we acquired Totallylegal.com Limited in May for £11.8 million and Globespan Media Limited in November for £0.9 million with deferred consideration of a maximum of £5.0 million linked to future revenue and profit targets. These acquisitions further strengthen our fast-growing portfolio of digital brands and increase our share of the digital recruitment and property categories.

Group Digital revenues increased by 35.6% from 2006 to £34.3 million, representing 3.7% of total revenues (an increase of 0.9% from 2.8% in 2006) and 6.7% of advertising revenues. Our aim is to significantly increase our proportion of digital revenues over the next two years.

To accelerate the progress of our strategic development in October we appointed a new position of Managing Director of New Ventures and Strategy. During 2008 we will further strengthen our digital team by more than 100 staff across a range of functions including digital development and sales.

Disposals process

In October 2007, the Group announced the conclusion of the disposal process which was initiated as a result of the review of the business announced in December 2006.

The review concluded that in order to maximise shareholder value for the medium to long term the Group should rationalise its portfolio of titles. It identified that the Group's regional businesses in Scotland, the North of England, and Wales, complemented by its well-positioned UK-wide digital assets and supported by the strong cash flows of the national titles, represented the best opportunities for growth.

As a result it also identified that the regional businesses in the Midlands and the South, and the Sports division were potential candidates for disposal. The Board subsequently engaged investment banking advisers to procure offers for the businesses.

At the start of this process, the Board considered that these assets would be worth more to other parties than to Trinity Mirror. However, ultimately, due to changing marketing conditions, it became clear that offers received for some of the Group's assets did not reflect the Board's assessment of their true value, their earnings potential or the strong positions they hold in their particular markets.

The Board therefore announced on 1 October 2007 that the businesses in the Midlands and two remaining sub-regions in the South would be retained. The Board is clear that this decision will deliver greater value to shareholders and will enable the Group to move forward with a more tightly-focused portfolio of multi-platform media assets and to develop its technology-led operating model for the Group as a whole.

The management of these businesses will focus on opportunities to develop the portfolio both in print and digital to support the Group's strategy of building a multi-platform media business. These businesses will also now benefit from being fully integrated into the Group's new technology-led operating model, which will enable them to reduce costs and explore additional revenue earning opportunities.

The overall disposal programme raised a total of £263 million.

The disposal of the Sports division, including the Racing Post and the related racing and sports newspapers and websites, for £170 million represented a multiple of 3.4 x 2006 revenues and 11.2 x 2006 operating profit. The business was acquired by Stradbrook Acquisitions Limited, a company established by FL Partners, an Irish investment boutique. As part of the sale, Trinity Mirror and Stradbrook Acquisitions have also entered into various long-term service agreements including printing, distribution and IT.

The disposal of the seven sub-regions in the South for a total consideration of £93 million represented a multiple of 1.4 x 2006 revenues and 7.7 x 2006 operating profit. These businesses were acquired by three trade buyers. Trinity Mirror and the respective trade buyers have also entered into long-term printing services agreements for some of these disposals.

The Board decided to return to shareholders surplus capital arising from the disposals, net of related transaction costs and pension payments. Following the completion of the disposals process we reached agreement with the pensions' trustees to make a payment of £108 million into our pension schemes and obtained clearance from the Pensions Regulator to return £175 million capital to shareholders. We commenced a share buy-back programme in December and aim to complete the full £175 million buy-back by the end of the first half of 2008. We acquired 2.2 million shares in 2007 at an average price, including costs, of £3.41 per share.

The share buy-back of £175 million is £37 million higher than the net proceeds (after transaction costs and pension contributions) from the disposals and reflects the Board's confidence in the Group's ongoing cash flows. The Group's strong balance sheet after this return of capital will provide continuing financial flexibility for investment to create shareholder value going forward.

Marketplace

In 2007, the advertising market was much improved when compared to the previous two years. The year-on-year monthly rate of decline in advertising revenues improved in the first four months with revenue growth for the remainder of the first half and into the third quarter. However the advertising markets became more fragile in the last quarter of 2007 which, in part, reflects a more cautious outlook for the economy for 2008.

Circulation volumes across national and regional newspapers remain challenging and reflect the continued fragmentation of media markets and changing consumer habits. Against this backdrop, the mass circulation of our titles continues to generate significant reach and readership and to provide a large and appealing audience for advertisers.

The national newspaper market is characterised by significant marketing activity, including cover price discounting. Whilst we remain convinced that such levels of marketing expenditure do not create long-term value or provide any return on investment, they do, in the short-term, distort the underlying circulation volume performance of our competitors.

Whilst circulation volumes have been declining we have been able to increase circulation revenues through our policy of 'little and often' cover price increases.

The digital advertising market saw growth in excess of 30% during 2007. Against this our digital revenues have increased by 35.6%. The Group's strong portfolio of digital brands assembled by both launch and acquisition are well positioned to take advantage of the growth opportunities this market presents.

Review of operations

On a statutory basis, Group revenues fell by £32.2 million (3.2%) from £1,003.5 million to £971.3 million. This reflects the impact of the divestment of the seven sub-regions of the regional newspapers in the South in 2007 and the hotgroup traditional recruitment consultancy business in 2006. The seven sub-regions in the South contributed revenues in 2007 and 2006 of £39.0 million and £65.4 million respectively and the hotgroup traditional recruitment consultancy business contributed revenues in 2007 and 2006 of £nil and £20.9 million respectively. These businesses were both included in Regionals.

Revenue by type and division

	Statutory continuing operations 2007 £m	Statutory continuing operations 2006 £m
Advertising	**520.7**	542.9
Circulation	**359.6**	358.6
Other	**91.0**	102.0
Total	**971.3**	1,003.5

	Statutory continuing operations 2007 £m	Statutory continuing operations 2006 £m
Regionals	**483.7**	531.1
Nationals	**487.6**	472.4
Total	**971.3**	1,003.5

Adjusted	2007 Retained businesses £m	2006 Retained businesses £m	2007 Disposed businesses £m	2006 Disposed businesses £m	2007 Total businesses £m	2006 Total businesses £m
Advertising	**486.1**	484.9	**45.4**	77.9	**531.5**	562.8
Circulation	**357.6**	355.4	**26.7**	37.2	**384.3**	392.6
Other	**88.6**	76.9	**5.4**	40.8	**94.0**	117.7
Total	**932.3**	917.2	**77.5**	155.9	**1,009.8**	1,073.1

Adjusted	2007 Retained businesses £m	2006 Retained businesses £m	2007 Disposed businesses £m	2006 Disposed businesses £m	2007 Total businesses £m	2006 Total businesses £m
Regionals	**444.7**	444.8	**39.0**	86.3	**483.7**	531.1
Nationals	**487.6**	472.4	**–**	–	**487.6**	472.4
Other	**–**	–	**38.5**	69.6	**38.5**	69.6
Total	**932.3**	917.2	**77.5**	155.9	**1,009.8**	1,073.1

Group revenue on an adjusted basis fell by £63.3 million to £1,009.8 million reflecting the impact of the divestment of the seven sub-regions of the Regional newspapers division in the South and the Sports division in 2007 and the divestment of the Magazines and Exhibitions division and the hotgroup traditional recruitment consultancy business in 2006. For the retained businesses, Group revenues have increased by £15.1 million (1.6%) reflecting an increase in advertising of 0.2%, circulation of 0.6% and other revenues of 15.2%. On an underlying basis, revenues from our retained businesses increased by 1.5%. Regionals revenue remained flat with shortfalls in print offset by strong growth in organic and acquired digital revenues. Nationals revenue increased due to strong advertising and service contracts with the disposed businesses.

Operating profit by division

	Statutory continuing operations 2007 £m	2006 £m
Regionals	**118.9**	128.7
Nationals	**94.3**	80.9
Central costs	**(17.5)**	(14.7)
Associates	**0.3**	1.3
Subtotal pre non-recurring and amortisation	**196.0**	196.2
Impairment	**(150.0)**	(250.0)
Other non-recurring	**(10.3)**	2.0
Amortisation	**(6.3)**	(10.6)
Operating profit/(loss)	**29.4**	(62.4)

On a statutory basis Group operating profit improved from a loss of £62.4 million to a profit of £29.4 million reflecting the impact of the reduced impairment charge, improved profits from the retained businesses partially offset by the disposal of the seven sub-regions of the regional newspapers division in the South during 2007 and the hotgroup traditional recruitment consultancy business in 2006.

Adjusted

	2007 Retained businesses £m	2006 Retained businesses £m	**2007 Disposed businesses £m**	2006 Disposed businesses £m	**2007 Total businesses £m**	2006 Total businesses £m
Regionals	**109.0**	114.3	**9.9**	12.9	**118.9**	127.2
Nationals	**94.3**	80.2	**–**	–	**94.3**	80.2
Other	**–**	–	**12.9**	21.0	**12.9**	21.0
Central costs	**(17.5)**	(16.1)	**–**	–	**(17.5)**	(16.1)
Associates	**0.3**	1.3	**–**	–	**0.3**	1.3
Total	**186.1**	179.7	**22.8**	33.9	**208.9**	213.6

Group operating profit decreased by £4.7 million (2.2%) from £213.6 million to £208.9 million. Operating profit from the retained businesses increased by 3.6% to £186.1 million with profits from the disposed businesses falling by £11.1 million to £22.8 million.

Total operating costs have fallen by £59.6 million (6.9%) from £860.8 million to £801.2 million. For the retained businesses, operating costs have increased by £7.7 million due to costs associated with the services provided to disposed businesses, a 5% increase in the price of newsprint and inflationary increases in labour and other costs, partially offset by cost-reduction measures. Excluding the impact of services provided to the disposed businesses, total operating costs for the retained businesses have fallen during the year despite the impact of inflationary cost increases.

Whilst delivering a strong operating profit performance significant progress has been made on ensuring that we have a firm platform from which to take advantage of all growth opportunities available in the future. Key areas of progress are as follows:

- The nationals repressing project is being delivered on time and on budget. In addition the Group has secured a 12-year printing contract for the Independent and Independent on Sunday.
- Delivery of net cost savings of £13 million during 2007 and we are on track to deliver the targeted annualised costs savings of £20 million by the end of 2008.
- Driving new revenue streams both organically and through acquisitions across print, online and other platforms such as exhibitions. The majority of our launch activity is being funded through cost savings, ensuring minimal impact on underlying performance.
- Continued investment in systems and infrastructure to establish a strong foundation for driving performance through innovation and further efficiencies.
- Increase in staff numbers by more than 100 to drive organic digital activities.

Key performance indicators

The key performance indicators for the Group are primarily financial. These include revenue growth, operating profit growth and operating margin. Relevant key performance indicators for each division are included in the respective sections of the Business Review.

REGIONALS DIVISION

Our Regionals division operates an extensive and increasingly diverse portfolio of brands across print and digital media in the UK. Our goal is to build a multi-platform media business of scale, by developing and sustaining strong positions across print, digital and other attractive media platforms.

We publish more than 150 newspapers, both paid for and free, five Metros and over 30 magazines. We are expanding our focus in other related activities such as leaflet distribution, events and exhibitions, interactive services and innovative new outdoor media.

Our leading local and regional newspaper titles are complemented by a strong and growing digital portfolio which has been built by launch and acquisition. This includes:

- Eight newspaper companion websites, 20 hyper-local sites and over 100 advertising category-specific sites.
- A 33.3% stake in the national Fish4 recruitment, property and motors sites.
- The hotgroup, the UK's largest network of specialist job sites.
- A strong digital recruitment portfolio in leading segments comprising GAAPweb, TotallyLegal, TotallyFinancial, Secsinthecity and thecareerengineer.
- A growing national digital property portfolio including Smartnewhomes, email4property and homesoverseas.

In 2007, the division achieved a good performance despite challenging market conditions, assisted by the early benefits of our technology-led operating model and a clear focus on product development and innovation.

There was positive momentum in the advertising market in the first three quarters as advertiser sentiment improved. However, concerns over the outlook for the UK economy and, in particular the potential for consumer spending to fall, contributed to a more challenging fourth quarter.

Circulation revenues remained positive during 2007 due to continued application of our 'little and often' pricing policy with circulation volume declines broadly in line with the industry.

During 2007, we made significant progress in reshaping and diversifying the business. A strong focus on portfolio development saw the launch of over 50 websites, five new events and exhibitions, and a range of new print titles and books. Examples include new specialist magazines in the bridal, home interest and lifestyle categories. In addition, we delivered 10 major brand relaunches of our core print titles.

Our portfolio development in 2007 included:

- Our flagship title in Newcastle, the Evening Chronicle, where we rebranded the free edition to 'Chronicle Extra'. The combination of daily, weekly and online means the Chronicle brand now touches 9 out of every 10 adults in the marketplace and has seen sales improve since relaunch.
- The Fulham Chronicle Series has made radical changes to content and approach with sales now showing year-on-year growth.
- The Liverpool Daily Post hybrid (part paid, part free) strategy, with 6,000 free copies a day being introduced into the city centre, has seen advertising revenues grow by improving penetration and attracting a younger audience.
- The Saturday edition of the Huddersfield Daily Examiner was relaunched as the Weekend Examiner and has seen sales improve.

The performance of our digital portfolio was particularly strong in 2007, both commercially and in terms of audience growth, with revenue up 33.3% to £30.4 million and audience up 27.8% to 5.0 million unique users.

A key factor in the strong growth of our online audience was the launch of new companion sites for our key print titles. These sites provide a clearly differentiated online proposition, which deepens our reach and penetration into our local markets. To grow audience, we have substantially increased the volume and range of multimedia material we publish, including video, audio, picture galleries and weblogs along with a significant increase in user-generated content.

We also launched strong online products in several classified advertising categories, including a remembrances site, where users can post multimedia tributes to loved ones, and a new 'for sale' website. The expansion of our commercial sites was supported by an extensive multimedia sales training programme, delivered by digital specialists, to ensure we can offer our customers the highest level of service and expertise across all platforms.

In addition to organic digital development, we continued to build our portfolio of market-leading recruitment sites in key segments via acquisition. During 2007 we strengthened our market share with the acquisition of Totallylegal.com Limited, the owner of totallylegal.com, the UK's leading online recruitment site for the legal profession, and totallyfinancial.com, a leading online recruitment site serving the finance sector. This was followed in January 2008 by the acquisition of the The Career Engineer Limited, an online job site specialising in the engineering profession. We estimate our share of the total UK digital recruitment market to be 8.4% in 2007 and our aim is to grow this further in 2008.

Globespan Media Limited was acquired in November to strengthen our position in the property category. Globespan publishes Homesoverseas.co.uk and Showhouse.co.uk and their magazine counterparts, together with What House online and the What House Awards.

In addition to launching and acquiring new media brands the Regionals division is implementing numerous initiatives aimed at improving business performance. These include:

- The planned development of the Media Wales editorial operation, in Cardiff, into a fully integrated multimedia newsroom, producing content across print and digital channels on a 24/7 basis. The new newsroom, which will be one of the most modern multimedia operations in Europe, goes live in the first quarter of 2008.
- The launch of the Trinity Mirror Editorial Leaders Programme to support our multi-platform strategy. This one-year course, run on our behalf by the University of Central Lancashire, is equipping our brightest editorial talent with the skills and knowledge to lead our newsrooms in the multimedia age.
- A key piece of online research providing industry-leading insights into our cross-platform market penetration. The research showed that our UK reach through print and online combined exceeds an audience of 9.3 million people. This research will be used as a new sales tool to maximise revenue by selling advertisers an 'overall reach' figure across print and digital. The research also supplies new information on our reach outside our traditional print footprint, giving us an opportunity to monetise this previously untapped audience.

Significant progress has been made in implementing our new, technology-led operating model. For example, we have used technology to enable remote working and improve productivity in editorial, along with simplification of the advertisement creation and production process.

The new model is now being introduced in the Midlands and the South following our decision to retain these two businesses. In the South a key focus is the implementation of an enhanced online strategy, to increase our market penetration. In the Midlands, the three core IT systems in editorial, advertising and production are in the process of being replaced, and the Birmingham business is preparing to relocate to new, state-of-the-art offices.

The strength of our brands and highly motivated professional workforce has been recognised by numerous industry awards during the year. These include:

- GazetteLive.co.uk, in Teesside, was named Consumer Website of the Year and Best Online community at the prestigious Association of Online Publishers' awards.
- ncj Media won the Newspaper Society Publishing Centre of the Year title.
- The Sunday Mercury, based in Birmingham, was named Newspaper of the Year at the Midlands Media Awards.
- The Dumfries & Galloway Standard won the Gold Award for Paid-for Weekly Newspaper of the Year in Scotland.
- The Journal, Newcastle, in its 175th anniversary year, was crowned North East Newspaper of the Year at the North East Press Awards.
- Our Scottish & Universal business won the Scottish Agency Sales Team of the Year title for the ninth consecutive year.

Looking forward, the division will focus on maximising the value and performance of our core newspaper titles, while simultaneously continuing to accelerate the rapid progress we have made in becoming a multi-platform media business of scale.

Financial performance

The revenue and operating profit of our retained businesses for our Regionals division, including acquisitions, are as follows:

Revenue and operating profit

	2007 Adjusted retained businesses £m	2006 Adjusted retained businesses £m	Variance %	**2007 Statutory continuing operations* £m**	2006 Statutory continuing operations* £m	Variance %
Revenue						
– Print and other related activities	**414.3**	422.0	(1.8)%	**451.9**	506.6	(10.8)%
– Digital	**30.4**	22.8	33.3%	**31.8**	24.5	29.8%
Total revenue	**444.7**	444.8	–%	**483.7**	531.1	(8.9)%
Operating profit						
– Print and other related activities	**99.2**	108.1	(8.2)%	**107.7**	120.9	(10.9)%
– Digital	**9.8**	6.2	58.1%	**11.2**	7.8	43.6%
Total operating profit pre amortisation of intangibles	**109.0**	114.3	(4.6)%	**118.9**	128.7	(7.6)%
Total operating profit post amortisation of intangibles	**102.7**	108.6	(5.4)%	**112.6**	118.1	(4.7)%
Operating margin pre amortisation of intangibles	**24.5%**	25.7%	(1.2)%	**24.6%**	24.2%	0.4%

*Statutory continuing operations presented here is before non-recurring items.

Revenue for our retained businesses fell by £0.1 million to £444.7 million and operating profit fell by £5.3 million (4.6%) to £109.0 million. On an underlying basis revenues fell by 0.4%.

Whilst operating profit for print and other related activities fell by £8.9 million to £99.2 million, the division's digital media activities continued to deliver further improvements with revenues increasing by 33.3% and operating profits increasing by 58.1%. On an underlying basis the division's digital activities achieved growth in revenues of 24.2% and growth in operating profits of 47.8%.

Revenue by type

	2007 Adjusted retained businesses £m	2006 Adjusted retained businesses £m	Variance %	2007 Statutory continuing operations £m	2006 Statutory continuing operations £m	Variance %
Advertising	**326.7**	326.6	–%	**361.3**	384.6	(6.1)%
Circulation	**80.5**	80.3	0.2%	**82.5**	83.5	(1.2)%
Other	**37.5**	37.9	(1.1)%	**39.9**	63.0	(36.7)%
Total revenue	**444.7**	444.8	–%	**483.7**	531.1	(8.9)%

Advertising revenue by category

	2007 Adjusted retained businesses £m	2006 Adjusted retained businesses £m	Variance %	2007 Statutory continuing operations £m	2006 Statutory continuing operations £m	Variance %
Display	**103.6**	102.0	1.6%	**113.9**	119.3	(4.5)%
Recruitment	**90.7**	90.6	0.1%	**98.5**	102.6	(4.0)%
Property	**53.7**	51.5	4.3%	**60.8**	63.3	(3.9)%
Motors	**23.5**	26.5	(11.3)%	**26.2**	31.7	(17.4)%
Other	**55.2**	56.0	(1.4)%	**61.9**	67.7	(8.6)%
Total	**326.7**	326.6	–%	**361.3**	384.6	(6.1)%

Whilst advertising markets remained volatile during the year advertising revenue for our retained businesses increased by £0.1 million from £326.6 million to £326.7 million, with a decline of 0.7% for the first half being offset by an increase of 1.0% for the second half. On an underlying basis advertising revenues fell by 0.4% with digital revenues increasing by 25.4% and print and other related activities revenues falling by 2.5%.

By key advertising category, display was up by 1.6%, recruitment was up by 0.1% and property was up by 4.3% whilst motors was down by 11.3% and other classified categories were down by 1.4%. Display revenues remained volatile throughout the year with strong growth in the second half offsetting a marginal decline in the first. Our recruitment revenues were much improved from prior periods with a fall in the rate of decline in print revenues and strong growth in digital revenues. Although the property markets weakened marginally in the second half of the year our property revenues remained stable thereby re-enforcing the strength of the reach and response delivered by our print and online brands. The motors category remains challenging, with the continued consolidation of motor dealers and the fragmentation of this category through numerous online channels. We continue to build other classified revenues.

Circulation revenue for our retained businesses increased by £0.2 million (from £80.3 million) to £80.5 million. The Regionals division continued to drive circulation revenue through our ongoing policy to increase cover prices on a 'little and often' basis. During the year, the division experienced circulation volume declines of 6.0% for Evening titles, 6.2% for Morning titles, 6.7% for Weekly titles and 4.2% for Sunday titles.

Largest regional titles

	2007 Daily circulation(a)	2007 Average readers(b)	2006 Daily circulation(a)	2006 Average readers(b)
Morning				
Daily Post (Wales)	**36,327**	**114,348**	38,332	121,888
Western Mail	**37,403**	**129,389**	39,776	141,339
The Journal (Newcastle)	**35,606**	**112,400**	37,822	119,249
Evening				
Liverpool Echo	**106,053**	**301,659**	110,804	329,296
Birmingham Mail	**66,923**	**182,757**	72,218	217,652
Evening Chronicle (Newcastle)	**74,496**	**220,239**	77,056	235,140
Sunday				
Sunday Mercury (Birmingham)	**59,386**	**158,665**	62,009	164,372
Sunday Sun (Newcastle)	**67,891**	**267,105**	70,904	277,931

(a) Estimated average ABC July to December 2007 and actual average ABC July to December 2006.
(b) JICREG January to June 2007 and 2006.

Other revenue fell by £0.4 million (1.1%) from £37.9 million to £37.5 million reflecting a reduction in leaflet revenue offset by £2.7 million of revenues from service contracts agreed with the disposed businesses.

Operating costs for the retained businesses increased by £5.2 million during the year. Excluding acquisitions completed in 2007 operating costs have increased by £4.0 million during the year. This reflects the impact of inflationary cost increases, in particular newsprint price increases of 5%, and costs associated with service contracts with the disposed businesses, partially offset by the cost reductions.

The relatively flat revenues and increase in costs have contributed to operating margins for the retained businesses falling by 1.2% to 24.5%.

NATIONALS DIVISION

The Nationals division publishes three UK national titles (the Daily Mirror, the Sunday Mirror and The People) and two Scottish national titles (the Daily Record and the Sunday Mail) complemented by a portfolio of digital and other activities such as events, exhibitions and awards.

Our national titles operate in an extremely competitive marketplace which continues to be characterised by cover price discounting and high levels of marketing expenditure.

Despite this challenging environment our national titles achieved a strong financial performance and remained highly cash-generative.

The Daily Mirror and Daily Record achieved a joint circulation of 1.9 million copies during 2007 with readership in excess of 4.9 million. Our daily newspapers are read by 10% of the adult population on a daily basis.

Our National Sunday titles, the Sunday Mirror, The People and the Sunday Mail achieved a joint circulation of 2.6 million during 2007 with readership of 6.6 million. Whilst the Sunday national newspaper market remains challenging due to changing lifestyles, we reach 14% of the adult population every Sunday.

UK Nationals

Our UK Nationals delivered a strong performance in 2007 with both revenue and profit growth.

Across the UK national popular newspaper market circulation volumes continued to decline year-on-year. Against this background, our titles achieved an improved circulation trend versus previous years with the Daily Mirror achieving the lowest decline in five years. The Sunday Mirror substantially outperforming the market across the year and achieved year-on-year circulation growth in September, October and November of 2007. The improvement in trends has been achieved despite increased price discounting by our key competitors.

Whilst competitors distorted their underlying sales through heavy marketing activity and cover price discounting, our national titles remained at their full cover prices. Our three UK national titles have a higher proportion of full-rate sales within their audited ABC circulations than any of their major competitors. We continue to pursue a policy of selling our titles at full cover price with appropriate levels of marketing to drive consumer awareness and maximise copy sales.

We continue to believe that high levels of marketing and cover price discounting do not provide a return on investment, and only serve to achieve a short-term, unprofitable increase in circulation. Indeed, we have maintained our 'little and often' cover pricing policy. During 2007 the cover price of the Daily Mirror Saturday edition was increased by 5p to 60p in March and the Sunday Mirror cover price was increased by 5p to 90p in January. The Daily Mirror's cover price remained consistent at 40p Monday to Friday throughout the year, having had two cover price increases in 2006.

During the year the management team continued to focus on improving circulation performance through the development of new marketing initiatives. The Daily and Sunday Mirror focused on creating more relevant, enduring and cost-effective promotions, with the aim of better reader engagement and sustained purchase throughout the promotional period. This strategy was highly effective, leading to a reduction in the cost per incremental copy sold and substantially more activity and a greater share of voice due to more cost-effective deployment of the marketing expenditure. By minimising CD and DVD giveaways on Saturdays we were able to substantially improve the cost-efficiency of our promotions and increase our TV activity for both titles.

During the latter part of 2007, we commenced a brand review of both Mirror titles. The objective of the review is to ensure that the titles are appropriately positioned in the market, and that all aspects of publishing reflect a contemporary interpretation of both papers' brand values. As a result, in 2008 refinements will be made to the content and design of both Mirror titles and this will be reflected across all publishing activities.

The People saw a change of Editor in November and we are undergoing a comprehensive review of the title's content and market positioning in 2008. Importantly, The People continues to outsell five other newspapers in the highly competitive Sunday marketplace.

In 2007 the National Readership Survey for the first time released data on time spent reading newspapers. The results show that the Group's national titles are read for longer than their key competitors the Sun, Daily Star, News of the World and the Daily Star Sunday, an important measure for advertisers.

Our repressing programme continued through the year with new colour presses becoming available ahead of schedule, on budget and ahead of our competitors. The Daily Mirror and Sunday Mirror had full colour from December 2007 which was three months ahead of schedule.

A major benefit of this investment is that no further significant capital expenditure will be required for our national print network for a number of years, with full repressing not required for at least a further 20 years.

In line with the Group's strategy to build a multi-platform media business, improvements to our UK Nationals' IT systems were made during 2007. During the year we implemented a new advertising production system. A new advertising sales system was fully adopted and a new circulation management system is due to go live in the first quarter of 2008. In addition a new editorial content management system is being developed with a planned implementation in 2009. Together these systems will significantly improve the UK Nationals IT infrastructure improving processes, achieving efficiencies and delivering cost reductions.

During 2007 we focused on driving the performance of the Nationals digital brands with improvements to content and interactivity. The sites generated strong revenue and profit growth during 2007, with unique users up 9.5% year-on-year to 2.4 million. The total number of page impressions generated by our National websites reached 22.2 million, up 40% on 2006.

The Daily Mirror's website www.mirror.co.uk was re-launched in January 2007 with an improved site structure and content to maximise usability and ease of navigation and making greater use of audio and video. This has led to record audience levels.

The success of our UK Nationals has also been recognised through numerous industry awards. In particular, the advertising department won two awards at the Media Week Awards 2007 for their work on the John Smith's People's Race Campaign. They picked up the Silver award in the Collaboration Campaign category and the Gold award in the Agency category. In addition the Daily Mirror's Eva Simpson ended the year by scooping the award for 'Showbiz Writer of the Year' at the What the Papers Say Awards in December 2007.

The UK Nationals, with its investment in key publishing systems, new colour printing presses and its expanding digital activities is well positioned to continue delivering strong revenue and profit performance moving forward.

Scottish Nationals

Our Scottish Nationals delivered an excellent performance in 2007 with revenues and profits up significantly.

In addition to publishing two of Scotland's market-leading national newspapers, the Daily Record and the Sunday Mail, the business publishes a growing digital portfolio including a leading online Scottish recruitment site, Scotcareers and a range of highly successful events and exhibitions.

The Scottish national popular newspaper market is regarded as one of the world's most competitive, with widespread cover price discounting and heavy marketing activity, particularly DVD-led cover mount promotions, by rival UK titles. Despite such intensive competitive activity, and with a strategy to focus on delivering relevant and unique editorial content supported by brand-building marketing activity, both our print titles performed well in the year relative to the overall market.

The Daily Record sold an average of 368,000 copies in 2007 and is read by 1.1 million adults daily, representing 26% coverage of adults in Scotland and 15% more than its nearest competitor in the popular newspaper sector, the Sun. Full price copy sales are a key metric for advertisers. The main edition of the Daily Record sold 99% of its circulation at the full cover price of 35p Monday to Friday compared to 17% for the Sun, which sold at 20p in Scotland during 2007.

In early 2007, to extend our reach and market penetration we launched RecordPM, a free afternoon commuter edition of the Daily Record published in Aberdeen, Dundee, Edinburgh and Glasgow. The title provides advertisers with a younger audience than the main paid for edition and extends the coverage of the Daily Record brand in key urban markets. The average circulation of RecordPM across the year was 18,500 copies.

The Sunday Mail, Scotland's biggest selling newspaper, remained the clear market leader in Scotland across all commercial measures. During the year the Sunday Mail average issue readership totalled 1.3 million adults every week, over half a million more readers in a given week than its nearest rival.

In the final quarter of the year we launched a new print title Business7 and its companion website Business7.co.uk. Business7 is a weekly free business newspaper targeting 'work hard, play hard, ambitious, young business professionals'. Distributed predominantly at the place of work and key commuter points, Business7 achieved an average circulation of 17,200 copies in the first two months following launch. Initial feedback from the market has been highly positive.

2007 saw continued focus on growing its digital business Scotcareers, our jobs website, which made good progress growing page impressions by 20%, unique users by 18% and advertising revenue by 31%. With over 8,000 jobs, Scotcareers is now regularly Scotland's number one site by this measure and demonstrates the effectiveness of cross-selling recruitment advertising between print and digital.

Following the success of Scotcareers the division launched Scotwheels, to cater to the online used car market. During the early part of 2008 functionality of the site will be enhanced in order to further improve performance. We have also launched a more generalist, classified sales website, Scotthelot.

Both the Daily Record and Sunday Mail companion websites were relaunched in the final part of the year with much improved content and higher levels of interactivity generating large increases in audience traffic.

At the Scottish Media Awards the Scottish Daily Record & Sunday Mail Limited was voted 'Media Company of the Year' in recognition of its "strong innovation programme". At the Scottish Press Awards, The Daily Record scooped the awards for 'Scottish Newspaper of the Year', 'Scoop of the Year', 'Journalist Team of the Year' and 'News Photographer of the Year' while the Sunday Mail won the 'Young Reporter of the Year' category.

With a portfolio of market-leading brands and a pipeline of innovative new products and services, our Scottish Nationals are well positioned to build on its success in 2008.

Financial performance

The revenue and operating profit of our Nationals division are as follows:

Revenue and operating profit

	2007 Adjusted £m	2006 Adjusted £m	Variance %	2007 Statutory continuing operations* £m	2006 Statutory continuing operations* £m	Variance %
Revenue	**487.6**	472.4	3.2%	**487.6**	472.4	3.2%
Operating profit	**94.3**	80.2	17.6%	**94.3**	80.9	16.6%
Operating margin	**19.3%**	17.0%	2.3%	**19.3%**	17.1%	2.2%

*Statutory continuing operations presented here is before non-recurring items.

The Nationals division achieved strong growth in both revenues and operating profit during 2007. In addition the benefit of cost reductions have contributed to margins improving by 2.3% to 19.3%.

Revenue increased for both the UK Nationals and Scottish Nationals with the UK Nationals achieving growth of 2.8% and the Scottish Nationals achieving growth of 4.6%. Excluding the benefit of revenues generated from service contracts with businesses disposed of during the year, the UK Nationals achieved revenue growth of 1.3%.

Operating profits grew strongly for the Nationals division by 17.6% from £80.2 million to £94.3 million which reflects the benefit of improvement in revenues and cost savings which offset inflationary cost increases.

Revenue by type

	2007 Adjusted £m	2006 Adjusted £m	Variance %	2007 Statutory continuing operations £m	2006 Statutory continuing operations £m	Variance %
Circulation	**277.1**	275.1	0.7%	**277.1**	275.1	0.7%
Advertising	**159.4**	158.3	0.7%	**159.4**	158.3	0.7%
Other	**51.1**	39.0	31.0%	**51.1**	39.0	31.0%
Total	**487.6**	472.4	3.2%	**487.6**	472.4	3.2%

Circulation revenues for the Nationals division increased by £2.0 million from £275.1 million to £277.1 million with a 3.7% increase for the Scottish Nationals and flat circulation revenues for the UK Nationals.

The increase in circulation revenues reflects the benefit of cover price increases for the Saturday editions of the Daily Mirror and Daily Record and all the Sunday titles.

The six monthly change in circulation volumes and the six monthly market share for our national titles were as follows:

Volume, readership and market share

	2007 Volume actual[a] '000	2006 Volume actual[a] '000	Change %	2007 Average readers[b] '000	2007 Market share[c] %
Daily Mirror	**1,545**	1,608	(3.9)%	**3,868**	**18.2%**
Sunday Mirror	**1,395**	1,404	(0.7)%	**4,273**	**15.8%**
The People	**708**	808	(12.3)%	**1,664**	**8.0%**
Daily Record[d]	**368**	387	(4.8)%	**1,085**	**33.2%**
Sunday Mail[d]	**464**	479	(3.1)%	**1,293**	**35.7%**

[a] Average circulation for the six months to December.
[b] NRS 12 months to September 2007.
[c] Share of tabloid market six months to December 2007 excluding sampling.
[d] Within Scottish market only.

The circulation volume performance of our national titles reflects, unlike many competitor titles, our policy of not chasing short term circulation volume through price discounting and levels of marketing spend which do not provide a return on investment. During the year we implemented cover price increases for our three national Sunday titles which offset the impact of volume declines. In addition the Scottish Nationals benefited from weaker comparatives driven by the vouchering activity in 2006 whereby readers could buy the Daily Record for 20p against a 10p Sun.

Advertising revenues for the Nationals division increased by 0.7%, with flat advertising revenues for the UK Nationals and an increase of 2.5% for the Scottish Nationals. A much improved second half with advertising revenues increasing by 3.9% offset a decline of 2.3% in the first half.

The improvements in advertising revenues for the UK Nationals were driven by a better advertising environment and changes to advertising sales management and to the sales team. The declining trend during 2005 and 2006 was reversed and this was driven mainly by core display. In a difficult market, volume market share improved for the Daily Mirror and Sunday Mirror versus their primary competitors during 2007.

In our Scottish Nationals a better local advertising environment coupled with targeted national sales have contributed to strong advertising performance.

UK Nationals – revenue by type

	2007 Adjusted £m	2006 Adjusted £m	Variance %	2007 Statutory continuing operations £m	2006 Statutory continuing operations £m	Variance %
Circulation	**220.7**	220.7	-%	**220.7**	220.7	-%
Advertising	**114.2**	114.2	-%	**114.2**	114.2	-%
Other	**45.1**	34.6	30.3%	**45.1**	34.6	30.3%
Total	**380.0**	369.5	2.8%	**380.0**	369.5	2.8%

Scottish Nationals – revenue by type

	2007 Adjusted £m	2006 Adjusted £m	Variance %	2007 Statutory continuing operations £m	2006 Statutory continuing operations £m	Variance %
Circulation	**56.4**	54.4	3.7%	**56.4**	54.4	3.7%
Advertising	**45.2**	44.1	2.5%	**45.2**	44.1	2.5%
Other	**6.0**	4.4	36.4%	**6.0**	4.4	36.4%
Total	**107.6**	102.9	4.6%	**107.6**	102.9	4.6%

Other revenue increased by £12.1 million (31.0%) from £39.0 million to £51.1 million with increases of 30.3% for the UK Nationals and 36.4% for the Scottish Nationals. The increase in other revenues includes £6.2 million from the service contracts agreed with the disposed businesses.

Total digital revenues across the Nationals have achieved strong growth of 56.0% to £3.9 million with the UK Nationals growing by 52.9% and the Scottish Nationals growing by 62.5%.

The UK Nationals websites have been relaunched by a refocused digital team led by a newly appointed head of digital. The resulting new audiences have proved very attractive to advertisers. In addition to advertising revenues, other digital revenues have shown strong growth driven by the successful launch of Mirror Bingo.

The Scottish Nationals have also benefited from improved revenues from their digital assets with revenues growing by 62.5% to £1.3 million. Notably, the Scotcareers brand has achieved a strong position in the recruitment market in Scotland and we will continue to focus on developing share in this marketplace. This has provided a firm base for the launch of Scotwheels in 2006 and Scotthelot during 2007. Other digital activities have also seen a significant improvement in performance, reflecting the benefit of focused investment to drive incremental revenues to supplement the core circulation and print advertising revenues.

The strong revenue performance coupled with tight cost management has contributed to operating profit increasing by 17.6% to £94.3 million. Focused cost management and targeted cost savings have contributed to operating margins increasing by 2.3% to 19.3%.

CENTRAL COSTS

During the year central costs increased by £1.4 million, from £16.1 million to £17.5 million. This increase is predominately driven by the costs associated with the aborted sale of the regional newspapers in the Midlands and two sub-regions in the South.

FINANCIAL REVIEW

Adjusted results

	2007 £m	2006 £m	Change %
Revenue			
Retained businesses	**932.3**	917.2	1.6%
Disposed businesses	**77.5**	155.9	(50.3)%
Total	**1,009.8**	1,073.1	(5.9)%
Operating profit			
Retained businesses	**186.1**	179.7	3.6%
Disposed businesses	**22.8**	33.9	(32.7)%
Total	**208.9**	213.6	(2.2)%

Group revenues for the retained businesses increased by £15.1 million (1.6%) from £917.2 million to £932.3 million and fell by £78.4 million (50.3%) from £155.9 million to £77.5 million for the disposed businesses. The fall in revenues for the disposed businesses reflects their contribution for only part of the period in 2007. On a statutory basis Group revenues fell by £32.2 million (3.2%) from £1,003.5 million to £971.3 million.

Group operating profit for the retained businesses increased by £6.4 million (3.6%) from £179.7 million to £186.1 million and fell by £11.1 million (32.7%) from £33.9 million to £22.8 million for the disposed businesses. On a statutory basis Group operating profit improved from a loss of £62.4 million in 2006 to a profit of £29.4 million in 2007.

During the year we delivered £13 million net cost savings exceeding our target of £10 million announced in December 2006, and we are on track to deliver at least £20 million annualised costs savings by the end of 2008.

The IAS 19 "Employee benefits" defined benefit current service charge for the period was £27.0 million (2006: £30.4 million). For 2008, the IAS 19 defined benefit pension current service charge is estimated to be £24.1 million with the IAS 19 finance credit estimated to fall from £12.3 million to £11.4 million. This fall in the 2008 operating profit charge is predominantly driven by a reduction in the number of employees following the disposal of businesses during 2007.

The Group's share of profits from associates was £0.3 million (2006: £1.3 million) and reflects the Group's share of profits in PA Group (PA), net of taxation payable thereon. During the period dividends of £0.3 million (2006: £0.5 million) were received from PA.

Statutory results

	2007 £m	2006 £m	Change %
Group revenue	**971.3**	1,003.5	(3.2)%
Operating costs:			
Labour	**(316.4)**	(337.2)	6.2%
Newsprint	**(139.5)**	(139.6)	0.1%
Depreciation	**(36.4)**	(39.4)	7.6%
Other costs	**(283.3)**	(292.4)	3.1%
Amortisation of intangibles	**(6.3)**	(10.6)	40.6%
Share of results of associates	**0.3**	1.3	(76.9)%
Operating profit before non-recurring items	**189.7**	185.6	2.2%
Non-recurring items	**(160.3)**	(248.0)	35.4%
Operating profit/(loss)	**29.4**	(62.4)	147.1%

Amortisation of intangibles amounted to £6.3 million (2006: £10.6 million). In 2006 amortisation includes £4.9 million relating to the disposed hotgroup traditional recruitment consultancy business.

Non-recurring items

	2007 Statutory £m	2006 Statutory £m
Impairment of intangible assets	**(150.0)**	(250.0)
Restructuring costs	**(10.4)**	(2.4)
Profit on disposal of land and buildings	**1.6**	0.8
Loss on disposal of businesses	**(5.0)**	(1.8)
Release of accruals for which no further costs are expected	**3.5**	3.8
Profit on disposal of available-for-sale sale financial assets	**-**	1.6
Total	**(160.3)**	(248.0)

Non-recurring charges before tax of £160.3 million (2006: £248.0 million charge) were incurred during the year. Non-recurring items have been separately disclosed to provide clarity in relation to the underlying performance of the Group as they are one-off in nature. These are explained below with further information provided in note 8 on page 63.

During the year a review of the carrying value of our intangible assets concluded that the carrying value of regional newspaper titles in the Midlands and the South were impaired by £150 million (2006: £250 million).

We incurred £10.4 million (2006: £2.4 million) of costs in delivery of the cost reduction measures and implementation of the new operating model for the Group.

We disposed of surplus land and buildings realising a profit on disposal of £1.6 million (2006: £0.8 million). This reflects the benefit of the continuing plan to rationalise the property portfolio and reduce property costs.

During the third quarter, the Group disposed of seven sub-regions in the South generating gross disposal proceeds of £92.9 million. The businesses in the South published regional newspapers and related websites. Prior to disposal, the seven sub-regions generated revenue of £39.0 million and operating profit, before a £5.0 million loss on disposal included in non-recurring items, of £9.9 million in 2007.

The Group released accruals of £3.5 million (2006: £3.8 million) for which no further costs are expected.

Investment revenues increased to £5.2 million (2006: £0.3 million) due to interest earned on the proceeds from the disposals. Finance costs, which include the interest cost on bank overdrafts and borrowings, the retranslation of foreign denominated borrowings and the impact of fair value changes in derivative financial instruments fell by £10.8 million from £36.7 million to £25.9 million. Interest cost on bank overdrafts, finance leases and borrowings increased by £3.6 million from £31.8 million to £35.4 million reflecting higher interest rates. The IAS 19 finance credit increased by £2.4 million from £9.9 million to £12.3 million. Excluding the IAS 19 finance credit and the net impact of the retranslation of foreign denominated borrowings and the impact of fair value changes on derivative financial instruments, interest was covered 5.9 times by operating profit.

Group profit before tax fell by £1.0 million (0.5%) from £192.0 million to £191.0 million. On a statutory basis Group profit before tax increased by £109.9 million from a loss of £88.9 million to a profit of £21.0 million.

The tax credit for the year was £46.8 million (2006: tax credit of £24.8 million). The tax credit arises from the impact of the change in tax rate on the opening deferred tax position, the tax credit relating to the impairment of intangible assets, the release of deferred tax on disposals and a prior period tax credit. On an adjusted basis the tax charge for the year was £58.4 million, representing 30.6% of the profit before tax.

In October 2007, the Group disposed of its Sports division generating gross disposal proceeds of £170.0 million. The Sports division published the Racing Post together with the 23 related racing and sports newspapers and websites. Prior to disposal, the division generated revenue of £38.5 million and operating profit of £12.9 million in 2007.

Profit after tax of discontinued operations relates to the Sports division, referred to above, and the Magazines and Exhibitions division disposed of in 2006.

Profit after tax (continuing and discontinued) amounted to £203.3 million (2006: loss of £11.5 million). This includes £126.5 million (2006: £37.7 million) profit after tax on the sale of the discontinued operations. Further detailed information on profits relating to the disposed and discontinued operations is provided in note 40 on page 93.

Earnings per share were 45.5 pence per share (2006: 45.2 pence per share), an increase of 0.7%. On a statutory basis earnings per share were 23.3 pence (2006: 22.0 pence loss per share).

Subject to approval of shareholders at the Annual General Meeting, the directors propose a final dividend of 15.5 pence per share to be paid on 6 June 2008 to shareholders on the register at 9 May 2008. This will bring the total dividend for the year to 21.9 pence per share. This is in line with 2006, reflecting continued confidence in the strong cash flows generated by the Group. The dividend is covered 2.1 times by earnings and will be fully funded from operating cash flow. An interim dividend of 6.4 pence per share (2006: 6.4 pence per share) was paid on 30 October 2007 to shareholders on the register at 5 October 2007.

Balance sheet

	2007 £m	2006 £m
Intangible assets	**1,148.6**	1,418.4
Deferred tax asset	**46.6**	74.3
Other non-current assets	**456.6**	430.7
Non-current assets	**1,651.8**	1,923.4
Total equity	**851.9**	723.2
Short-term debt net of cash	**(145.0)**	(26.0)
Medium-term debt	**393.5**	466.9
Deferred tax liabilities	**366.8**	482.4
Long and short-term provisions	**13.9**	11.4
Net current other liabilities	**45.9**	52.5
Retirement benefit obligation	**124.8**	213.0
Non-current liabilities and net current liabilities	**1,651.8**	1,923.4

Non-current assets

	2007 £m	2006 £m
Intangible assets:		
Publishing rights and titles	**1,047.8**	1,329.9
Customer relationships and domain names	**26.9**	27.4
Goodwill	**73.9**	61.1
Deferred tax asset	**46.6**	74.3
Property, plant and equipment:		
Land and buildings	**191.4**	195.6
Plant and equipment	**198.1**	154.5
Assets under construction	**57.7**	70.4
Investments in associates	**9.4**	10.2
Net book value of non-current assets	**1,651.8**	1,923.4

Intangible assets have decreased by £269.8 million reflecting the impact of the £150.0 million impairment charge, the amortisation of £6.3 million and the disposal of the Sports division and the seven sub-regions from our Regional newspapers division in the South.

Property, plant and equipment has increased due to capital expenditure net of disposals of £67.1 million (2006: £72.9 million), against a depreciation charge of £36.5 million (2006: £39.8 million). The capital expenditure included £35.4 million (2006: £65.7 million) in relation to the repressing of the Nationals print plants. Planned net capital expenditure for 2008 is £50 million. The gross capital expenditure in 2008 is forecast to be £70 million, offset by estimated receipts of £20 million from the disposal of land and buildings in Birmingham and Cardiff. The capital expenditure includes a further £23 million in respect of presses, of which £16 million relates to presses required for the Independent print contract and £21 million on key IT systems for the Group's technology-led operating model. All capital expenditure is forecast to be financed from operating cash flows.

The investment in PA has decreased by £0.8 million from £10.2 million to £9.4 million reflecting dividends received of £0.3 million, and a tax adjustment in respect of prior years of £0.8 million, partially offset by profit after tax of £0.3 million from our 21.54% share in PA.

The deferred tax asset has decreased by £27.7 million from £74.3 million to £46.6 million primarily due to the movement in the retirement benefit obligation.

Net debt repayment profile

	2007 £m	2006 £m
Repayable within one year (including bank overdrafts)	**66.6**	6.8
Between one and two years	–	62.9
Between two and five years	**227.3**	155.9
After five years	**166.2**	248.1
Cash and cash equivalents	**(211.6)**	(32.8)
Total net debt	**248.5**	440.9

Net debt has decreased by £192.4 million from £440.9 million to £248.5 million and comprises loan notes, bank overdrafts and finance leases of £460.1 million offset by cash balances of £211.6 million. The substantial fall in debt levels during the year was a result of the proceeds from the disposals.

At 30 December 2007, committed facilities of £726.0 million (2006: £728.2 million) were available to the Group, of which £259.5 million (2006: £259.5 million) was available for draw-down. Other than the issue of acquisition loan notes, no new financing facilities were procured in 2007 and no debt facilities were repaid other than in accordance with their normal maturity date.

Committed financing facilities

	2007 £m	2006 £m
£269 million syndicated unsecured bank loan	**269.0**	269.0
US$ and £ private placements	**442.5**	442.5
Finance leases	**13.6**	16.0
Acquisition loan notes and other bank loans	**0.9**	0.7
Total	**726.0**	728.2
Drawn facilities (including bank guarantees and before capitalised issue costs)	**466.5**	468.7
Undrawn facilities	**259.5**	259.5
Total	**726.0**	728.2

In December the Group agreed to make special contributions of £107.5 million into the defined benefit pension schemes to secure clearance from the Pensions regulator for a £175 million return of capital to shareholders through a share buy-back. The special contributions were made in two instalments with £53.7 million paid in December 2007 and the balancing £53.8 million paid in January 2008. For the share buy-back, £5.9 million was expended in 2007 with the remainder expected in the first half of 2008.

The IAS 19 retirement benefit obligations before the provision of deferred taxation have fallen by £88.2 million from £213.0 million to £124.8 million. The fall in the retirement benefit obligations reflects a £136.0 million increase in pension scheme assets partially offset by a £27.5 million increase in pension scheme liabilities and an increase in the asset ceiling effect of £20.3 million during the period. The increase in the value of pension scheme assets reflects the improvement in equity markets during 2007, increased deficit funding payments made during the year and a special contribution of £53.7 million. The increase in the pension scheme liabilities is due to a change in mortality assumptions partially offset by an increase in the real discount rate applied to liabilities from 2.1% at 1 January 2007 to 2.5% at 30 December 2007.

Net retirement benefit obligations, after the provision of deferred taxation, fell by £63.5 million from £153.4 million to £89.9 million.

During the period cash contributions to defined benefit pension schemes (excluding past service enhancements and special contributions agreed prior to initiating the share buy-back programme) increased by £0.6 million from £49.7 million to £50.3 million. Excluding the special contribution to pension schemes noted above, the cash funding for defined benefit pension schemes is estimated to fall by £10 million (excluding the Pension Protection Fund levy) during 2008.

Deferred tax liabilities have decreased by £115.6 million from £482.4 million to £366.8 million primarily due to the fall in intangible assets due to the £150 million impairment charge, £132.1 million intangible assets disposed during the year and a change in the tax rate from 30% to 28% from April 2008.

Total equity at 30 December 2007 was £851.9 million, an increase of £128.7 million from £723.2 million at 31 December 2006. The increase reflects the £196.6 million total recognised income for the period, £0.5 million of new share capital subscribed and a £2.8 million credit to equity for equity-settled share-based payments, partially offset by the payment of dividends of £63.7 million, a £5.9 million debit to equity for share buy-back shares cancelled and a £1.6 million debit to equity for share buy-back shares to be cancelled.

Cash flow and treasury

Cash generated from operating activities has decreased by £58.5 million from £203.7 million to £145.2 million. This fall in operating cash flows is predominantly driven by special contributions of £53.7 million to the Group's defined benefit pension schemes.

The disposal of the Sports division and the seven sub-regions in the South generated gross proceeds of £262.9 million and net proceeds after all transaction costs (including a £10 million charitable donation) of £246.2 million.

The principal cash outflows in 2007 related to £34.5 million interest paid on borrowings and finance leases (2006: £32.0 million), tax paid of £40.4 million (2006: £40.6 million), net capital expenditure of £67.1 million (2006: £72.9 million), £63.7 million payment of equity dividends (2006: £63.7 million), £11.3 million (2006: £4.2 million) expended on acquisitions and £5.9 million purchase of shares under the share buy-back programme. Other than from operating activities, the principal cash inflows in 2007 related to £89.4 million (2006: £8.5 million) from the disposal of businesses, £165.6 million (2006: £53.9 million) cash from discontinued operations, £5.2 million (2006: £0.3 million) from interest received, £0.3 million (2006: £0.5 million) received from associates and £0.5 million (2006: £1.1 million) proceeds on the issue of new share capital following the exercise of share options under various schemes.

Outlook

We experienced an improving advertising environment in 2007. There was month by month volatility and we expect this to continue to be a feature of 2008.

The uncertain economic outlook for the UK together with the volatility, has contributed to a weak start to 2008 in the advertising market. We expect advertising revenues to fall by around 3% for January and February.

Although we are cautious about trading in 2008, the Board anticipates a satisfactory performance for the year given the continued implementation of the Group's strategy, ongoing focus on cost control and the Group's resilient cash flows.

EMPLOYEES

The media industry is built on its employees and in order to attain our goal of being a leading multi-platform media business we must rely on our people. Their commitment, innovation and drive are central to the ongoing development and success of our business.

During the year, in which the Group experienced a challenging business environment, the voluntary rate of employee turnover was 17.5%. This compares favourably with the 2006 reported turnover of 19% and the average of 18% in the media and publishing sector in 2007 (Source: Chartered Institute of Personnel and Development (CIPD) Recruitment Retention and Turnover Survey June 2007). In 2007 the retention rate, defined as employees in the Group's employment for the full 12 months, rose to 70% from 68% in the previous year.

During the year the Group's absenteeism rate, which follows the common definition used by Advisory, Conciliation and Arbitration Service (ACAS), was an average of 2.5%. This compares favourably with the national average level of employee absence of 3.7%, but is higher than the average for the media and publishing sector, which experienced the lowest absence level in the private sector during 2007 with 1.5% (Source: CIPD. Absence Management Survey. July 2007).

Trinity Mirror Group is committed to equality of opportunity in all its employment practices, to ensure we attract and retain the best people. In 2007 women made up 40% of staff (2006: 42%) and the number of women occupying senior managerial roles was 20% (2006: 22%).

In order to ensure that we remain competitive on base salary, we benchmark staff levels within the Group. We benchmark against specifically tailored groups of organisations, with which we compete for sector specific talent, and the general market, from which we continue to attract talent in the functional areas.

In addition to base salary all our employees have the opportunity to participate in performance related incentive schemes. For many staff this is delivered as profit share, linked to performance against the profit targets. Senior executives' incentive schemes are directly connected both to the delivery of profitability targets as well personalised key tasks linked to the achievement of one or more element of the business strategy. These key tasks must move the business forward in a significant and observable way. Payment relating to the delivery of these personalised key tasks for the senior executives is underpinned by the requirement to achieve a pre-defined minimum standard of leadership and communication.

We also provide a competitive range of benefits to employees, including health and life insurance, the opportunity to join a Group-wide defined contribution pension scheme and to participate in a Save As You Earn share plan.

ENVIRONMENTAL AND SOCIAL

Our environmental and social policy and statement, together with a review of our performance during 2007, is set out in the Corporate Responsibility Report on page 30.

RISKS AND UNCERTAINTIES

There is an ongoing process for the identification, evaluation and management of the significant risks faced by the Group. This is described in the Internal Control section of the Corporate Governance Report on page 40.

Operational

The key risks arising from operations relate to organisation and people, advertising, circulation, pensions and business continuity.

Organisation and people

The ability to execute and implement our strategic and business plans relies on the appropriate Group structure, culture and availability of talent. Our extensive review of the Group's businesses, operating models and structure concluded that our focus should be on our national newspaper titles, key regional titles, and digital assets. A new technology-led operating model is being adopted to provide a stronger platform for long-term growth. The ability to complete the transition will be reliant upon the success of our change management programme.

Advertising

The loss of major clients or reduction in a sector may adversely affect advertising, which is a significant proportion of our revenue. We are investing in our advertising functions using state-of-the-art technology to improve customer service. We have strengthened our online presence through acquisitions and the continuing launch of websites.

Circulation

We may experience further loss of readership due to comparative cover price or competitive activity. Our approach is to continue to focus on sustainable returns and appropriate levels of investment in our titles. We will complete a programme of investment in colour presses in early 2008. After this we will only have two print sites which do not have full colour.

Pensions

Pension deficits may grow at such a rate as to affect the viability of the Group itself or so that the annual funding costs consume a disproportionate level of profit. Although this is carefully monitored and there are regular reviews with trustees, there are a number of factors which are outside our control, including interest rates, inflation rates, mortality and regulatory change.

Business continuity

We are dependent on our technology, networks and manufacturing capability. Business continuity plans are in place and monitored and we have invested in our network and manufacturing infrastructure and flexibility.

Environmental

Key risks are described on page 33 of the Corporate Responsibility Report.

Treasury

The key risks arising from our activities and our financing facilities are liquidity, financing and interest rates, foreign currency and covenants. The treasury policies for managing these risks were approved by the Board in March 2001 and are summarised below.

Liquidity risk

Our policy is to ensure continuity of funding and flexibility. Debt maturities are spread over a wide range of dates, thereby ensuring that we are not exposed to excessive refinancing risk in any one year. The maturity profile of debt outstanding at 30 December 2007 is summarised on page 24. Our liquidity risk arises from timing differences between cash inflows and outflows. These risks are managed through unutilised committed and uncommitted credit facilities. It is our policy to maintain sufficient cash balances and committed facilities to meet anticipated funding requirements. These resources, together with the expected future cash flows to be generated by the business, are regarded as sufficient to meet the anticipated funding requirements of the Group for at least the next 12 months.

Financing and interest rates risk

Our exposure to interest rate risk is managed through the use of interest rate swaps, options, caps and forward rate agreements. Hedging transactions are undertaken after a review of the effect on profit after tax of a range of interest rate assumptions and probabilities, determined by reference to the general economic climate and market forecasts for interest rates. In view of the significantly reduced debt levels and relatively low interest rate environment, no interest rate hedging (with the exception of one forward rate agreement which was settled in the year) was undertaken for the Group's debt as at 30 December 2007.

Foreign currency risks

Less than 2% of the Group's turnover and operating costs are generated in currencies other than sterling. Given the minimal impact on profit after tax of fluctuations in foreign currencies, we trade foreign currencies at spot rates. The payment of interest and capital on borrowings denominated in foreign currencies is all fully hedged through cross-currency interest rate swaps.

Covenants risk

We seek to maintain standard terms for all our financial covenants where possible. Our covenants are monitored on an ongoing basis with formal testing of financial covenants at each half-year end. The Company continues to comply with all borrowing obligations and financial covenant obligations.

CHIEF EXECUTIVE'S STATEMENT

2007 was a year of steady and pleasing progress.

For the third year running our much improved health and safety systems and record were recognised through the award of the ROSPA Occupational Health and Safety Gold Award. The statistics later in this report show that we maintained our record in 2007. This not only reflects our continued drive to reduce accidents, but is a credit to all our managers and staff. Health and safety is everybody's responsibility and the improvements that we have seen could only have been achieved by the whole team playing a part.

I am very pleased that we met all but one of the targets we set for our environmental performance, including those covering sustainable forestry, energy consumption and environmental management systems. I am particularly pleased with the attainment of ISO 14001 status by our press site at Oldham. This now becomes the benchmark for all of our sites. As I said in last year's statement, we do not set the bar on these targets at a deliberately low level but view them as only being worthwhile if they involve a stretch. With this in mind, we have continued to experience difficulties in measuring accurately the recycling of general waste across all of our sites. Nevertheless, the information that we do have indicates that we are also very close to achieving our 25% recycling target.

We have also become more actively involved with the Media CSR Forum and fully endorse its work on media literacy.



Sly Bailey
Chief Executive

HEALTH AND SAFETY

The Company received its third consecutive ROSPA Occupational Health and Safety Gold Award. This unprecedented achievement for the Group could not have been reached without the hard work and commitment of our staff, whose continuing efforts are very much appreciated.

The Company participates in the ROSPA annual awards scheme because it provides an independent assessment of our health and safety performance against national standards. It also provides an opportunity to recognise and encourage good performance throughout the Group. The Company considers the scheme to be an important part of our overall strategy for the management of health and safety.

It has been another very challenging year with further developments in health and safety legislation, refurbishment of some office premises and ongoing investment in new production equipment at our printing plants. Our staff have risen to these challenges and worked hard to maintain good health and safety standards. Although it was not possible to substantially reduce the number of RIDDOR (Reporting of Injuries, Diseases and Dangerous Occurrences Regulations 1995) reportable accidents in 2007 it is encouraging to see that the significant gains made in previous years have been maintained. The Board remains committed to making further improvements to health and safety in the year ahead.

2007 health and safety initiatives

The Board continues to be kept informed of important health and safety developments through the Secretary and Group Legal Director. Important health and safety initiatives last year included:

- The revision and updating of general policy statements with respect to health and safety, reflecting a commitment from the Company to establish management systems that comply with OHSAS 18001, an internationally recognised occupational health and safety management systems specification;
- Health and safety input to office redevelopment projects in Middlesbrough and Cardiff, as well as a successful project to complete the installation of new presses and ancillary equipment at the Watford printing plant;
- Making arrangements with the British Printing Industries Federation (BPIF) for them to independently audit compliance with health and safety legislation at our printing plants, with recommendations for improvement if necessary;
- The preparation and updating of numerous building fire safety risk assessments to ensure compliance with the Regulatory Reform (Fire Safety) Order 2005 and parallel legislation in other parts of the UK;
- Health and safety awareness training for managers and other members of staff, where appropriate. Building Services and Health and Safety Managers attended training courses covering important changes affecting construction safety;
- A trial to identify the benefits of fitting reversing aids to commercial vans used for newspaper delivery. This resulted in a decision to include bumper mounted reversing sensors/alarms in the purchase specification for all new delivery vans; and
- Through the Group Health and Safety Risk Management Forum new and revised health and safety policies and procedures were introduced covering:
  - Asbestos
  - Engineering and construction safety
  - Selection and control of contractors
  - Work with display screen equipment
  - Home working.

Group health and safety statistics

The tables below provide statistics for occupational health and safety in 2007, with a comparison with the previous year. The number of RIDDOR reportable accidents appears to have levelled off with only a marginal improvement. This is not unexpected given the substantial gains of recent years and our challenge is to try and address this in the year ahead. Accident frequency rates have raised slightly following business unit disposals that have contributed to a fall in total days worked.

Health and safety performance indicators

	2007	2006
Fatalities	–	–
RIDDOR major injuries	**5**	5
RIDDOR over 3 day injuries	**24**	26
RIDDOR occupational ill health/diseases/conditions	–	–
RIDDOR dangerous occurrences	–	–
Total number of accidents	**371**	445
RIDDOR events frequency rate†	**0.21**	0.18
All accidents frequency rate†	**2.70**	2.65
Total days lost – accidents and occupational ill health‡	**611 (0.04)%**	823 (0.04)%

†Frequency rate = number of accidents per 100,000 hours worked.
‡Figure in brackets represents the percentage of total days worked by all employees in the Group.

Breakdown of accidents by type of event

	2007 RIDDOR accidents %	2007 All accidents %	2006 RIDDOR accidents %	2006 All accidents %
Slips and falls (same level)	**24.0**	**20.5**	34.0	23.5
Lifting and handling of materials	**20.5**	**11.5**	28.0	12.0
Contact with machinery	**6.5**	**5.0**	3.5	5.0
Falls from a height	**7.0**	**3.5**	3.5	2.5
Stepping on or striking fixed object	**14.0**	**17.5**	3.5	13.0
Struck by moving vehicle	**3.5**	**1.5**	7.0	2.5
Contact with sharp/abrasive material	**3.5**	**19.0**	–	16.0
Struck by flying or falling object	**7.0**	**4.0**	7.0	6.5
Contact with hazardous substance	**–**	**2.5**	–	2.5
Contact with hot material/substance	**–**	**3.0**	–	2.0
Object collapsing or overturning	**–**	**–**	–	0.5
Use of hand tools	**–**	**3.0**	–	2.0
Contact with electricity	**–**	**1.0**	–	–
Others	**14.0**	**8.0**	13.5	12.0
Total	**100.0**	**100.0**	100.0	100.0

(All percentages rounded to the nearest half decimal point).

Emphasis will continue to be placed next year on measures to reduce accidents caused by slips, trips and falls and others associated with manual handling.

Health and safety enforcement activity

There were nine visits to our premises by health and safety enforcement officers in 2007, compared to thirteen in the previous year. These visits were generally routine inspections to verify that the Company was complying with statutory requirements and in all cases where the need for follow up action was identified it was promptly taken. An improvement notice was issued at the Oldham printing plant requiring the Company to implement water system risk assessment recommendations. All necessary actions were completed within the specified time.

Future health and safety initiatives

To achieve our goal of continuing improvement in health and safety next year the Group intends to:

- Work towards achieving full compliance with OHSAS 18001 at the printing plant in Watford, treating this as a pilot exercise before attempting to obtain external accreditation elsewhere;
- Continue with a programme of independent regulatory compliance audits at each of the Company printing plants, through the British Printing Industries Federation. Office premises will continue to be audited internally by in-house health and safety specialists;
- Support the HSE Printing Industry Advisory Committee in their efforts to improve health and safety in the printing industry through direct involvement and by contributing to their nationwide safety campaigns aimed at reducing injuries caused by slips, trips, falls and work-related upper limb disorders;
- Consult and involve staff, through Health and Safety Committees, on initiatives to reduce risk of injury caused by slips, trips, falls and manual lifting and handling. These are consistently the most common RIDDOR reportable events leading to absence from work in the Group; and
- Implement new and revised policies and procedures covering the following topics:
  - Stress
  - Mobile phones
  - Driving at work
  - Fire safety
  - Lone working.

ENVIRONMENTAL MANAGEMENT

Progress and highlights during 2007

2007 ended on a high note with the Oldham press site successfully meeting its target to gain independent certification to the international environmental management system standard ISO 14001. This has been achieved after two years of dedicated effort by employees at the site, and the system that has been established at Oldham will serve as a model for the roll-out of environmental management systems throughout our printing operations.

The Environmental Steering Group, reporting to the Executive Committee via the Secretary and Group Legal Director, has continued to meet through 2007. The Steering Group is charged with reviewing the environmental agenda and with making recommendations to ensure that Trinity Mirror's environmental programme remains aligned with the key issues.

During 2007, concerns about climate change have escalated throughout the world, leading to an unprecedented level of public interest and proposals for stronger legislation. The UK government has made proposals to introduce new regulations under the 'Carbon Reduction Commitment' that may significantly affect major users of electricity, including Trinity Mirror. If implemented, the regulations will establish a mandatory 'cap-and-trade' scheme under which companies will have to buy, at auction, permits to emit carbon dioxide.

Paper purchasing continues to represent an important area where Trinity Mirror has the potential to affect the environment. Whilst concerns about paper sourcing have traditionally focussed on issues surrounding sustainable forestry, attention is now shifting to the 'carbon footprint' of paper supplies because of the relatively high energy requirements of pulp and paper making.

As a result of these developments, a small number of amendments have been made to Trinity Mirror's Environmental Policy, reflecting the Company's commitment to identify and report business risks and opportunities presented by climate change and also to reduce the amount of waste going to landfill. The full version of the revised Environmental Policy may be found at www.trinitymirror.com/environment/environpolicy.

Trinity Mirror remains committed to driving environmental improvements by setting and achieving clear targets. Performance against 2007 targets is reported below, together with a new and wider set of environmental targets that have been agreed for completion during the next 12-24 months.

Paper sourcing and sustainable forestry

During 2007 Trinity Mirror met its continuing target of sourcing at least 75% of newsprint from recycled fibre or fibre from certified forests. Actual performance was the same as in 2006 (81%) and reflects the practical and commercial difficulties of increasing further the proportion of supply from recycled or certified fibre. During 2008 we are committed to supporting industry initiatives, such as that proposed by the British Printing Industries Federation that will investigate techniques for quantifying the carbon footprint of printed paper products.

Newsprint - proportion of supply from recycled or certified fibre


% recycled or certified
90
80
70
60
50
40
30
20
10
0
Target
2005
2006
2007

Target:
Trinity Mirror will continue to source at least 75% of its newsprint from either recycled materials or virgin fibre that has been independently certified as coming from well-managed and sustainable forests.

Target:
Trinity Mirror will support and participate in the proposed printing industry initiative to quantify the Carbon Footprint of printed products, including the paper usage.

Energy consumption and greenhouse gases

In 2006 we reported, for the first time, our energy consumption and greenhouse gas data using the reporting definitions and 'scopes' specified in the Greenhouse Gas Protocol Initiative's corporate reporting standard. During 2007 we also provided information to the international Carbon Disclosure Project, which collects data using the same format. The Carbon Disclosure Project is driven by the international investment community and aims to encourage listed companies to identify their exposure to climate change issues. Trinity Mirror has been included in the list of 45 'Best Reporters' out of the total of 245 FTSE companies that provided information and data to the Carbon Disclosure Project in 2007. This recognises both the quality of the data we provided and that the scope of our disclosure included key elements of our supply chain, in addition to our direct consumption of energy.

During 2007 we undertook a range of energy saving initiatives and as a result achieved a further year-on-year reduction in our electricity consumption. Our total electricity consumption reduced by 3% (compared with 2006 and adjusted to take account of property disposals) against our target of 2%.

In collaboration with the Carbon Trust we have now embarked on a new carbon reduction programme that has identified a range of further energy-saving projects. Based on this programme we have set a new energy-saving target to be achieved by the end of 2009:

Target:
By the end of 2009 Trinity Mirror will further reduce its electricity consumption by 2%, on a like-for-like basis, versus 2007.

Trinity *Mirror* energy consumption and associated CO_2 emissions

	Consumption	CO_2 conversion factor	2007	2006 CO_2 emissions (tonnes)	2005
Scope 1[1]					
Gas combustion (heating, all Trinity Mirror premises)	31,953,573 kWh	0.185 x 10^{-3}	**5,911**	6,043	6,881
Oil combustion (electricity generation, all Trinity Mirror premises)	168,107 litres	2.674 x 10^{-3}	**450**	237	246
Refrigerant gas loss (all Trinity Mirror premises)	464 kg	1,525 x 10^{-3}	**708**	3,825	–
Commercial vehicles (all Trinity Mirror owned vehicles)	7,983,755 km	0.264 x 10^{-3}	**2,108**	2,353	2,964
Scope 2[2]					
Grid electricity use (all Trinity Mirror premises)	122,352,472 kWh	0.523 x 10^{-3}	**63,990**	65,991	65,838
Scope 3[3]					
Business travel (road, not involving Company vehicles)	15,497,085 km	0.2162 x 10^{-3}	**3,350**	3,775	3,691
Business travel (rail)	2,318,524 km	0.06 x 10^{-3}	**139**	60	–
Business travel (air)	7,534,609 km	0.172 x 10^{-3}	**1,296**	938	1,132
Electricity for contracted printing	*4,862,721 kWh*	*0.523 x 10^{-3}*	***2,543***	*4,594*	*9,013*
Gas for contracted printing	*12,129,858 kWh*	*0.185 x 10^{-3}*	***2,244***	*3,549*	*5,992*
Vehicle fuel for contracted distribution	*2,310,000 litres*	*2.63 x 10^{-3}*	***6,075***	*11,836*	*11,836*
Total Group			**88,814**	103,201	107,593
Total Group per million pages of printed output			**0.52**	0.58	0.65

Note: Data for 2005 and 2006 have been adjusted to take account of property disposals during 2007. All numbers in italics are estimates. Where a – appears numbers were not available.

Notes:
[1]Scope 1 covers all direct greenhouse gas emissions, i.e. emissions from sources that are owned or under the direct management of the Company (Greenhouse Gas Protocol Corporate Accounting and Reporting Standard, 2004).
[2]Scope 2 covers indirect greenhouse gas emissions associated with imported electricity use.
[3]Scope 3 covers other indirect greenhouse gas emissions, i.e. where the emissions are from sources that are not owned by Trinity Mirror and where the Company does not have management control.

Internal electricity consumption (kWh)


Internal electricity consumption (kWh)
140m
120
100
80
60
40
20
0
2005
2006
2007

Note: Data for 2005 and 2006 have been adjusted to take account of property disposals during 2007.

The water consumption of Trinity Mirror's 'core' sites during 2007 was 223,565 cubic metres.

Volatile Organic Compound emissions (VOC)s

During 2007 we have taken steps to improve reporting by our press sites on their consumption of VOC-containing printing chemicals. We continue to see a decline in our potential for creating emissions of VOCs to atmosphere, as materials that have traditionally contained VOCs (i.e. inks, fountains, and blanket washes) are substituted by water-based alternatives.

As we reported last year, the major potential source of VOCs associated with Trinity Mirror's publications is now likely to be with our magazine contractors, where the use of heat-set and gravure technologies offers less scope for using alternative water-based chemicals. But VOC emissions from press sites using these technologies can be controlled by the use of effective abatement equipment. During 2008 we will review the VOC emission controls that our principal contractors have in place.

Estimated annual consumption of Volatile Organic Compounds (VOCs) by Trinity Mirror's printing sites during 2007

Print site	2007 kgs	2006 kgs	2005 kgs	2004 kgs
Watford	**1,868**	2,974	3,222	14,620
Oldham	**25,374**	26,000	400	2,147
Cardonald	**8,309**	8,328	2,979	19,890
Cardiff	**3,333**	10,000	10,939	12,150
Teesside	–	–	–	3,000
Fort Birmingham	–	26	–	230
Newcastle	–	18,000	19,000	19,000
Liverpool	**1,000**	–	–	6,000
Blantyre	–	1,300	2,500	2,820
Group total	**39,884**	66,628	39,040	79,857
Group total – kgs per million pages of printed output	**0.24**	0.38	0.23	0.48

Waste management and recycling

Trinity Mirror has continued during 2007 to recycle 100% of paper wastes from printing operations comprising reel ends, cores and printed waste. We have also, as in previous years, achieved high rates for the recycling, or beneficial re-use, of the hazardous wastes generated at our press sites.

Last year we also set a target to recycle 25% by weight of all general waste arising by the end of 2007. We have experienced difficulties, however, in accurately measuring our performance against this target because of changes in our waste disposal contractors. Nevertheless, we believe that the quantity of non-hazardous waste recycled in 2007 was close to our target.

Trinity Mirror hazardous waste generation and recycling 2007

	Total waste generated	Total treated/ recycled	% treated/ recycled
Liquid wastes (litres)	1,712,904	1,496,948	87.4
Solid wastes (kgs)	213,536	50,508	23.7

Note: Annual total based on 3 months' data 1 October to 31 December 2007.

Target:
Trinity Mirror will continue to recycle 100% of all non-hazardous press waste arising (paper, cores and reel-ends).

Target:
Trinity Mirror will strive to achieve nil general waste to landfill, in-line with current industry standards.

Refrigerant gases

The EU has set a timetable for ceasing the supply and use of ozone-depleting HCFC gases that have been widely used in air conditioning plant and process temperature control units. Trinity Mirror has been pursuing a programme to replace HCFCs across all press and office locations and we are on track to meet the regulatory deadlines.

Target:
Trinity Mirror will replace all HCFC gases held in refrigeration equipment by the end of 2009.

Environmental management systems

The certification of the Oldham press site to the international ISO 14001 environmental management system standard represents a major step forward. The programme to implement similar environmental management systems has also got back on track at a number of other press sites. Further training will be provided to all press sites during 2008.

The staff forums that have been established at a number of major office locations (Canary Wharf, Liverpool and Cardiff) have successfully involved a wider range of employees in local energy-saving and recycling campaigns during 2007. Other forums will be established at our other large office centres during 2008.

Target:
Trinity Mirror Printing will achieve certification to Phase 3 of the BS8555 environmental management system standard at the Newcastle, Teesside, Liverpool and Cardonald press sites by the end of 2008.

Target:
Media Wales Ltd will achieve certification to Level 4 of the Green Dragon environmental management standard by the end of 2009.

Target:
Trinity Mirror Printing will ensure that at least one manager from each press site has completed the Groundwork Trust's Practical Environmental Management Course by the end of 2008.

Target:
Trinity Mirror will establish further environmental staff forums at the major office locations in Birmingham, Glasgow and the North East during 2008.

ETHICS

For many years the Company has had a policy on Standards of Business Conduct which we regularly review. The introduction to the current policy states:

'Trinity Mirror plc is the largest newspaper publisher in the UK and a major UK plc. The continuing development and well-being of our business depends on all of us maintaining the highest standards of integrity and personal conduct in all matters which involve the Company. The Company recognises its obligations to those with whom it has dealings, namely its employees, shareholders, readers, advertisers, suppliers and the communities in which its businesses operate. Its reputation is one of the most vital resources of the Company, and depends for its protection upon the honesty and integrity of each and every one of us. This document gives guidance on how the essential standards of integrity and conduct are to be maintained. It is not intended as a statement of new beliefs or the creation of new rules of conduct. Rather, it is a reaffirmation of our continuing values and practices'.

Finally, this document should be read in conjunction with any specific code issued to individual groups of employees (e.g. Financial Dealings by Journalists) or any provisions of individual contracts of employment.

The policy itself is available on the Company's website and gives guidance on conflicts of interest, the acceptance of gifts and entertainment, confidential information, insider information, and political and civic activities.

CHARITIES

The Company's policy with regard to charitable donations and other such payments is as follows:

'Trinity Mirror believes that it can best support charities through the pages of its newspapers. This support will either be through appeals to readers for donations or through editorial content, describing the aims and activities of various charities. In every case the decision as to whether or not to support a charity appeal or whether to run editorial comment will be one for the editor of each newspaper.

Trinity Mirror plc will make direct cash donations to charities in certain limited circumstances. The Company will, at a Group level, support various charities connected with or associated with the newspaper, printing or advertising industries. A second category of direct cash support will be to charities operating in the communities immediately surrounding Trinity Mirror's offices and print sites. The charities that are likely to receive support are smaller community-based charities where a modest donation will make a big impact. It is unlikely that a major national charity that just happens to be based very close to one of our offices would receive a donation. There will be a further limited general pool of funds out of which donations will be made to legitimate and supportable causes that fall outside the above two criteria.

Each of our regional newspaper companies will have a small budget out of which they will make direct cash donations to charities working in the community in which the newspaper is based. Scottish Daily Record and Sunday Mail Limited will similarly make a number of donations to appropriate charities based in Scotland.

The National titles of the Daily Mirror, Sunday Mirror and The People are most unlikely to make direct cash donations. They will do so only where they are asked to make a payment to charity in lieu of a fee for an interview or some form of support. Any "corporate" donations requested from the National titles are likely to be redirected to the Group, as the Company's headquarters share the same office location as that of the National titles.

All "Group" donations need the prior agreement of the Secretary and Group Legal Director. Any local business donations require the prior agreement of the relevant Managing Director. In addition to cash donations, the Company is active in making donations in kind in the form of used computer equipment, furniture, books, etc. Through its community involvement programmes, the Company makes available members of its staff for volunteering and mentoring programmes.'

COMMUNITY ENGAGEMENT

Community engagement is a core element of our local businesses, with campaigns, appeals and a wide range of other local activities forming part of the everyday activities of our titles. For example, this support can either be by advertising the activities of a charity or by running appeals through which our readers donate to good causes. In addition, however, the Company also contributes directly, through cash donations, to a variety of charities.

Each year our newspapers get involved in a large range of charitable fundraising campaigns and support good causes. Our local newspapers, being at the heart of communities, campaign on a wide range of local issues and spearhead fundraising activities.

In the North East for example The Sunshine Fund, which was established in 1928 by King George V and adopted by the Evening Chronicle in 1995 has, since then, provided over £700,000 for essential equipment, learning aids and custom-built apparatus to improve the quality of children's lives across the region.

In July the Newcastle Evening Chronicle launched the "Give Tilly A Hand Appeal" to raise the money to help the youngster live as normal a life as possible after the 21-month-old lost both her hands and toes to meningitis. After starting the appeal with £5,000 from the newspaper's own Sunshine Fund, readers were challenged to make up the difference. Donations from businesses and readers flooded into the Newcastle Evening Chronicle offices and within two days the money had been raised.

On 17 August 2007 our largest national title, the Daily Mirror, donated 2p for every copy sold to the children's charity ChildLine. The paper also included a four-page editorial feature on ChildLine. This was part of wider support where all the Group's national titles as well as a number of websites and regional newspapers, including The Birmingham Mail, Liverpool Echo, Newcastle Chronicle and the South Wales Echo, also promoted the campaign.

We back this work up with further commitment from our own workforce and the Group has an Employee Volunteering Policy which enables all our employees to volunteer to work for a day to support a good cause in their area.

Media CSR Forum

The Group is a member of the Media CSR Forum. The forum, established in 2001, is a voluntary body set up by leading media organisations following recognition that the practice of CSR and sustainability for media companies has many unique features that sets it apart from traditional industry and other business sectors, some of which could benefit from a collaborative approach.

Media Literacy, the process of being able to access and interact with media and to discern the differences between fact, opinion, entertainment and advertising, is of particular importance to the forum. We believe the issues and opportunities around Media Literacy to be substantial and real and significant progress has been made, particularly in the educational arena. However, we feel that more needs to be done to increase society and business's awareness of the issue. In November 2006 EuroRSCG Fuel, a global advertising agency agreed to develop the initial concepts for a campaign to do just this and simultaneously Harvard PR (part of the Bell Pottinger Group) agreed to support the campaign with relevant public relations work. The campaign is due for launch in 2008 and has the Group's full support.

RISKS AND OPPORTUNITIES

The Group is not a multinational nor is it engaged in 'heavy' industry. It is not, therefore, exposed to some of the risks faced by those who operate in developing countries or with significant environmental exposure. The greatest exposure for the Group would, therefore, be a systems failure that led to a domestic failure of its environmental, health and safety or ethical policies. It is unlikely that a failure in any of these three areas would be catastrophic.

The Board believes that the Company's main exposure would be one of reputational damage. The procedure that the Company employs to control and manage these risks is through a regular review of its standards and systems and through training of relevant employees and managers. The Company's Standards of Business Conduct are embedded within the culture of the Group. More recently the Company's health and safety policies and systems have been put under review and have been consolidated and codified. More attention is now being paid than in the past to environmental matters. The Company believes that opportunities in these areas are, similarly, reputational. We believe that there are advantages to being seen as the employer of choice for those entering our industry, that decision having been made on an assessment, amongst many other things, of our corporate social responsibility programmes. Those programmes will also be key in the retention of staff. We also believe that there are obvious commercial advantages from being seen as a socially responsible company.

Comments to:

Paul Vickers
Secretary and Group Legal Director
Trinity Mirror plc, One Canada Square,
Canary Wharf, London E14 5AP

Board and Management Team

BOARD OF DIRECTORS

Sly Bailey Chief Executive (1)
Sir Ian Gibson Chairman (2)
Gary Hoffman Non-Executive Director (3)
Jane Lighting Non-Executive Director (4)
Kathleen O'Donovan Non-Executive Director (5)
Vijay Vaghela Group Finance Director (6)
Paul Vickers Secretary and Group Legal Director (7)
Laura Wade-Gery Non-Executive Director (8)

EXECUTIVE COMMITTEE

Sly Bailey Chief Executive (1)
Vijay Vaghela Group Finance Director (6)
Paul Vickers Secretary and Group Legal Director (7)
Max Alexander Managing Director, New Ventures and Strategy (9)
Steve Bird Group Human Resources Director (10)
Nick Fullagar Director of Corporate Communications (11)
Georgina Harvey Managing Director, Regionals (12)
Mark Hollinshead Managing Director, Scottish Nationals (13)
Rupert Middleton Director of Manufacturing (14)
Tony Pusey Group Information Technology Director (15)
Richard Webb Managing Director, UK Nationals (16)


6
5
9
16
2
14
10
1
15
3
12
4
7
11
13
8



Sly Bailey (46) Chief Executive
Sly joined the Board in February 2003. She started her media career in advertising sales at the Guardian and then The Independent. In 1989 she joined IPC Media Limited as Head of Classified Advertising Sales and joined their Board in 1994 as Advertising Director. In 1997 Sly was appointed Managing Director of IPC tx, the TV listings division. In December 1999 she was appointed Chief Executive of IPC Media Limited and subsequently led the sale of the business to AOL Time Warner. Sly was previously Senior Independent Director and Remuneration Committee Chairman of EMI plc and a non-executive director of Littlewoods Plc. Currently she is on the Press Association Board and President of NewstrAid, a charity for the distribution and retail trade.

Sir Ian Gibson CBE (61) Chairman
Sir Ian joined the Board of Trinity Mirror and was appointed Chairman in May 2006. He is non-executive Deputy Chairman of Wm Morrison Supermarkets plc and is due to take up the role of Chairman in March. Previously he was President of Nissan Europe and Senior Vice President of Nissan Group. Sir Ian was Chairman of BPB plc, was on the Court of the Bank of England, was Deputy Chairman of Asda Group plc, Senior non-executive director of Northern Rock plc and a non-executive director of GKN plc and Greggs plc.

Gary Hoffman (47) Non-Executive Director
Gary joined the Board in March 2005. He was appointed Senior Independent Director in May 2007 and is Chairman of the Remuneration Committee. He is Group Vice Chairman of Barclays, having previously been Chairman of Barclays UK Banking and Chairman of Barclaycard. Gary joined Barclays' main Board in January 2004. He began his career in Barclays in 1982 and held various positions until he was appointed Managing Director, Marketing and Distribution in 1998. Gary was responsible for the launch of internet banking as well as setting up Barclaycall, the telephone banking service. He is a member of the Board of Visa Europe.

Jane Lighting (51) Non-Executive Director
Jane Lighting joined the Board as a non-executive director in January 2008. Jane is Chief Executive of Five, the UK's fifth terrestrial channel. Prior to joining Five in 2003 Jane was Chief Executive of Flextech plc. Jane is the Chair and a Fellow of the Royal Television Society, Fellow of the Royal Society of Arts and until recently was Governor, National Film and Television School.

Kathleen O'Donovan (50) Non-Executive Director
Kathleen joined the Board as a non-executive director in May 2007. She is Chairman of the Audit Committee. Kathleen is the senior independent director and deputy chairman of Great Portland Estates plc and is a non-executive director at Prudential plc and Arm Holdings plc. Previously she was on the Court of the Bank of England and held non-executive directorships at O2 plc and EMI plc. Between 1998 and 2002 she was CFO of Invensys plc, having previously been the Finance Director of its legacy company BTR plc which merged with Siebe plc to create Invensys.

Vijay Vaghela (41) Group Finance Director
Vijay qualified as a chartered accountant and worked in private practice with Deloitte. He joined Mirror Group in 1994 as an Internal Auditor. He was subsequently Group Treasurer and then Director of Accounting and Treasury. He was appointed Group Finance Director and joined the Board in May 2003.

Paul Vickers (48) Secretary and Group Legal Director
Paul joined the Board in September 1999 having been a director of Mirror Group since 1994. He originally qualified as a barrister and was in private practice at the Bar. He was legal manager of the London Daily News, which he left to join the breakfast television company TV-am where he subsequently became Assistant Managing Director. He was previously a non-executive director of Virgin Radio.

Laura Wade-Gery (43) Non-Executive Director
Laura joined the Board in August 2006. She is Chief Executive of Tesco.com and a Director of Tesco Personal Finance. Previously she was Group Strategy Director, Tesco plc. Prior to joining Tesco in 1997 Laura held positions with Gemini Consulting and Kleinwort Benson.

Sly Bailey Chief Executive

Vijay Vaghela Group Finance Director

Paul Vickers Secretary and Group Legal Director

Max Alexander Managing Director, New Ventures and Strategy
Max was appointed to the role in October 2007. Prior to this he was CEO of Thomson Directories, and previously he was MD of Talktalk a division of Carphone Warehouse, which grew from foundation to 2 million customers and £400 million of annualised revenue in 3 years. Max has also worked for BSkyB and was a consultant at McKinsey. He is a qualified barrister.

Steve Bird Group HR Director
Steve joined Trinity Mirror in 2005. Previously he was Group HR Director at Lend Lease Corporation, a global property business best known in the UK for its development of the Bluewater shopping centre and the Greenwich peninsula. Steve has also held senior positions at NatWest Group, Glaxo Wellcome and Ford Motor Company.

Nick Fullagar Director of Corporate Communications
Nick joined Mirror Group as a reporter for the Daily Mirror in 1980. He is responsible for Group communications including investor and public relations. He was appointed to the Executive Committee in 2002.

Georgina Harvey Managing Director, Regionals
Georgina joined the Company in February 2005. She started her media career at Express Newspapers where she was appointed Advertising Director in 1994. She joined IPC Media in 1995 as Group Advertising Sales Director for its SouthBank and went on to form IPC Advertising in 1998, where she was Managing Director. Georgina became a member of the Board of IPC Media in 2000 and was subsequently appointed Managing Director of Wallpaper* Group in 2003.

Mark Hollinshead Managing Director, Scottish Nationals
Mark joined the Scottish Daily Record and Sunday Mail Ltd in 1998, prior to which he was Managing Director of Midland Weekly Media Ltd. He was previously Business Development Director at Thomson Regional Newspapers Ltd, Marketing Director at MIN plc and Research Manager at the Wolverhampton Express & Star, having entered the newspaper industry in advertising sales at the Midland News Association Ltd in the mid 1980s. Mark spent the early part of his career working in advertising agencies. He is also Non Executive Chairman of Scottish Athletics Ltd.

Rupert Middleton Director of Manufacturing
Rupert joined Trinity Mirror as Group Director of Manufacturing in March 2004. He is responsible for Trinity Mirror Printing, the integrated manufacturing division that prints all Trinity Mirror newspaper titles and a significant volume of copies for external publishers including the Daily Mail and the Independent. Prior to joining Trinity Mirror, Rupert has previously been Managing Director of a division within The Stationery Office, and Managing Director of Westferry Printers.

Tony Pusey Group Information Technology Director
Tony was appointed Group IT Director in December 2000. Prior to joining Trinity Mirror, he was Group CIO and Business Change Director at Storehouse plc, which incorporates Bhs and Mothercare.

Richard Webb Managing Director, UK Nationals
Richard joined Trinity Mirror in January 2006 as Managing Director of National Newspapers. Previously he was General Manager of News Group Newspapers, responsible for The Sun and the News of the World. Prior to working in the newspaper industry he worked in advertising and media buying, latterly as Deputy Managing Director of Optimedia UK.

The Board is committed to maintaining high standards of Corporate Governance. This statement, together with the Directors' Report and the Remuneration Report set out on pages 42 to 48, describes how the Company has applied the relevant principles of the June 2006 FRC Combined Code. The Board believes that the Company complies with the FRC Combined Code in full.

The Board

The Board is responsible and accountable for the Group's operations. The Board has a formal schedule of matters reserved to itself, including the Group's strategic plans, acquisitions or disposals, capital expenditure, all financing matters, annual operating plan and budget and operating and financial performance. The Board meets regularly and a schedule of attendance is shown on page 41.

The Board also delegates specific responsibilities to committees, each of which has clear written terms of reference, as described below. The Board did not believe that it was necessary to use external resources to review its performance during 2007 but chose to evaluate its own performance, that of its committees and of its directors through an extensive questionnaire sent to each director. This was a process that it had adopted in 2004, 2005 and 2006, having used the services of external consultants in 2003. The Board has agreed that an externally facilitated review will be conducted during 2008.

The form of the questionnaire and the detail of the process itself was reviewed and amended following advice from the independent consultant Dr Tracy Long, of Boardroom Review. The questionnaires were reviewed by the Chairman and the Secretary and Group Legal Director. A report of findings was distributed to each director and discussed at a meeting of the Board. The Board was broadly satisfied with its performance and an action plan was created for those areas for which it believed improved processes could be introduced.

Following a Corporate Governance review it was agreed that all non-executive directors should serve as members of the Nomination, Audit and Remuneration Committees. The Board believes that an increasing amount of work is undertaken by these Committees and that a non-executive director can only properly fulfil his or her responsibilities if they are present during committee meetings and are able to follow the detail of discussion and debate held at those meetings. Similarly the Chairman, in addition to chairing the Nomination Committee, is a full member of the Remuneration Committee and attends meetings of the Audit Committee at the invitation of its Chairman.

Directors

There are currently eight directors: Chairman, Sir Ian Gibson; Chief Executive, Sly Bailey; Senior Independent Director, Gary Hoffman; two other executive directors; and three other non-executive directors. The directors' biographies are set out on page 36 and illustrate the directors' breadth of experience, which should ensure an effective Board to lead and control the Group.

Jane Lighting was appointed to the Board on 2 January 2008.

Peter Birch, Sir Angus Grossart and David Ross served as Directors until the AGM in 2007.

The division of responsibilities between the Chairman and the Chief Executive has been set out in writing and approved by the Board. The non-executive directors are appointed for an initial term of three years and may be invited to serve subsequent terms. Before a non-executive director is proposed for re-election by shareholders at the end of their initial term, the Nomination Committee meets to consider whether his or her performance continues to be effective and whether they demonstrate a commitment to the role. During the year the Chairman and non-executive directors met twice without the executive directors being present. The non-executive directors meet without the Chairman being present at least once a year to review the performance of the Chairman.

The Board believes that all its non-executive directors are independent. Sir Angus Grossart was, until April 2005, non-executive Vice Chairman of the Royal Bank of Scotland, which is one of the Company's commercial bankers. As Sir Angus had no executive powers in either company and was not involved in the consideration of the commercial terms of the relationship, the Company does not believe that this former connection affected his independence prior to his retirement on 10 May 2007.

Gary Hoffman is Group Vice Chairman of Barclays and is an Executive Director of Barclays Plc. Although the Company has connections with Barclays, its relationships are in areas outside of Mr Hoffman's direct control and the Board does not believe that they affect his independence.

Every director is subject to re-election by shareholders every three years. An assessment is made of any training needs on a director's appointment and the appropriate training provided. All directors have access to the Company Secretary and, in the furtherance of their duties, may take independent professional advice if necessary at the Company's expense.

The Board believes that the Chairman was independent at the date of his appointment.

The Chairman has declared to the Company his other significant commitments, which is his Deputy Chairmanship of Wm Morrison Supermarkets plc. During the period from 1 January 2007 and the date of this report, the Chairman has become a director and Deputy Chairman of Wm Morrison Supermarkets plc and has ceased to be a director of GKN plc, Greggs plc and Northern Rock plc. The Board believes that he devotes sufficient time to the Company to properly and fully fulfil his responsibilities.

Audit Committee
The Audit Committee is chaired by Kathleen O'Donovan. Gary Hoffman, Jane Lighting and Laura Wade-Gery are members. The Committee meets to review the Group's interim and annual financial statements before their submission to the Board, to review the appropriateness and effectiveness of its internal controls, accounting policies and procedures and financial reporting. There is an internal audit function to enhance the rolling programme of review and improvement to the Group's internal controls. The Audit Committee monitors and reviews the effectiveness of internal audit activities.

Kathleen O'Donovan, who became Chairman of the Audit Committee following the AGM in 2007 is a Chartered Accountant and Gary Hoffman has extensive experience in the financial services industry.

Peter Birch, Sir Angus Grossart and David Ross were members of the Committee until the AGM in 2007. David Ross is a Chartered Accountant and was Finance Director of Carphone Warehouse.

The Group Finance Director, other directors, the Group's external auditors and the internal auditors, as appropriate, attend meetings of the Committee. The Committee has formal written terms of reference which are published on the Company's website. The website and the Company's intranet also carry details of the Company's 'whistleblower' policy, which has been approved and implemented by the Committee.

During the year the Committee, with the help of the Head of Internal Audit, followed a process to review and monitor the external auditors' independence and objectivity and the effectiveness of the audit process. An extensive questionnaire was sent to the Audit Committee, other Board members and senior operational and finance managers across the Group. The results were analysed by the Head of Internal Audit and a full report was submitted for review by the Audit Committee. There were no adverse findings. The report as a whole was discussed with the external auditors. Private meetings were held with Deloitte & Touche LLP to ensure there were no restrictions on the scope of their audit and to discuss any items that the auditors did not wish to raise with management present.

The Committee reviewed the letter from Deloitte & Touche LLP confirming their independence and objectivity. It also reviewed the scope of non-audit services provided by Deloitte & Touche LLP to ensure that there was no impairment of objectivity. The Board has accepted the Committee's recommendation on a policy on the engagement of the external auditors to supply non-audit services.

Remuneration Committee
The Remuneration Committee is chaired by Gary Hoffman. Sir Ian Gibson, Jane Lighting, Kathleen O'Donovan and Laura Wade-Gery are also members. The Committee meets as required during the year to review the Company's general policy on executive remuneration, the application of the policy to the remuneration and benefits of the executive directors and to recommend and monitor the level and structure of remuneration for senior management.

Peter Birch, Sir Angus Grossart and David Ross were members of the Committee until the AGM in 2007.

The Remuneration Report set out on pages 42 to 48 contains a more detailed description of the Company's policies and procedures for executive remuneration. The Chief Executive, the Secretary and Group Legal Director and Group HR Director and Head of Compensation and Benefits, as appropriate, attend meetings of the Committee but they do not participate in discussions on their own remuneration.

The Committee has formal written terms of reference which are published on the Company's website.

Nomination Committee
The Nomination Committee is chaired by the Chairman. All the non-executive directors and the Chief Executive are members. The Committee meets as required to select and propose to the Board suitable candidates of appropriate calibre for appointment as directors. The Committee would normally expect to use the services of professional external headhunters to help in the search for and selection of candidates. It followed this practice in the case of Jane Lighting and Kathleen O'Donovan. The Committee has formal written terms of reference which are published on the Company's website.

Administration Committee
The Administration Committee consists of the Chief Executive, Group Finance Director and Secretary and Group Legal Director and meets as necessary to deal with administrative matters of a day-to-day nature.

Relations with shareholders
The Company encourages two-way communication with both its institutional and private investors and responds quickly to all queries received orally or in writing. The Chief Executive and the Group Finance Director meet regularly with analysts and institutional shareholders. At the Annual General Meeting all directors, including Committee Chairmen, are available for questions. Twice a year the Director of Corporate Communications, who also runs the Company's investor relations programme, produces a formal report for the Board giving details of comment and 'feedback' received from analysts and institutional investors. He is present during the Board discussion of this report. Communication is also made through the website, www.trinitymirror.com, which is regularly updated.

Accountability and audit
Operating and financial review
Through the detailed reviews of the performance and financial position in the Chairman and Chief Executive's statement (page 8), and the Business Review (page 12), together with the Directors' Report (page 49), the Board seeks to present a balanced and understandable assessment of our position and prospects. The directors' responsibility for the financial statements is described on page 49.

Internal control

Internal financial control

The directors are responsible for the Group's established system of internal financial control and for reviewing its effectiveness. During the review the Board has not been advised of any failings or weaknesses which were deemed to be significant. No system of internal financial control can provide absolute assurance against material mis-statement or loss. Such a system is designed to provide the directors with reasonable assurance that problems are identified on a timely basis and dealt with appropriately. The key procedures that have been established and designed to provide effective internal financial control are:

- *Management and organisational structure* – the existing organisational structure is considered appropriate to the size of the Group. This clearly identifies levels of delegated responsibility to operational management. The performance of senior management is regularly evaluated and individual employees' responsibilities are clearly defined and communicated

- *Financial reporting* – part of the comprehensive management reporting discipline involves the preparation of detailed annual budgets by all operating units. These budgets are reviewed by the executive management and are ultimately summarised and submitted to the Board for approval. Weekly revenue and profit returns are received from all operating units followed by monthly management accounts, which are prepared promptly and reported against the approved budget. Consolidated monthly management accounts are prepared, including detailed profit analysis (with comparisons to budget, latest forecasts, prior year and consensus market opinion), and treasury report (including comparison to our financial covenants), providing relevant, reliable and up-to-date financial and other information to the Board. Revised profit and cash flow forecasts for the current year are prepared and submitted to the Board at quarterly intervals during the year

- *Investment appraisal* – we have a clearly defined framework for capital expenditure which is controlled centrally. Appropriate authorisation levels and limits beyond which such expenditure requires the prior approval of the Capex Committee, consisting of the three executive directors and the Director of Group IT or, in certain circumstances, the Board, are clearly set. There is a prescribed format for capital expenditure applications which places a high emphasis on the overall Group strategy or logic for the expenditure, and demands a comprehensive and sound financial representation of the business case being put forward. All significant corporate acquisitions or investments are controlled by the Board or a Board sub-committee and are subject to detailed investment appraisal and performance of due diligence procedures prior to approval by the Board

- *Functional reporting* – a number of our key functions, including treasury, taxation, internal audit and risk management, litigation, IT strategy and development, environmental issues and insurance, are dealt with centrally. Each of these functions reports to the Board on a regular basis, through the Chief Executive, Group Finance Director or Secretary and Group Legal Director, as appropriate. The treasury function operates within the terms of clearly defined policy statements. The policy statements exist to ensure that we are not exposed to any unnecessary risk and that where appropriate there is hedging against foreign currency and interest rate risks. The Audit Committee reviews reports from management, the internal audit department and the external auditors to provide reasonable assurance that control procedures are in place and are being followed. Formal procedures have been established for instituting appropriate action to correct weaknesses identified from the above reports.

Risk management

An ongoing process for identifying, evaluating and managing the significant risks we face has remained in place throughout the financial year and up to the approval date of the Annual Report and Accounts. The process is subject to regular review by the Board directly and via the Audit Committee.

This accords with the Turnbull guidance on Internal Control for directors, as applicable for this accounting period. Although the Board's overall responsibility for internal control is recognised, the positive contribution made by senior management to the establishment and ongoing development of risk management within the Group is acknowledged.

In reviewing the effectiveness of our system of internal control, the Board has taken into consideration a number of key elements, which include financial and investment controls, management reporting and the various review, steering, policy and Board committees.

The following illustrate how the risk management process and the system of internal control operated during 2007:

- *Group internal audit* – The Head of Internal Audit has recruited a skilled and experienced team to enable the agreed strategy to be fulfilled. The internal audit plan is risk-based and has a focus on those areas which are critical to the achievement of business objectives

- *Audit Committee* – The role of the Audit Committee includes the review, update and approval of the annual internal audit plan; provision of direction to the internal audit function, external auditors and management in the review of internal controls; alerting the Board to any emerging issues; and consideration of the draft papers prepared for the annual review of effectiveness of the risk management procedures adopted by the Company prior to being submitted to the Board for approval

- *Risk Management Group* – The Risk Management Group is formed of the Executive Committee together with invited senior executives. The Secretary and Group Legal Director has co-ordinated the risk management activities of the Risk Management Group, working closely with members of the Internal Audit department. The agreed objectives for the risk management framework have been achieved during the year and the action plans for all significant risks have been reviewed

- *Divisional and Group functional key risks* – To enable consistent and focused monitoring, reporting, evaluation and management of significant Group risks, the Executive Committee owner of each key risk and the relevant senior managers have documented the plans, actions and initiatives which have taken place or are underway

- *Year-end compliance reporting* – A formal process exists for year-end risk management compliance reporting, requiring senior operating Company, divisional and Group executive management to confirm their responsibilities for risk management and internal control. Ultimate compliance reporting is required of each and every Board member.

Steps have been taken to embed internal control and risk management further into the operations of the business and to deal with areas of improvement which come to the attention of management and the Board. The Group's systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material mis-statement or loss.

Further relevant information is included in the Corporate Responsibility Review, published on pages 28 to 33.

Corporate governance compliance statement

The Company has complied throughout the financial year with the provisions set out in the June 2006 FRC Combined Code.

Going concern basis

After making enquiries, the directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that we have adequate resources to continue in operational existence for the foreseeable future.

For this reason, the directors continue to adopt the going concern basis in preparing the financial statements.

Table of attendance of meetings

	Board	Audit Committee	Remuneration Committee	AGM
Number of meetings in the year	11	3	5	1
Sly Bailey	11	3	5	1
Peter Birch[1]	3	1	2	1
Sir Ian Gibson	11	3	5	1
Sir Angus Grossart[1]	3	1	2	1
Gary Hoffman	11	2	5	1
Kathleen O'Donovan[2]	8	2	3	–
David Ross[1]	2	1	1	1
Vijay Vaghela	11	3	–	1
Paul Vickers	11	3	5	1
Laura Wade-Gery	11	3	5	1

[1] Peter Birch, Sir Angus Grossart and David Ross retired from the Board on 10 May 2007.
[2] Kathleen O'Donovan was appointed to the Board on 11 May 2007.

The Nomination Committee met twice during the year and all then serving members attended both meetings.

Unaudited information

Remuneration Committee

The Remuneration Committee (the 'Committee') consists of Gary Hoffman (Chairman), Sir Ian Gibson, Jane Lighting, Kathleen O'Donovan and Laura Wade-Gery. Sir Angus Grossart, Peter Birch and David Ross were members of the Committee during the period in which they were directors.

The Committee is a committee of the Board of directors and has been established with formal terms of reference approved by the Board. The Committee has authority to determine the appropriate remuneration, benefits and employment conditions for the executive directors. The Committee also monitors the level and structure of remuneration for senior management. The Committee sets the remuneration of the Chairman (the Chairman does not participate in any discussion of his remuneration).

The Committee fulfils its duties with a combination of both formal meetings and informal consultation with relevant parties internally, including the Chief Executive, the Secretary and Group Legal Director and the Group HR Director. Its principal external advisors are New Bridge Street Consultants, who were appointed by the Committee but who also provide remuneration advice to the Company. New Bridge Street Consultants do not provide any other services to the Company.

Remuneration policy

The Committee and the Board have continued to pursue their objective to ensure that the remuneration policy is fully consistent with and supportive of the main strategic objectives of the Group, and is supportive of its performance-based culture.

The aim is to provide remuneration packages to ensure that senior executives are rewarded competitively in relation to other relevant companies, in particular to a chosen comparator group. The Company's policy is to provide remuneration of a median level for median performance and at an upper quartile level for upper quartile performance. The Company seeks to balance the 'package' for senior executives so that a greater percentage of the total is directly related to short- and long-term performance.

The main components of each remuneration package are base annual salary and benefits, an annual bonus scheme based on company and individual performance, share-based incentives linked to the delivery of shareholder value and pensions. Each element of remuneration has a specific role in achieving the aims of the remuneration policy and aligning the interests of executive directors with the interests of shareholders. The combined potential remuneration from annual bonus, Deferred Share Awards and LTIP ensures that the balance of the executive remuneration package is weighted towards 'at risk' performance pay.

The current relative weighting of each of the key elements of executive director remuneration (excluding pension and benefits) is included in the table below and discussed in greater detail in the sections below.

At Risk (Maximum)	Fixed Base Salary (%)	Bonus Cash (%)	Deferred Share Award (%)	LTIP (%)
Sly Bailey	28	31	13	28
Vijay Vaghela	31	31	13	25
Paul Vickers	35	26	11	28

Base annual salary

Base salaries are reviewed annually by the Committee and are set relative to comparable roles in selected relevant companies drawn from the comparator group.

In relation to the salaries paid to executive directors and the executive committee for 2007, we continue to engage New Bridge Street Consultants to conduct an annual in-depth review of the competitiveness of total remuneration in comparison to executive directors and senior executives in our comparator group of media stocks and other organisations with half to double the market capitalisation, turnover and normalised pre-tax profit of the Group. The Committee is conscious of and keen to avoid the 'ratchet' effect that can be created by an over reliance on such comparative work.

In setting salaries for 2008, the Committee, with its advisers, decided on the continued use of the constituent members of the FTSE 350 Media Index as the comparator group.

A second comparator group of pan-sector companies was also used, consisting of companies of a similar size assessed by market capitalisation, profit and turnover. This group is used to validate data obtained on the FTSE 350 Media Index.

Annual bonus

The Company operates an annual performance-related bonus scheme for a number of executives, including executive directors. This provides for annual cash bonuses up to a maximum of 110% of base salary for Sly Bailey, 100% for Vijay Vaghela and 75% for Paul Vickers. Members of the executive committee participate in the scheme with maximum potential of either 50% or 75%. These payments do not form part of pensionable salary.

In 2007, the executive directors' targets were linked to budgeted target operating profit, and individual key tasks designed to develop and pursue the Company's strategic development, with particular emphasis on the corporate shape of the Group. Profit performance was such that a payment of 70% of potential was payable. In relation to the key task performance, Sly Bailey received 30%, Vijay Vaghela 30% and Paul Vickers 25%.

Executive committee members had targets of a similar nature but reflecting their direct operational responsibilities.

The targets for 2008 are not being disclosed at this stage for reasons of commercial sensitivity. As in 2007, up to 70% of bonus potential will be payable on targets linked to operating profit with the full 70% only payable on the achievement of 'stretch' targets. The remaining 30% will be based on the achievement of certain key tasks as set by the Committee. Each of the key tasks will continue to either contribute to the achievement of one or more element of the business strategy or move the business forward in a significant way.

The Committee considers that the performance conditions applying to the annual bonus scheme are relevant and stretching and that this results-driven approach is in the interests of shareholders. The details of bonuses earned by executive directors in the period are shown in the table on page 46.

Long-Term Incentive Plan (LTIP)

The LTIP was originally approved by shareholders at the AGM in 2004. Under this plan the Committee can recommend the grant of awards of shares to any eligible employee. Awards could take the form of either Performance Shares or Matching Shares. Shareholder approval was given at the AGM in 2006 to modify and simplify the LTIP so that in future only Performance Shares would be granted.

In any financial year an employee may be granted an award over performance shares, the final vesting of which is subject to continued employment within the Group and satisfaction of a performance condition, as set out below.

Under the original LTIP an eligible employee could be granted an award over Matching Shares which were linked to the investing by an employee of all or a portion of his or her annual post-tax bonus (subject to a maximum to be determined by the Committee from time to time) in the Company's shares (Deposited Shares). The ratio for Matching Shares is based on the gross (pre-tax) equivalent value of the Deposited Shares.

For Performance Shares the normal maximum award would be an award over shares not exceeding 100% of that person's base annual salary. However, to facilitate the recruitment of a particular eligible employee that higher figure is increased to 200% of base annual salary. The highest awards in 2007 were 100% of base annual salary, which were made to the Chief Executive. Details of all awards to executive directors are shown in the table on page 48.

The amendments to the LTIP approved by shareholders at the AGM in 2006 led to the suspension of the Matching Share element and the simplification of the Performance Share element so that future awards will be subject to a single target.

For Performance Shares granted in 2004 and 2005, vesting was conditional upon the achievement of two distinct performance conditions. Up to 50% of an award can vest if EPS growth exceeds a range of targets above inflation (30% vesting for annual average EPS growth at RPI+4% p.a., rising on a stepped basis to 100% vesting at RPI+9% p.a.) and the remaining 50% can vest if targets measuring the Company's TSR against the performance of a selected group of media companies are met (30% vesting for a ranking in 10th position, rising on a stepped basis to 100% vesting for a ranking in the top four positions).

For Matching Shares granted in 2004 and 2005, vesting was conditional upon a range of EPS growth targets (with a match of 0.6 Matching Shares for every one Gross Deposited Shares for annual average EPS growth of RPI+4% p.a., rising on a stepped basis to a match of two Matching Shares for every one Gross Deposited Share at RPI+9% p.a).

For Performance Shares granted in 2006, vesting is solely conditional upon the Company's TSR compared to a selected group of media companies that were the constituent members of the FTSE 350 Media Index at the start of the performance period, (30% vesting for a ranking in 10th position, rising on a stepped basis to 100% vesting for a ranking in the top positions).

For the grant made in 2007, the vesting of the Performance Shares was determined by the Company's TSR compared to a group of 16 other media companies. These companies were:

Aegis Group plc	Pearson plc
British Sky Broadcasting plc	Reed Elsevier plc
Daily Mail and General Trust plc	Reuters Group plc
EMAP plc	Rightmove plc
EMI Group plc	Taylor Nelson Sofres plc
Informa plc	United Business Media plc
ITV plc	WPP Group plc
Johnston Press plc	Yell Group plc

For grants made in 2007, to determine whether the performance condition has been met, the TSR of each of the companies will be measured. The companies will then be ranked, in descending order, according to their TSR, and the Performance Shares will vest depending on the Company's TSR ranking.

30% of the Performance Shares will vest for median TSR performance. This will rise on a stepped basis (as outlined below) to 100% for upper quintile performance. No Performance Shares will vest below-median performance.

TSR ranking of company	Percentage of shares vesting (%)
10th to 17th (below median)	0
9th (median)	30
8th	45
7th	60
6th	70
5th	80
4th	90
1st to 3rd (upper quintile and above)	100

The Committee considers TSR to be an appropriate performance measure as it aligns the interests of senior executives with those of shareholders and complements the financial measures used in the annual bonus scheme. TSR is independently calculated for the Committee by New Bridge Street Consultants.

Deferred Share Award Plan (DSAP)

The Committee believed that the LTIP was not achieving all the original aims and that it had ceased to act as a proper retention or motivational tool. This was in part due to the extreme volatility of earnings per share across the media sector and the difficulty in tracking targets. Shareholder approval was sought, and received, to amend the LTIP and to introduce a DSAP to replace the Matching Share element of the LTIP.

An eligible employee may be granted an award of Deferred Shares equivalent in value to 40% of their previous year's gross bonus. These shares are held in trust.

If the employee remains employed by the Company, their award of Deferred Shares will normally become exercisable on the third anniversary following its date of grant. The DSAP is for key executives with the Company and is designed to align their interests with those of shareholders by awarding them a stake in the future success of the Company.

Directors' shareholding

A shareholding expectation was placed on the executive directors in conjunction with the LTIP. Within five years of the AGM in 2004 or of the date of first appointment, senior executives are expected to build a holding in the Company's shares equal to the following value of their salaries:

- Chief Executive: 150% of her salary
- Other executive directors: 100% of their salaries
- Members of the executive committee: 30% or 50% of their salary depending on the level of their bonus potential.

If these targets are not met, a restriction will be placed on the disposal of shares that vest to them under the LTIP.

Executive Share Option Scheme

Although the LTIP is now in place, this report is required to set out the detail of the existing share option scheme under which the executive directors hold options. However, no grants have been made under this scheme since 2003 and no further grants will be made.

Options are exercisable between three and ten years from the date of grant subject to the satisfaction of performance conditions. No options will be exercisable unless the Company's earnings per share growth exceeds inflation, measured by reference to the Retail Prices Index, plus an average of 2% per annum over a period of three years. 50% of each grant of an option to each individual is subject to a TSR comparison against the FTSE Mid-250 Index of companies on the date of grant. The other 50% is subject to a comparison of TSR with a group of about 20 other media companies, broadly similar to the list of page 43. No vesting will take place on either measure unless the Company's ranking is at least median. For executive directors and other senior executives options to the value of 75% of base annual salary become exercisable at median performance with a sliding scale to full vesting at 20th percentile performance. If the performance criteria are not fully satisfied after three years then they can be retested over a period of four, five and six years from the date of grant.

These performance conditions were chosen because they were felt to most closely align the interests of senior executives with the interests of shareholders, by rewarding executives for achieving superior relative total shareholder return performance compared to direct competitors and the FTSE Mid-250 as a whole, while at the same time requiring above-inflation growth in the underlying business. The calculation of total shareholder return is performed independently by New Bridge Street Consultants.

Each of the executive directors holds options under this scheme as set out in the table on page 47.

Savings-related share options

All eligible employees including executive directors may participate in Sharesave, an HMRC (Her Majesty's Revenue & Customs) approved all employee share option plan. HMRC does not allow performance conditions to be attached to the exercise of Sharesave options. Under Sharesave, participants are granted options over Trinity Mirror shares, and may save up to £250 per month to purchase these shares at a discount of up to 20%.

Each of the executive directors holds options under this scheme as set out in the table on page 48.

Directors' pension arrangements

Sly Bailey receives an annual cash sum to use for pension purposes that is equivalent to 33% of her base salary.

Vijay Vaghela is a member of the MGN Pension Scheme. This scheme accrues at 1/60th per year of service of salary up to the scheme earnings cap referred to below. It is a contributory scheme. A spouse's pension is also payable on death and a lump sum is payable if death occurs in service. Paul Vickers participates in the main Trinity contributory occupational pension scheme as well as the non-contributory Trinity Mirror plc Retirement Plan, which together provide final salary-based pensions on retirement at age 60 of up to 2/3 of his pensionable earnings subject to the scheme earnings cap.

Vijay Vaghela and Paul Vickers, are subject to the earnings cap and receive an annual cash sum equivalent to 30% of salary in excess of the cap.

The earnings cap applying to the pension benefits of Vijay Vaghela and Paul Vickers was maintained by amending the rules of their respective pension schemes. The cap, currently £112,800, will be increased every 6 April at the discretion of the Company by reference to the Retail Prices Index for September the previous year. From 6 April 2008 the cap will be £117,600.

Contracts of service

Each of the executive directors has a service contract with the Company which can be terminated by either party giving one year's written notice. If any executive director leaves service at the request of the Company (other than for gross misconduct) they will be entitled to receive predetermined compensation equal to 12 months' base salary and pension loss. Sly Bailey's contract specifies that if the Company terminates her contract after six months of any financial year the prescribed sum will include an amount equivalent to her pro-rata bonus entitlement for that period.

Sly Bailey's contract is dated 9 December 2002, Vijay Vaghela's is dated 18 April 2003 and Paul Vickers's contract is dated 28 April 2000.

In 2008, current salaries of the executive directors after the most recent salary review are: Sly Bailey £750,000, Vijay Vaghela £430,000 and Paul Vickers £375,000.

Policy on external appointments

The Company acknowledges that its directors are likely to be invited to become non-executive directors of other companies. The Committee believes that these non-executive duties can broaden the directors' knowledge and experience to the benefit of the Company. Executive directors are, therefore, with the Board's permission, allowed to accept one such appointment, as long as there is no conflict of interest, and to retain any fees.

Sly Bailey was senior independent director of EMI plc until 17 August 2007 for which she received a fee of £43,000. Neither Vijay Vaghela nor Paul Vickers currently have external directorships.

Performance graph

The following graph illustrates the Company's performance compared to the FTSE 250 Index, which is considered the most appropriate form of 'broad equity market index' against which the Company's performance should be measured. Performance, as required by legislation, is measured by TSR.

Graph 1



300
250
200
150
100
50
0
2002
2003
2004
2005
2006
2007
Trinity Mirror (Total Return)
FTSE 250 Index (Total Return)

Graph 1 shows the value, by the end of 2007, of £100 invested in Trinity Mirror on 31 December 2002 compared with £100 invested in the FTSE 250 Index (excluding Investment Trusts). The other points plotted are the values at interim financial year-ends.

As the main comparator group for the Company shares is the FTSE 350 Media Sector, relative TSR performance in that group is shown in Graph 2.

Graph 2



300
250
200
150
100
50
0
2002
2003
2004
2005
2006
2007
Trinity Mirror (Total Return)
FTSE 350 Media Index (Total Return)

Graph 2 shows the value, by the end of 2007, of £100 invested in Trinity Mirror at 31 December 2002 compared with £100 invested in the FTSE 350 Media Index. The other points plotted a re the values at interim financial year-ends.

Audited information

Remuneration for the 52 weeks ended 30 December 2007

The aggregate remuneration of the directors of the Company were as follows:

	Base salary £000	Annual bonuses £000	Taxable benefits £000	Fees £000	**Total excluding pensions 2007 £000**	Total excluding pensions 2006 £000	**Pension contributions 2007 £000**	Pension contributions 2006 £000
Executive Directors								
Sly Bailey	721	793	11	–	**1,525**	1,466	**238**	231
Vijay Vaghela	412	412	11	–	**835**	811	**103**	101
Paul Vickers	366	261	21	–	**648**	626	**113**	110
Non-Executive Directors								
Peter Birch[1]	–	–	–	27	**27**	75	–	–
Sir Victor Blank[2]	–	–	–	–	**–**	41	–	–
Sir Ian Gibson	–	–	–	220	**220**	144	–	–
Sir Angus Grossart[1][3]	–	–	–	18	**18**	50	–	–
Gary Hoffman	–	–	–	63	**63**	50	–	–
Kathleen O'Donovan[4]	–	–	–	35	**35**	–	–	–
David Ross[1]	–	–	–	14	**14**	40	–	–
Laura Wade-Gery	–	–	–	40	**40**	16	–	–
Total	**1,499**	**1,466**	**43**	**417**	**3,425**	3,319	**454**	442
Total 2006	1,455	1,405	43	416	3,319	–	442	–

Disclosure notes:
(1) Peter Birch, Sir Angus Grossart and David Ross all retired from the Board on 10 May 2007.
(2) Sir Victor Blank's fees relating to his time as director in 2006 are included for comparative purposes. During 2006 £28,980 was paid into a defined contribution pension scheme set up by Sir Victor as part of a fee sacrifice agreement.
(3) The fees for the services of Sir Angus Grossart as non-executive director and as Chairman of Scottish Daily Record and Sunday Mail Limited are invoiced by Noble Grossart Limited.
(4) Kathleen O'Donovan was appointed to the Board on 11 May 2007.

Director's pension entitlements

The following executive directors were members of defined benefit schemes provided by the Company during the year. Pension entitlements and corresponding transfer values increased as follows during the year:

	Accrued pension at 1 January 2007[1] £000	Transfer value at 1 January 2007[2] £000	Real increase in accrued pension £000	Inflation £000	Increase in accrued pension £000	Transfer value of real increase in accrued pension (less director's contributions)[3] £000	Increase in transfer value (less director's contributions)[4] £000	Directors' contributions £000	**Accrued pension at 1 January 2008[1] £000**	**Transfer value at 1 January 2008[2] £000**
Vijay Vaghela	22	151	2	1	3	10	53	7	**25**	**211**
Paul Vickers	27	350	3	2	5	46	109	7	**32**	**466**
Total	49	501	5	3	8	56	162	14	**57**	**677**

Disclosure notes:
(1) Pension accruals shown are the amounts which would be paid annually on retirement based on service to the end of the year.
(2) Transfer values have been calculated either in accordance with guidance note GN11 issued by the actuarial profession or on a 'least risk' basis and adjusted to reflect the funding level on that basis at the last formal valuation.
(3) The transfer value of the real increase in accrued pension over the year represents the incremental value to the director of their service during the year. It is based on the accrued pension increase less the director's contribution.
(4) The increase in the transfer value from 1 January 2007 to 1 January 2008 includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and directors, such as stock market movements, and is net of the director's contribution.
(5) Voluntary contributions paid by directors and resulting benefits are not shown.

The above disclosure of directors' pensions is in line with the latest Companies Act 1985 requirements. The figures for each director give the accrued pension to which each director would have been entitled had they left services at the end of 2007 (and the equivalent figure for the preceding year and the increase in accrued pension over the year). Also disclosed is the transfer value of the accrued pension at the end of 2007 (and the preceding year) and the increase in the transfer value during the year (net of directors' contributions). The transfer values represent a liability of the pension scheme where funded, and of the Company where unfunded – they are not sums due to be paid to the directors.

Non-executive directors
The remuneration of non-executive directors is determined by the Board. No director plays a part in any discussion about his or her own remuneration. The current remuneration consists of annual fees of £40,000 for each non-executive director. The Chairman, Senior Independent Director and Committee Chairmen receive additional remuneration for providing these services to the Company, effective 1 July 2005.

	2007 £
Chairman	£180,000
Senior Independent Director	£20,000
Chairman of Audit Committee	£15,000
Chairman of Remuneration Committee	£10,000

Noble Grossart Limited received a fee of £10,000 per annum for Sir Angus Grossart's service as Chairman of Scottish Daily Record and Sunday Mail Limited.

The Chairman and non-executive directors have letters of appointment which set out the terms of their appointment and are available for inspection at the Company's registered office. They cannot participate in the annual bonus scheme or the executive share schemes.

The Board now expects that non-executive directors will acquire shares equal in value to one times their annual fee during a period of three years from the AGM in 2005 or from the date of their appointment if later.

Interest in shares

Directors' activity 31 December 2006 to 30 December 2007

Executive share options
The following directors held options to purchase shares under a number of the Group's share option schemes:

Name	Option price	Balance 31 December 2006	(Exercised)/ granted in year	Lapsed in year	**Balance 30 December 2007**	Exercisable between[1]
Sly Bailey	395.5p	505,689	–	–	**505,689**	Feb 2006 to Feb 2013
Vijay Vaghela	544.0p	10,951	–	–	**10,951**	May 2003 to May 2010
	452.5p	14,751	–	–	**14,751**	Apr 2004 to Apr 2011
	470.5p	16,737	–	–	**16,737**	Apr 2005 to Apr 2012
	488.6p	102,333	–	–	**102,333**	Aug 2006 to Aug 2013
Paul Vickers	544.0p	113,970	–	–	**113,970**	May 2003 to May 2010
	452.5p	140,441	–	–	**140,441**	Apr 2004 to Apr 2011
	470.5p	135,069	–	–	**135,069**	Apr 2005 to Apr 2012
	488.6p	133,319	–	–	**133,319**	Aug 2006 to Aug 2013

[1] 'Exercisable between' dates are the first possible exercise date for these options – this does not mean that the options are exercisable as performance conditions were not necessarily met. The performance conditions are set out on page 44.

Long-term incentive plan

During the year all Performance Share awards and Matching Share awards granted in 2004 lapsed and all Deposited Shares were withdrawn by the executive directors.

Number of shares	Performance Share awards	Matching Share awards	Deposited Shares	Nominal vesting date
2004 Award				
Sly Bailey				
Opening	70,673	108,896	32,124	3 June 2007
Lapsed	(70,673)	(108,896)	–	3 June 2007
Withdrawn	–	–	(32,124)	3 June 2007
Closing	–	–	–	
Vijay Vaghela				
Opening	41,761	30,116	8,884	3 June 2007
Lapsed	(41,761)	(30,116)	–	3 June 2007
Withdrawn	–	–	(8,884)	3 June 2007
Closing	–	–	–	
Paul Vickers				
Opening	43,002	20,418	6,023	3 June 2007
Lapsed	(43,002)	(20,418)	–	3 June 2007
Withdrawn	–	–	(6,023)	3 June 2007
Closing	–	–	–	

There were no movements during the year in respect of the 2005 and 2006 awards.

Number of shares	Performance Share awards	Matching Share awards	Deposited Shares	Nominal vesting date
2005 Award				
Sly Bailey	87,622	–	–	11 April 2008
Vijay Vaghela	42,963	23,953	7,066	11 April 2008
Paul Vickers	39,006	15,810	4,664	11 April 2008
2006 Award				
Sly Bailey	140,268	–	–	30 May 2009
Vijay Vaghela	64,123	–	–	30 May 2009
Paul Vickers	56,909	–	–	30 May 2009

The 2007 award was granted on 5 April 2007 and there have been no movements since that date.

Number of shares	Performance Share awards	Matching Share awards	Deposited Shares	Nominal vesting date
2007 Award				
Sly Bailey	134,181	–	–	5 April 2010
Vijay Vaghela	61,240	–	–	5 April 2010
Paul Vickers	54,439	–	–	5 April 2010

The Company's share price on the respective dates of grant was 619.5 pence (2004 awards), 701.5 pence (2005 awards), 505.0 pence (2006 awards) and 539.0 pence (2007 awards).

Deferred share award plan

Number of shares	Deferred Share awards	Nominal vesting date
2006 Award		
Sly Bailey	28,898	30 May 2009
Vijay Vaghela	15,568	30 May 2009
Paul Vickers	12,060	30 May 2009
2007 Award		
Sly Bailey	56,174	5 April 2010
Vijay Vaghela	29,777	5 April 2010
Paul Vickers	18,581	5 April 2010

The 2007 award was granted on 5 April 2007. There have been no lapses or withdrawals since the grant of the awards in 2006 and 2007. The Company's share price on the respective dates of grant was 505.0 pence (2006 award) and 539.0 pence (2007 award).

Savings-related share options

	Exercise price	**30 December 2007**	31 December 2006	Exercisable between
Sly Bailey	453.33p	**2,062**	2,062	Jun 09 to Dec 09
Vijay Vaghela	453.33p	**2,062**	2,062	Jun 09 to Dec 09
Paul Vickers	453.33p	**2,062**	2,062	Jun 09 to Dec 09

Beneficial interests

The interests of the directors, all of which are beneficial, in the ordinary shares of the Company are shown below:

	30 December 2007	31 December 2006
Executive directors		
Sly Bailey	**72,773**	60,855
Vijay Vaghela[1]	**22,105**	22,105
Paul Vickers[1]	**41,559**	41,559
Non-executive directors		
Peter Birch[2]	**10,000**	10,000
Sir Ian Gibson (Chairman)	**18,850**	18,850
Sir Angus Grossart[2]	–	–
Gary Hoffman	**12,000**	12,000
David Ross[2]	**11,871**	10,551
Kathleen O'Donovan[3]	–	–
Laura Wade-Gery	–	–

[1] Includes the following holdings of Deposited Shares in the LTIP: Vijay Vaghela 7,066; Paul Vickers 4,664.
[2] Holding at 10 May 2007, date of retirement.
[3] Holding at 11 May 2007, date of appointment.

As beneficiaries under the employee benefit trust, the directors are deemed to be interested in 90,855 ordinary shares held by the employee benefit trust at 30 December 2007.

There were no movements between the year end and date of this report.

The lowest price of the shares during year was 331.3 pence as at 21 November 2007 and the highest price was 574.5 pence as at 31 May 2007. The share price as at 28 December 2007 (last business day) was 351.5 pence.

Gary Hoffman
Chairman, Remuneration Committee
28 February 2008

Statement of directors' responsibilities

The directors are responsible for preparing the annual report, directors' remuneration report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. The directors are required by the IAS Regulation to prepare the Group financial statements under International Financial Reporting Standards (IFRSs) as adopted by the European Union. The Group financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that IFRS financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the preparation and presentation of financial statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. However, directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The parent company financial statements are required by law to give a true and fair view of the state of affairs of the Company. In preparing financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Business review

The Business Review is set out on pages 12 to 27.

Principal activities and future development

The principal activity of the Group is the publication and printing of newspapers, primarily in the United Kingdom. The analysis of turnover and operating profit are included in note 5 to the financial statements. A review of our business and activities during the period is contained in the Chairman and Chief Executive Statement on pages 8 to 11 and the Business Review on pages 12 to 27.

Our strategic goal is to build a growing multi-platform media business, by developing and sustaining strong positions across print and digital, with products and services which meet the needs of our customers, both readers and advertisers.

We will achieve this via launch and acquisition, and by layering and segmenting our portfolio both geographically and by advertiser or content segment, thereby deepening our penetration and reach across our markets.

Results and dividends

The profit for the 52 weeks to 30 December 2007 attributable to shareholders after taxation and minority interest was £203.3 million. The comparative for 2006 was a loss of £11.5 million. An interim dividend of 6.4 pence per share has been paid on ordinary shares. The directors now recommend a final dividend of 15.5 pence per share, making a total dividend for the year of 21.9 pence per share. Payment of the recommended final dividend will be made on 6 June 2008 to shareholders registered at the close of business on 9 May 2008. The payment of these dividends requires up to £45.2 million (2006: £45.4 million), as disclosed in note 13 to the Group financial statements, leaving a profit of £158.1 million (2006: loss of £56.9 million) to be retained in the Group.

Charitable and political donations

During the year contributions for charitable purposes totalled £79,000 (2006: £68,000), principally to various charities connected or associated with the newspaper, printing or advertising industries and local charities serving the communities in which we operate. In addition, £10 million of donations were made to charities connected to the horse racing industry following the sale of the Sports division. No direct political contributions were paid during the year (2006: £nil). The editorial stance of our national titles, and in particular that of the Daily Mirror and the Daily Record, is politically left of centre and often supportive of the Labour Party. Although we do not make direct political donations, it has been in the best interests of the Daily Mirror and Daily Record to sponsor, on commercial terms, certain events in aid of the Labour Party. This is a practice that has been followed for many years.

At the Company's Annual General Meeting held in 2004, various of our subsidiaries received authority from shareholders under the Political Parties, Elections and Referendums Act 2000 to make donations to political parties of up to £75,000 in aggregate per annum. In 2007 there were no such payments (2006: £nil).

Employment policies
We pursue a policy of equal opportunities to all employees and potential employees. We have continued our policy of giving fair consideration to applications for employment made by disabled persons bearing in mind the requirements for skills and aptitude for the job. In the areas of planned employee training and career development, we strive to ensure that disabled employees receive maximum possible benefits, including opportunities for promotion. Every effort is made to ensure that continuing employment and opportunities are also provided for employees who become disabled. Within the limitations of commercial confidentiality and security, it is the policy of the Company to take views of employees into account in making decisions, and, wherever possible, to encourage the involvement of employees in the Group's performance.

Group companies evolve their own consultative policies. Methods of communication used include advisory committee meetings, newsletters, bulletins, pension trustee reports and management briefings. We have operated a savings-related share option scheme since 1987 and all eligible employees are encouraged to participate.

Payment of suppliers
We have a supplier payment policy which provides for payment of all suppliers (other than those with agreed alternative terms) at the month end following the month of receipt of invoice. All companies within the Group are encouraged to make payments in accordance with those terms and conditions provided that the supplier has also complied with them. At 30 December 2007, the Company had an average of 35 days (2006: 32 days) purchases outstanding in trade creditors.

Share capital
Details of the movements in the Company's share capital are included in note 32 to the financial statements.

Substantial shareholdings
So far as is known the only persons interested in 3% or more of the ordinary shares of the Company as at 1 February 2008 were:

	Number of shares	Holding in Company %
AXA S.A	40,121,874	14.52
Barclays plc	15,443,905	5.27
Brandes Investment Partners, L.P.*	13,619,586	4.67
Fidelity Investments	8,872,747	3.03
Harris Associates, L.P.	29,012,006	10.05
Legal & General Group plc	14,069,385	5.00
Lloyds TSB Group plc	8,931,102	3.05
Schroeder plc	14,790,655	5.04
Standard Life Investments	11,731,465	3.96
Tweedy, Browne Company LLC	14,887,173	5.08

All percentages are based on date of notification as opposed to current issued share capital figure.

Directors
The directors of the Company who served during the period (unless stated otherwise) are listed below:

Executive
Sly Bailey
Vijay Vaghela
Paul Vickers

Non-executive
Peter Birch CBE (retired 10 May 2007)
Sir Angus Grossart (retired 10 May 2007)
Sir Ian Gibson CBE
Gary Hoffman
Kathleen O'Donovan (appointed 11 May 2007)
David Ross (retired 10 May 2007)
Laura Wade-Gery

Jane Lighting was appointed a Director of the Company on 2 January 2008.

Their remuneration is summarised on page 46 in the Remuneration Report.

Details of the directors' beneficial and non-beneficial interests in shares can be found on pages 47 and 48.

In accordance with the Articles of Association, the directors are required to retire every three years. Gary Hoffman and Paul Vickers, who were last elected in 2005, retire and offer themselves for re-election.

In accordance with the Articles of Association, directors who are appointed between Annual General Meetings are required to retire at the next Annual General Meeting. Jane Lighting and Kathleen O'Donovan retire and offer themselves for re-election.

Auditors
Each of the persons who is a director at the date of approval of this annual report confirms that:

- so far as the director is aware, there is no relevant audit information of which the Company's auditors are unaware; and
- the director has taken all the steps that he/she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

In accordance with section 385 of the Companies Act 1985 a resolution proposing the re-appointment of Deloitte & Touche LLP as auditors to the Company will be put to the Annual General Meeting.

By order of the Board

Paul Vickers
Secretary and Group Legal Director
28 February 2008

We have audited the Group financial statements of Trinity Mirror plc for the 52 weeks ended 30 December 2007 which comprise the consolidated income statement, the consolidated statement of recognised income and expenses, the consolidated balance sheet, the consolidated cash flow statement, and the related notes 1 to 42. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the parent company financial statements of Trinity Mirror plc for the 52 weeks ended 30 December 2007.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the information given in the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Directors' Report is consistent with the Group financial statements.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law, regarding directors' remuneration and other transactions, is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited Group financial statements. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors' Remuneration Report to be audited are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 30 December 2007 and of its profit for the 52 weeks then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the Group financial statements.

As explained in note 2 to the Group financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.

In our opinion the Group financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 30 December 2007 and of its profit for the 52 weeks then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
28 February 2008

CONSOLIDATED INCOME STATEMENT

for the 52 weeks ended 30 December 2007 (52 weeks ended 31 December 2006)

	notes	2007 £m	2006 £m
Continuing operations			
Revenue	4, 5	**971.3**	1,003.5
Cost of sales		**(476.2)**	(503.8)
Gross profit		**495.1**	499.7
Distribution costs		**(102.4)**	(108.9)
Administrative expenses:			
Non-recurring			
Impairment of intangible assets	8	**(150.0)**	(250.0)
Other	8	**(10.3)**	2.0
Amortisation of intangible assets	16	**(6.3)**	(10.6)
Other		**(197.0)**	(195.9)
Share of results of associates	18	**0.3**	1.3
Operating profit/(loss)		**29.4**	(62.4)
Investment revenues	9	**5.2**	0.3
IAS 19 finance credit	36	**12.3**	9.9
Finance costs	10	**(25.9)**	(36.7)
Profit/(loss) before tax		**21.0**	(88.9)
Tax credit	11	**46.8**	24.8
Profit/(loss) for the period from continuing operations		**67.8**	(64.1)
Discontinued operations			
Profit for the period from discontinued operations	12	**9.0**	14.9
Profit on sale of discontinued operations	40	**126.5**	37.7
Profit/(loss) for the period attributable to equity holders of the parent		**203.3**	(11.5)

		Pence	Pence
Earnings per share			
Adjusted earnings per share* – basic	14	**45.5**	45.2
Adjusted earnings per share* – diluted	14	**45.5**	45.1
Earnings/(loss) per share – continuing operations – basic	14	**23.3**	(22.0)
Earnings/(loss) per share – continuing operations – diluted	14	**23.3**	(22.0)
Earnings per share – discontinued operations – basic	14	**46.6**	18.0
Earnings per share – discontinued operations – diluted	14	**46.5**	18.0
Earnings/(loss) per share – total operations – basic	14	**69.9**	(4.0)
Earnings/(loss) per share – total operations – diluted	14	**69.8**	(4.0)

* Adjusted items relate to discontinued operations, non-recurring items, the amortisation of intangible assets, the retranslation of foreign currency borrowings, the impact of fair value changes on derivative financial instruments, the impact of the change in tax rate on the opening deferred tax position and the reduction in the charge for share-based payments relating to 2004 and 2005 which was recognised in 2006. A reconciliation between the adjusted and the statutory numbers is provided in note 41 on page 94.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the 52 weeks ended 30 December 2007 (52 weeks ended 31 December 2006)

		2007 £m	2006 £m
Actuarial (losses)/gains on defined benefit pension schemes taken to equity	36	**(4.3)**	62.7
Tax on actuarial gains/(losses) on defined benefit pension schemes taken to equity	11	**1.2**	(18.8)
Share of items recognised in equity by associates		**(0.8)**	1.3
Deferred tax charge resulting from the future change in tax rate	11	**(2.8)**	–
Net (loss)/income recognised directly in equity		**(6.7)**	45.2
Profit/(loss) for the period		**203.3**	(11.5)
Total recognised income for the period attributable to equity holders of the parent		**196.6**	33.7

CONSOLIDATED BALANCE SHEET

at 30 December 2007 (at 31 December 2006)

	notes	2007 £m	2006 £m
Non-current assets			
Goodwill	15	**73.9**	61.1
Other intangible assets	16	**1,074.7**	1,357.3
Property, plant and equipment	17	**447.2**	420.5
Investments in associates	18	**9.4**	10.2
Deferred tax assets	23	**46.6**	74.3
		1,651.8	1,923.4
Current assets			
Inventories	19	**6.7**	7.0
Trade and other receivables	20	**142.7**	134.9
Cash and cash equivalents		**211.6**	32.8
		361.0	174.7
Total assets		**2,012.8**	2,098.1
Non-current liabilities			
Borrowings	28	**(294.3)**	(346.3)
Obligations under finance leases	22	**(10.7)**	(13.2)
Retirement benefit obligation	36	**(124.8)**	(213.0)
Deferred tax liabilities	23	**(366.8)**	(482.4)
Provisions	24	**(6.5)**	(8.9)
Derivative financial instruments	29	**(88.5)**	(107.4)
		(891.6)	(1,171.2)
Current liabilities			
Borrowings	28	**(48.5)**	(4.0)
Trade and other payables	21	**(173.2)**	(163.3)
Current tax liabilities		**(22.1)**	(31.1)
Obligations under finance leases	22	**(2.9)**	(2.8)
Provisions	24	**(7.4)**	(2.5)
Derivative financial instruments	29	**(15.2)**	–
		(269.3)	(203.7)
Total liabilities		**(1,160.9)**	(1,374.9)
Net assets		**851.9**	723.2
Equity			
Share capital	31, 32	**(29.1)**	(29.3)
Share premium account	31	**(1,120.5)**	(1,120.0)
Capital redemption reserve	31	**(1.0)**	(0.8)
Retained earnings and other reserves	31	**298.7**	426.9
Equity attributable to equity holders of the parent		**(851.9)**	(723.2)
Total equity		**(851.9)**	(723.2)

These financial statements were approved by the Board of directors and authorised for issue on 28 February 2008. They were signed on its behalf by:

Sly Bailey
Chief Executive

Vijay Vaghela
Group Finance Director

CONSOLIDATED CASH FLOW

for the 52 weeks ended 30 December 2007 (52 weeks ended 31 December 2006)

	notes	2007 £m	2006 £m
Cash flows from operating activities – continuing operations			
Cash generated from operations	27	**145.2**	203.7
Income tax paid		**(40.4)**	(40.6)
Net cash inflow from operating activities		**104.8**	163.1
Investing activities			
Interest received		**5.2**	0.3
Dividends received from associated undertakings		**0.3**	0.5
Proceeds on disposal of available-for-sale financial assets		**–**	2.1
Proceeds on disposal of businesses	40	**89.4**	8.5
Proceeds on disposal of property, plant and equipment		**2.6**	2.1
Purchases of property, plant and equipment		**(69.7)**	(75.0)
Acquisition of subsidiary undertakings	39	**(11.3)**	(4.2)
Net cash from/(used in) investing activities		**16.5**	(65.7)
Financing activities			
Dividends paid	13	**(63.7)**	(63.7)
Interest paid on borrowings		**(33.7)**	(31.0)
Interest paid on finance leases	30	**(0.8)**	(1.0)
Increase in loan notes		**0.2**	–
Repayment of borrowings		**–**	(40.1)
Repayment of obligations under finance leases	30	**(2.3)**	(2.4)
Purchase of shares under share buy-back programme		**(5.9)**	–
Issue of ordinary share capital		**0.5**	1.1
Decrease in bank overdrafts	30	**(2.7)**	(14.6)
Net cash used in financing activities		**(108.4)**	(151.7)
Net cash from discontinued operations		**165.9**	53.9
Net increase/(decrease) in cash and cash equivalents	30	**178.8**	(0.4)
Cash and cash equivalents at the beginning of period	30	**32.8**	33.2
Cash and cash equivalents at the end of period	30	**211.6**	32.8
Cash flow from discontinued operations			
Net cash flow from operating activities		**13.0**	14.7
Net cash flow from investing activities	40	**152.9**	39.2
Net movement in cash and cash equivalents		**165.9**	53.9

NOTES TO THE FINANCIAL STATEMENTS

for the 52 weeks ended 30 December 2007 (52 weeks ended 31 December 2006)

1 GENERAL INFORMATION

Trinity Mirror plc is a Company incorporated in England and Wales under the Companies Act 1985 and listed on the London Stock Exchange. The address of the registered office is One Canada Square, Canary Wharf, London E14 5AP. The principal activities of the Group are discussed in the Business Review on pages 12 to 27.

These consolidated financial statements were approved for issue by the Board of directors on 28 February 2008.

2 ADOPTION OF NEW AND REVISED STANDARDS

In the current year, the Group has adopted IFRS 7, 'Financial Instruments: Disclosures' which is effective for annual reporting periods beginning on or after 1 January 2007, and the related amendment to IAS 1, 'Presentation of Financial Statements'. The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the Group's financial instruments and management of capital as set out in note 37. Four interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period. These are IFRIC 7, 'Applying the Restatement Approach under IAS 29 'Financial Reporting in Hyper Inflationary Economies'; IFRIC 8 'Scope of IFRS 2'; IFRIC 9 'Reassessment of Embedded Derivatives', and IFRIC 10 'Interim Financial Reporting and Impairment'. The adoption of these interpretations has not led to any changes in the Group's accounting policies.

At the date of approval of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

- IFRS 3 (Revised) Business combinations
- IAS 23 (Revised) Borrowing costs
- IAS 27 (Revised) Consolidated and separate financial statements
- IFRS 8 Operating segments
- IFRIC 11 IFRS 2: Group and treasury share transactions
- IFRIC 12 Service concession arrangements
- IFRIC 13 Customer Loyalty Programmes
- IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for IFRIC 14 which is currently being assessed and the additional segment disclosure when IFRS 8 comes into effect.

In addition the presentation of investment revenues and finance costs have changed in the income statement as set out in note 10.

3 ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

International Financial Reporting and Accounting Standards (IFRS)

The Group has adopted Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations.

Individual standards and interpretations have to be adopted by the European Union (EU) and the process leads to a delay between the issue and adoption of new standards and interpretations and in some cases amendments by the EU. Where the Group has applied a new standard or interpretation in advance of EU adoption this will be noted below in the relevant policy statement.

The individual Company financial statements of Trinity Mirror plc for the 52 weeks ended 30 December 2007, prepared in accordance with applicable United Kingdom law and United Kingdom Generally Accepted Accounting Principles (UK GAAP), are presented on pages 97 to 105.

Basis of accounting

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations and with those parts of the Companies Act 1985 applicable to groups reporting under IFRS. These are subject to ongoing amendment by the IASB and subsequent endorsement by the EU and are therefore subject to change. As a result, information contained herein will need to be updated for any subsequent amendment to IFRS or any new Standards that the Group may elect to adopt early. The financial statements have been prepared under the historical cost convention as modified by the revaluation of freehold properties which on transition to IFRS were deemed to be the cost of the asset. A summary of the more important Group accounting policies is set out below, together with an explanation of where changes have been made to previous policies.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of Trinity Mirror plc and all entities controlled by it for the 52 weeks ended 30 December 2007. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

On the acquisition of a business, including an interest in an associated undertaking or a joint venture, fair values are attributed to the Group's share of the identifiable assets and liabilities of the business existing at the date of acquisition and reflecting the conditions as at that date.

Results of businesses are included in the consolidated income statement from the effective date of acquisition or up to the effective date of relinquishing control as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used in the preparation of the Group consolidated financial statements. All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

3 ACCOUNTING POLICIES (CONTINUED)

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of completion, of assets acquired, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, 'Business Combinations', are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets (including intangible assets other than goodwill), liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in the income statement. The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the acquiree's net fair value of the assets, liabilities and contingent liabilities recognised.

Investment in associates

Associates are all entities over which the Group has significant influence but not control and are accounted for by the equity method of accounting, initially recognised at cost.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves.

Goodwill

Goodwill arising on consolidation is allocated to cash-generating units and represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill is initially recognised as an asset at cost and the goodwill allocated to a cash-generating unit is reviewed for impairment as part of the relevant cash-generating unit at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date.

Revenue recognition

Revenue is measured at the fair value of the consideration received, net of applicable discounts and value added tax. Advertising revenue is recognised upon publication. Circulation revenue is recognised at the time of sale. Printing revenue is recognised when the service is provided. Digital revenue is recognised over the period of the online campaign. Other revenue including leaflets and events revenue is recognised at the time of sale or provision of service. Interest income from bank deposits is recognised on an accruals basis. Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases. Assets held under finance leases are recognised at their fair value at the inception of the lease or, if lower, the present value of the minimum lease payments. The asset is recognised within property, plant and equipment and the corresponding liability to the lessor is included within obligations under finance leases. Lease payments are apportioned between finance charges (which are charged to the income statement) and reductions in the lease obligation.

Rentals payable under operating leases are charged to the income statement in equal annual amounts over the lease term. Benefits received as incentives to enter into the agreement are also spread on a straight-line basis over the lease term.

Foreign currency

Transactions denominated in foreign currencies are translated at the average rate applicable to the accounting period. At each balance sheet date, items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Exchange differences arising on settlement and on retranslation are included in the income statement for the period.

Retirement benefits

The Group operates a number of funded defined benefit (final salary) pension schemes, all of which have been set up under trusts that hold their financial assets separately from those of the Group and are controlled by the trustees.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of scheme assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated at each reporting date by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds approximating to the terms of the related pension liability. Unrealised gains and losses are recognised in the statement of recognised income and expense.

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

Tax

The tax expense represents the sum of the corporation tax currently payable and deferred tax.

The corporation tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

3 ACCOUNTING POLICIES (CONTINUED)

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Property, plant and equipment is stated in the balance sheet at cost less accumulated depreciation and impairment losses.

Cost includes purchase price and all directly attributable costs of bringing the asset to its location and condition necessary to operate as intended.

Assets in the course of construction are carried at cost, less any recognised impairment loss. Depreciation commences when the assets are ready for their intended use.

Depreciation is charged so as to write off the cost, other than freehold land and assets under construction which are not depreciated, using the straight-line method over the estimated useful lives detailed below:

Buildings	15-67 years
Plant and equipment	3-25 years

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Other intangible assets excluding goodwill

Other intangible assets are allocated to cash-generating units and comprise acquired publishing rights and titles in respect of print publishing activities, and customer relationships and domain names in respect of online activities. On the acquisition of a business the cost of the investment is allocated between categories of assets and liabilities on a fair value basis. The fair value of intangible assets is calculated based on discounted cash flows.

Publishing rights and titles are initially recognised as an asset at fair value with an indefinite economic life and subsequently measured at fair value less any accumulated impairment losses. They are not subject to amortisation and the publishing rights and titles allocated to a cash-generating unit are tested for impairment. For the purpose of impairment testing, publishing rights and titles are tested annually, or more frequently when there is an indication that the recoverable amount is less than the carrying amount. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use the estimated future cash flows of the cash-generating unit relating to the asset are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset for which estimates of future cash flows have not been adjusted. If the recoverable amount of a cash-generating unit is estimated to be less than its carrying amount, the carrying value of the cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised in the income statement in the period it occurs and may be reversed in subsequent periods.

Customer relationships and domain names are amortised using the straight-line method over the expected life over which those assets will generate revenues and profits for the Group.

Costs incurred in the development and maintenance of websites are expensed as incurred, and are only capitalised if the criteria specified in IAS 38, 'Intangible Assets', are met.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost represents materials, direct labour and production overheads. Cost is calculated using the first in, first out method.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest. Conversion to a readily known amount of cash occurs over a short period and is subject to an insignificant risk of changes in value. Therefore balances are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and demand deposits.

Borrowings

Interest-bearing loans and bank overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise. All other borrowing costs are recognised in the income statement in the period in which they are incurred.

Derivative financial instruments

The Group uses derivative financial instruments, including cross-currency interest rate swaps, interest rate swaps and other hedging instruments to minimise exposure to the financial risks of changes in foreign currency exchange rates and interest rates. The Group does not use derivative financial instruments for speculative purposes. The Group has elected not to apply hedge accounting.

Derivative financial instruments are separately recognised at fair value in the financial statements. Changes in the fair value of derivative financial instruments are recognised immediately in the income statement.

Derivatives embedded in commercial contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the underlying contract, with unrealised gains or losses reported in the income statement.

3 ACCOUNTING POLICIES (CONTINUED)

Trade payables

Trade payables are not interest-bearing. Payments occur over a short period and are subject to an insignificant risk of changes in value. Therefore balances are stated at their nominal value.

Investments

Current investments have been classified as available-for-sale financial assets, and are measured at fair value. Gains and losses arising from changes in fair value are recognised directly in equity net of deferred tax, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Credit risk

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated based on prior experience and assessment of the current economic environment.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material. Accruals are made for legal costs in respect of libel litigation in progress and for estimated damages where it is judged probable that damages will be payable. These accruals are included in current liabilities.

Share-based payments

The Group issues equity-settled benefits to certain employees. In accordance with its transitional provisions, IFRS 2 'Share-based payments' has been applied to all grants of equity instruments after 7 November 2002 that had not vested as of 3 January 2005. These equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest and adjusted for the effect of non-market based vesting conditions.

Fair value is measured by use of a stochastic (Monte-Carlo binomial) model or a modified Black-Scholes calculation. The expected life used in the model has been adjusted, based on the directors' best estimates, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of tax.

Where the Group's own shares are purchased the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Group's equity holders until the shares are cancelled, reissued or disposed of. The nominal value of shares cancelled is shown in the capital redemption reserve. Where such shares are subsequently sold or reissued any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Group's equity holders.

Joint ventures

The Group has joint venture arrangements where separate entities have been established. In each entity the Group or one of its subsidiaries has an interest and along with other ventures jointly controls these entities.

When material, the Group reports its interest in jointly controlled entities using equity accounting and its share of the entities' profit or loss is accounted for as a single entry in the Group's consolidated income statement. Where the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the joint venture.

Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved.

Non-recurring items

Items which are deemed to be non-recurring by virtue of their nature or size are included under the statutory classification appropriate to their nature but are separately disclosed on the face of the income statement to assist in understanding the financial performance of the Group.

Critical judgements in applying the Group's accounting policies

In the process of applying the entity's accounting policies, described above, management has made the following judgements that have the most significant effect on the amounts recognised in the financial statements.

Acquisitions and intangible assets

Judgements have been made in respect of the identification of intangible assets based on pre-acquisition forecasts and market analysis. The initial valuations of acquired intangible assets will be reviewed for impairment on an annual basis, or more frequently if necessary.

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill and other intangible assets

Determining whether goodwill and other intangible assets are impaired requires an estimation of the value in use of the cash-generating unit to which these have been allocated. The value-in-use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

Retirement benefits

Actuarial assumptions adopted and external factors can significantly vary the surplus or deficit of funded defined benefit pension schemes. Advice is sourced from independent actuaries in selecting suitable assumptions.

Derivative financial instruments

Derivative financial instruments are recognised at fair value and can change significantly from period to period.

4 REVENUE

	2007 £m	2006 £m
Circulation	**359.6**	358.6
Advertising	**520.7**	542.9
Other	**91.0**	102.0
Continuing operations	**971.3**	1,003.5
Discontinued operations	**38.5**	69.6
Total	**1,009.8**	1,073.1

Revenue by category relating to discontinued operations comprised: circulation £24.7 million (2006: £34.0 million), advertising £10.8 million (2006: £19.9 million) and other £3.0 million (2006: £15.7 million).

5 BUSINESS AND GEOGRAPHICAL SEGMENTS

For management purposes, the continuing operations of the Group are organised into the following divisions: Regionals, Nationals and Central costs. These divisions are the basis on which the Group reports its primary segment information. During 2007 the Sports division was disposed of and during 2006 the Magazines and Exhibitions division was disposed of and these are shown within discontinued operations. The secondary reporting segment is a geographical source analysis.

The Regionals division publishes a large portfolio of newspaper and online brands across the UK. The Nationals division, comprising the UK Nationals and the Scottish Nationals, publishes two daily and three Sunday newspapers complemented by a number of online brands. Central costs include costs not attributed to specific divisions. The revenues and costs of each segment are clearly identifiable and allocated according to where they arise.

Primary segments – business segment analysis

	Regionals 2007 £m	Nationals 2007 £m	Central costs 2007 £m	Continuing operations 2007 £m	Discontinued operations 2007 £m
Revenue					
Segment sales	488.8	498.5	–	987.3	38.5
Inter-segment sales	(5.1)	(10.9)	–	(16.0)	–
Total revenue	483.7	487.6	–	971.3	38.5
Operating profit/(loss) before non-recurring and associates	112.6	94.3	(17.5)	189.4	12.9
Non-recurring items	(153.4)	–	(6.9)	(160.3)	123.5
Share of results of associates	–	–	0.3	0.3	–
Operating profit/(loss) by segment	(40.8)	94.3	(24.1)	29.4	136.4
Investment revenues				5.2	–
IAS 19 finance credit				12.3	–
Finance costs				(25.9)	–
Profit before tax				21.0	136.4
Tax				46.8	(0.9)
Profit for the period				67.8	135.5
Other information					
Capital additions	26.1	56.6	7.0	89.7	–
Depreciation	16.8	19.4	0.2	36.4	0.1
Amortisation of intangible assets	6.3	–	–	6.3	–
Impairment of trade receivables	1.1	0.2	–	1.3	–

Discontinued operations relate to the Sports division.

Capital additions comprises additions to property, plant and equipment (note 17) and other intangible assets (note 16) (including additions resulting from acquisitions (note 39)).

5 BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

Primary segment – business segment analysis (continued)

Balance sheet

	Regionals 2007 £m	Nationals 2007 £m	Unallocated 2007 £m	Consolidated 2007 £m
Assets				
Segment assets	724.0	1,021.2	–	1,745.2
Investments in associates	–	–	9.4	9.4
Deferred tax assets	–	–	46.6	46.6
Cash and cash equivalents	–	–	211.6	211.6
Total assets	724.0	1,021.2	267.6	2,012.8
Liabilities				
Segment liabilities	(83.1)	(116.1)	(10.0)	(209.2)
Borrowings	–	–	(446.5)	(446.5)
Obligations under finance leases	–	–	(13.6)	(13.6)
Retirement benefit obligation	–	–	(124.8)	(124.8)
Deferred tax liabilities	–	–	(366.8)	(366.8)
Total liabilities	(83.1)	(116.1)	(961.7)	(1,160.9)

Segment assets consist primarily of intangible assets, property and plant and equipment and trade and other receivables in the United Kingdom. Segment liabilities comprise trade and other payables, other current liabilities and provisions.

	Regionals 2006 £m	Nationals 2006 £m	Central costs 2006 £m	Continuing operations 2006 £m	Discontinued operations 2006 £m
Revenue					
Segment sales	535.9	486.4	–	1,022.3	69.6
Inter-segment sales	(4.8)	(14.0)	–	(18.8)	–
Total revenue	531.1	472.4	–	1,003.5	69.6
Operating profit/(loss) before non-recurring and associates	118.1	80.9	(14.7)	184.3	21.6
Non-recurring items	(251.0)	–	3.0	(248.0)	37.7
Share of results of associates	–	–	1.3	1.3	–
Operating (loss)/profit by segment	(132.9)	80.9	(10.4)	(62.4)	59.3
Investment revenues				0.3	–
IAS 19 finance credit				9.9	–
Finance costs				(36.7)	–
(Loss)/profit before tax				(88.9)	59.3
Tax				24.8	(6.7)
(Loss)/profit for the period				(64.1)	52.6
Other information					
Capital additions	6.2	69.0	1.2	76.4	0.1
Depreciation	17.9	21.3	0.2	39.4	0.4
Amortisation of intangible assets	10.6	–	–	10.6	–
Impairment of trade receivables	1.5	0.1	–	1.6	–

Discontinued operations relate to the Sports division (revenue £49.5 million, operating profit £15.8 million and tax charge £4.9 million) and the Magazines and Exhibition divisions (revenue £20.1 million, operating profit £5.8 million, non-recurring items £37.7 million and tax charge £1.8 million).

Capital additions comprises additions to property, plant and equipment (note 17) and other intangible assets (note 16) (including additions resulting from acquisitions (note 39)).

5 BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

Balance sheet

	Regionals 2006 £m	Nationals 2006 £m	Discontinued 2006 £m	Unallocated 2006 £m	Consolidated 2006 £m
Assets					
Segment assets	964.5	968.6	47.7	–	1,980.8
Investments in associates	–	–	–	10.2	10.2
Deferred tax assets	–	–	–	74.3	74.3
Cash and cash equivalents	–	–	–	32.8	32.8
Total assets	964.5	968.6	47.7	117.3	2,098.1
Liabilities					
Segment liabilities	(88.4)	(109.0)	(7.0)	(1.4)	(205.8)
Borrowings	–	–	–	(457.7)	(457.7)
Obligations under finance leases	–	–	–	(16.0)	(16.0)
Retirement benefit obligation	–	–	–	(213.0)	(213.0)
Deferred tax liabilities	–	–	–	(482.4)	(482.4)
Total liabilities	(88.4)	(109.0)	(7.0)	(1,170.5)	(1,374.9)

Segment assets consist primarily of intangible assets, property, plant and equipment and trade and other receivables in the United Kingdom. Segment liabilities comprise trade and other payables, other current liabilities and provisions. Discontinued operations relate to the Sports division.

Secondary segment – geographical source segment analysis
The Group's operations are located in the United Kingdom. The Group's revenue sources by geographical market are set out below:

	2007 £m	2006 £m
Revenue analysis		
United Kingdom and Republic of Ireland	**965.2**	997.3
Continental Europe	**5.4**	5.8
Rest of World	**0.7**	0.4
Total – continuing operations	**971.3**	1,003.5

All revenue relating to discontinued operations was in the United Kingdom and Republic of Ireland.

6 PROFIT FOR THE YEAR

Disclosures relate to continuing and discontinued operations.

	2007 £m	2006 £m
Profit for the year is arrived at after charging/(crediting):		
Staff costs (note 7)	**319.1**	331.6
Cost of inventories recognised as a cost of sales	**152.4**	146.2
Depreciation of property, plant and equipment:		
– owned assets	**33.9**	36.9
– under finance leases	**2.6**	2.9
Amortisation of intangible assets	**6.3**	10.6
Operating lease rentals payable:		
– plant and machinery	**5.3**	6.0
– property	**7.9**	8.1
Trade receivables impairment	**1.3**	1.6
Net foreign exchange (gain)/loss	**(0.5)**	0.1
Non-recurring items (note 8)	**160.3**	248.0

	2007 £m	2006 £m
Auditors' remuneration:		
Audit fees		
– the audit of the Company pursuant to legislation	**0.4**	0.4
– the audit of the Company's subsidiaries pursuant to legislation	**0.7**	0.6
	1.1	1.0
Other services		
– other services pursuant to legislation	**0.1**	0.1
– other services relating to taxation	**0.1**	0.1
– services relating to corporate finance transactions	**0.4**	0.2
	0.6	0.4

In addition to the amounts shown above, the auditors received fees of £20,000 (2006: £19,000) for the audit of two of the Group's pension schemes. Future services contracted relating to information technology advice amount to £49,000 (2006: £159,000 relating to corporate finance transactions).

A description of the work of the Audit Committee is set out in the Corporate Governance Report on page 39 and includes an explanation of how auditor objectivity and independence are safeguarded when non-audit services are provided by the auditors.

Total administrative expenses amounted to £367.1 million (2006: £454.5 million) including a £150.0 million (2006: £250.0 million) impairment and amortisation of intangible assets of £6.3 million (2006: £10.6 million).

Total foreign exchange gain during the period was £6.3 million (2006: £45.8 million) comprising net foreign exchange gain of £0.5 million (2006: £0.1 million loss) included in operating profit and a gain on the retranslation of borrowings of £5.8 million (2006: £45.9 million) included in finance costs (note 10).

7 STAFF COSTS

Disclosures relate to continuing and discontinued operations.

The average number of persons, including executive directors, employed by the Group in the period was:

	2007 Number	2006 Number
Production and editorial	**4,733**	5,338
Sales and distribution	**3,150**	3,345
Administration	**1,441**	1,528
	9,324	10,211

All employees are employed in the United Kingdom and the Republic of Ireland. The average number of employees for 2007 includes 11 (2006: 10) in respect of businesses acquired during the year. The above excludes 871 (2006: 1,109) casual workers working for the Group at the period-end due to the impracticality of determining an average.

	2007 £m	2006 £m
Staff costs, including directors' emoluments, incurred during the year were:		
Wages and salaries	**264.2**	276.5
Social security costs	**23.1**	24.7
Share-based payments in the period	**2.9**	2.4
Share-based payments credit relating to 2004 and 2005	**–**	(4.2)
Pension costs – defined contribution plans	**1.1**	1.0
Pension costs – defined benefit plans	**27.8**	31.2
	319.1	331.6

Disclosure of individual directors' remuneration, share options, long-term incentive schemes, pension contributions and pension entitlements required by the Companies Act 1985 and those elements specified for audit by the Financial Services Authority are shown in the tables in the Remuneration Report on pages 46 to 48 and form part of these financial statements.

The credit of £4.2 million in 2006 in respect of share-based payment awards made in 2004 and 2005 is due to adjustment for non-market-based factors. The reversal of the £4.2 million which had been charged in 2004 and 2005 has been disclosed separately in the analysis of staff costs.

8 NON-RECURRING ITEMS

Non-recurring items

	2007 £m	2006 £m
Impairment of intangible assets[a]	**(150.0)**	(250.0)
Restructuring costs[b]	**(10.4)**	(2.4)
Profit on disposal of land and buildings[c]	**1.6**	0.8
Loss on disposal of businesses[d]	**(5.0)**	(1.8)
Release of accruals[e]	**3.5**	3.8
Profit on disposal of available-for-sale financial assets[f]	**–**	1.6
Non-recurring items	**(160.3)**	(248.0)

[a] An impairment review of the carrying value of the Group's intangible assets undertaken in accordance with IAS 36, 'Impairment of Assets' indicated that an impairment charge was required. The impairment charge reduced the carrying value of the cash-generating units relating to the Midlands and the South by £150.0 million (2006: £250.0 million) before tax. Net of tax, the impairment reduced the carrying value by £108.0 million (2006: £175.0 million). The current period impairment charge was based on comparing carrying value with fair value less costs to sell as these cash-generating units were for sale during the year. The review at the current period-end confirmed the impairment charge and was based on comparing the carrying value with value in use and fair value less costs to sell. The prior period impairment charge was based on comparing the carrying value with value in use and fair value less costs to sell.

[b] Restructuring costs of £10.4 million (2006: £2.4 million) have been incurred in the delivery of cost-reduction measures and implementation of the technology-led operating model for the Group.

[c] Disposal of surplus land and buildings realised a profit on disposal of £1.6 million (2006: £0.8 million).

[d] In 2007 the Group disposed of the seven sub-regions within the South realising a loss on disposal of £5.0 million (2006: the Group disposed of the hotgroup traditional recruitment consultancy business realising a loss on disposal of £1.8 million).

[e] In 2007 the Group released accruals of £3.5 million (2006: £3.8 million) for which no further costs are expected.

[f] In 2006 the Group disposed of an asset realising a profit on disposal of £1.6 million.

9 INVESTMENT REVENUES

	2007 £m	2006* £m
Interest income on bank deposits	**5.2**	0.3

*The comparatives have been amended as set out in note 10.

10 FINANCE COSTS

	2007 £m	2006* £m
Interest on bank overdrafts and borrowings	**34.6**	30.8
Interest on obligations under finance leases	**0.8**	1.0
Total interest expense	**35.4**	31.8
Fair value (gain)/loss on cross-currency interest rate swaps not in a designated hedge accounting relationship	**(3.7)**	50.8
Foreign exchange gain on retranslation of borrowings	**(5.8)**	(45.9)
Total finance costs	**25.9**	36.7

* The comparatives have been amended to separate investment revenues from finance costs and to show more clearly the impact of the fair value charge on derivative financial instruments and the foreign exchange movement on retranslation of borrowings which were previously presented as one line item of £4.9 million.

US private placement loan notes totalling US$602 million £32 million were issued in 2001 and 2002. The fixed rate US dollar and sterling interest and US dollar capital repayments on these loan notes have been swapped into floating rate sterling interest and sterling capital repayments through the use of cross-currency interest rate swaps. As hedge accounting under IAS 39, 'Financial Instruments: Recognition and Measurement' has not been applied, the loan notes are disclosed at amortised cost and translated into sterling at the prevailing period-end exchange rate and the cross-currency swaps are disclosed at fair value at the period-end date.

11 TAX

Tax credit on continuing operations	2007 £m	2006 £m
Current tax		
Corporation tax charge for the period	**(33.5)**	(34.9)
Prior-period adjustment	**–**	(0.9)
Current tax charge	**(33.5)**	(35.8)
Deferred tax (note 23)		
Tax credit for the period	**44.1**	60.8
Change in tax rates	**30.0**	–
Prior-period adjustment	**6.2**	(0.2)
Deferred tax credit	**80.3**	60.6
Total tax credit – continuing operations	**46.8**	24.8

Tax charge on discontinued operations	2007 £m	2006 £m
Tax charge on profit for the period	**(3.9)**	(6.7)
Tax credit on profit on sale of discontinued operations	**3.0**	–
Total tax charge – discontinued operations	**(0.9)**	(6.7)

Reconciliation of tax credit – continuing operations	%	%
Standard rate of corporation tax	**30.0**	30.0
Tax effect of items that are not deductible in determining taxable profit/(loss)	**24.0**	(2.8)
Tax effect of items that are not taxable in determining taxable profit/(loss)	**(1.1)**	0.2
Tax effect of utilisation of tax losses not previously recognised in determining taxable profit/(loss)	**(1.1)**	0.7
Tax effect of share of results of associates	**(0.4)**	0.4
Tax effect of rolled-over and revaluation gains	**–**	0.6
Tax effect of chargeable gains	**8.0**	–
Tax effect of business disposals	**(116.3)**	–
Impact on the opening deferred tax position of the future change in tax rate	**(143.2)**	–
Impact on the current period deferred tax charge of the future change in tax rate	**6.2**	–
Prior-period adjustment	**(29.0)**	(1.2)
Tax charge rate – continuing operations	**(222.9)**	27.9

The standard rate of corporation tax is the UK prevailing rate of 30% (2006: 30%). The impact of the change in the standard rate of corporation tax to 28% from 1 April 2008 has resulted in the opening deferred tax provision being recalculated with a £30.0 million credit in the income statement and a £2.8 million charge taken directly to equity.

The deferred tax credit includes £42.0 million (2006: £75.0 million) in relation to the impairment charge with respect to intangible assets and £25.0 million (2006: £nil) in relation to the disposal of the seven sub-regions in the South. In addition to the amount credited to the income statement, current tax of £1.2 million relating to the actuarial losses on the defined benefit pension schemes has been credited to equity (2006: deferred tax of £18.8 million relating to the actuarial gains on the defined benefit pension schemes was debited to equity).

12 DISCONTINUED OPERATIONS

On 1 October 2007 the Group sold its Sports division and during June and July 2006 the Group sold its Magazines and Exhibitions division. The results of these discontinued operations, which have been included in the consolidated income statement, were as follows:

	2007 Sports £m	2006 Sports £m	2006 Magazines and Exhibitions £m	2006 Total £m
Revenue	**38.5**	49.5	20.1	69.6
Cost of sales	**(18.8)**	(24.4)	(11.5)	(35.9)
Gross profit	**19.7**	25.1	8.6	33.7
Distribution costs	**(3.6)**	(5.9)	(0.5)	(6.4)
Administrative expenses	**(3.2)**	(3.4)	(2.3)	(5.7)
Operating profit	**12.9**	15.8	5.8	21.6
Tax charge (note 11)	**(3.9)**	(4.9)	(1.8)	(6.7)
Profit for the period from discontinued operations	**9.0**	10.9	4.0	14.9
Profit before tax on sale of discontinued operations	**123.5**	–	37.7	37.7
Tax credit on sale of discontinued operations (note 11)	**3.0**	–	–	–
Profit on sale of discontinued operations	**126.5**	–	37.7	37.7
	Pence	Pence	Pence	Pence
Earnings per share (basic) on profit for the period from discontinued operations	**3.1**	3.7	1.4	5.1
Earnings per share (basic) on profit on sale of discontinued operations	**43.5**	–	12.9	12.9

The effect of discontinued operations on segment results is shown in note 5.

13 DIVIDENDS

	2007 £m	2006 £m
Amounts recognised as distributions to equity holders in the period:		
Dividend paid[(a)]	**63.7**	63.7
	Pence	Pence
Dividend paid per share	**21.9**	21.9
	£m	£m
Dividend proposed but not paid nor included in the accounting records[(b)]	**45.2**	45.4
	Pence	Pence
Dividend proposed per share	**15.5**	15.5

[(a)] The amount of £63.7 million in 2007 is in respect of the final dividend for the 52 weeks ended 31 December 2006 of 15.5 pence per share and the interim dividend for the 52 weeks ended 30 December 2007 of 6.4 pence per share; the amount of £63.7 million in 2006 is in respect of the final dividend for the 52 weeks ended 1 January 2006 of 15.5 pence per share and the interim dividend for the 52 weeks ended 31 December 2006 of 6.4 pence per share.

[(b)] The amount of £45.2 million in 2007 represents the proposed final dividend for the 52 weeks ended 30 December 2007, which is subject to approval by shareholders at the Annual General Meeting on 8 May 2008 and as such is not reflected as a liability in these financial statements; the amount of £45.4 million in 2006 represents the proposed final dividend for the 52 weeks ended 31 December 2006. The proposed final dividend of £45.2 million for the 52 weeks ended 30 December 2007 has beeen calculated based on the issued share capital at 30 December 2007. The actual payment is expected to be lower as a consequence of a £175 million share buy-back programme which commenced in December 2007.

14 EARNINGS PER SHARE

Earnings

	2007 £m	2006 £m
Profit after tax before adjusted items*	**132.6**	131.7
Adjusted items*:		
Sports division profit (after tax)	**(9.0)**	(10.9)
Magazines and Exhibitions division profit (after tax)	**–**	(4.0)
Non-recurring items (after tax)	**(88.1)**	(173.0)
Amortisation of intangibles (after tax)	**(4.5)**	(7.4)
Impact of the fair value gain/(loss) on cross-currency interest rate swaps (after tax)	**2.7**	(35.2)
Foreign exchange gain on retranslation of borrowings (after tax)	**4.1**	31.8
Reduction in charge for share-based payments relating to 2004 and 2005 (after tax)	**–**	2.9
Tax credit resulting from the future change in tax rate	**30.0**	–
Profit/(loss) for the period from continuing operations	**67.8**	(64.1)
Profit for the period from discontinued operations	**135.5**	52.6
Profit/(loss) for the period attributable to equity holders of the parent	**203.3**	(11.5)

*Adjusted items relate to discontinued operations, non-recurring items, the amortisation of intangible assets, the impact of fair value changes on cross-currency interest rate swaps, the foreign exchange impact on retranslation of borrowings, the impact of the change in tax rate on the opening deferred tax position and the reduction in charge for share-based payments relating to 2004 and 2005 which was recognised in 2006. A reconciliation between the adjusted and the statutory numbers is provided in note 41 on page 94.

Discontinued operations relate to the Sports division disposed in October 2007 and the Magazines and Exhibitions division disposed in June and July 2006. Basic earnings per share is calculated by dividing profit attributable to equity holders by the weighted average number of ordinary shares during the period. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares. Potential ordinary shares are treated as dilutive only when their conversion to ordinary shares would decrease earnings per share or increase loss per share.

Number of shares	000	000
Weighted average number of ordinary shares for the purpose of basic earnings per share	**291,148**	291,207
Effect of potentially dilutive ordinary shares – share options	**265**	711
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**291,413**	291,918

Earnings per share – pence	Pence	Pence
Adjusted earnings* per share – basic	**45.5**	45.2
Adjusted earnings* per share – diluted	**45.5**	45.1
Earnings/(loss) per share – continuing operations – basic	**23.3**	(22.0)
Earnings/(loss) per share – continuing operations – diluted	**23.3**	(22.0)
Earnings per share – discontinued operations – basic	**46.6**	18.0
Earnings per share – discontinued operations – diluted	**46.5**	18.0
Earnings/(loss) per share – total operations – basic	**69.9**	(4.0)
Earnings/(loss) per share – total operations – diluted	**69.8**	(4.0)

*Adjusted items relate to discontinued operations, non-recurring items, the amortisation of intangible assets, the impact of fair value changes on cross-currency interest rate swaps, the foreign exchange impact on retranslation of borrowings, the impact of the change in tax rate on the opening deferred tax position and the reduction in charge for share-based payments relating to 2004 and 2005 which was recognised in 2006. A reconciliation between the adjusted and the statutory numbers is provided in note 41 on page 94.

The basic earnings per share for each category of non-recurring items disclosed in note 8 is as follows:	Pence	Pence
Impairment of intangible assets	**(37.1)**	(60.1)
Restructuring costs	**(2.8)**	(0.6)
(Loss)/profit on disposal of land and buildings	**(0.2)**	0.2
Profit/(loss) on disposal of businesses	**9.0**	(0.5)
Release of accruals	**0.9**	1.2
Profit on disposal of available-for-sale financial assets	**–**	0.4
Earnings per share – non-recurring items	**(30.2)**	(59.4)

The Group is currently undertaking a share buy-back which will impact earnings per share, details of which are disclosed in note 42.

15 GOODWILL

	Goodwill £m
At 1 January 2006	72.8
Fair value adjustments (related to 2005 acquisitions)	(9.5)
At 1 January 2006 (restated)	63.3
Acquisitions	3.5
Disposals	(5.7)
At 31 December 2006	61.1
Acquisitions (note 39)	14.1
Adjustment to deferred consideration	(0.3)
Disposals (note 40)	(1.0)
At 30 December 2007	**73.9**

The disposals in the current period relate to the seven sub-regions of the Group's Regionals division operations in the South and in the prior period to the Magazines and Exhibitions division and the hotgroup traditional recruitment consultancy business.

Goodwill is allocated to cash-generating units. The carrying value of goodwill analysed by business segment is as follows:

	2007 £m	2006 £m
Regionals	**71.7**	58.9
Nationals	**2.2**	2.2
	73.9	61.1

The Regionals division comprises eight cash-generating units. Prior to the disposal of the Sports business, the Nationals and Sports segments were combined as a single cash-generating unit. None of the goodwill related to the Sports division.

The Group tests the carrying value of goodwill at the cash-generating unit level for impairment annually or more frequently if there are indications that goodwill might be impaired. At the period-end reporting date, a review was undertaken on a value-in-use basis, assessing whether the carrying value of goodwill was supported by the net present value of future cash flows derived from those assets, using cash flow projections in respect of periods to 2058 for goodwill relating to print businesses and to 2012 for goodwill relating to online businesses discounted at 7.34% (2006: 7.52%) reflecting a long-term equity and debt mix based on the year-end Enterprise Value *assuming a long-term debt to EBITDA ratio of three times.*

The key assumptions used in the value-in-use calculations are those regarding the discount rates, revenue and cost growth rates and the level of capital expenditure required during the period. The Group prepares cash flow forecasts derived from the most recently approved annual budgets and projections for 2009 to 2012. The cash flow forecasts reflect past experience of and the risk associated with each asset. Cash flows beyond 2012 are extrapolated based on estimated growth rates which do not exceed the average long-term growth rates for the relevant markets. Investment cash flows have been forecast to reflect the cycle of capital investment required, including printing press replacement. Management believes it is appropriate to forecast for a period of greater than five years for print businesses to most appropriately reflect the length of the capital investment cycle.

16 OTHER INTANGIBLE ASSETS

	Publishing rights and titles £m	Customer relationships and domain names £m	Group total £m
Cost			
At 1 January 2006	1,954.9	39.5	1,994.4
Fair value adjustments (related to 2005 acquisitions)	–	7.2	7.2
At 1 January 2006 (restated)	1,954.9	46.7	2,001.6
Acquisitions	–	1.5	1.5
Disposals	–	(13.7)	(13.7)
At 31 December 2006	1,954.9	34.5	1,989.4
Acquisitions (note 39)	–	5.8	5.8
Disposals (note 40)	(132.1)	–	(132.1)
At 30 December 2007	**1,822.8**	**40.3**	**1,863.1**
Accumulated amortisation			
At 1 January 2006	(375.0)	(3.3)	(378.3)
Impairment (note 8)	(250.0)	–	(250.0)
Disposals	–	6.8	6.8
Amortisation	–	(10.6)	(10.6)
At 31 December 2006	(625.0)	(7.1)	(632.1)
Impairment (note 8)	(150.0)	–	(150.0)
Amortisation	–	(6.3)	(6.3)
At 30 December 2007	**(775.0)**	**(13.4)**	**(788.4)**
Carrying amount			
At 31 December 2006	1,329.9	27.4	1,357.3
At 30 December 2007	**1,047.8**	**26.9**	**1,074.7**

The disposals in the current period relate to the Sports division and seven-sub regions of the Group's Regionals division operations in the South and in the prior period to the Magazines and Exhibitions division and the hotgroup traditional recruitment consultancy business.

The Group tests the carrying value of publishing rights and titles with indefinite economic lives at the cash-generating unit level for impairment annually or more frequently if there are indications that publishing rights and titles might be impaired. The directors consider publishing rights and titles have indefinite economic lives due to the historic longevity of the brands and the ability to evolve the brands in the ever changing media landscape. It is not practicable to review individual publishing rights and titles due to the interdependencies of the inflows within the cash-generating units. The impairment review of the carrying value of the Group's publishing rights and titles performed at the interim reporting date indicated that an impairment charge was required in respect of the cash-generating units of the regional businesses in the Midlands and the South (2006: same). The impairment charge was based on fair value less cost to sell as these assets were held for sale at the interim reporting date. The impairment charge reduced the carrying value of the publishing rights and titles of the cash-generating unit relating to the Midlands by £85.0 million and the South by £65.0 million respectively (2006: £175.0 million and £75.0 million respectively) before tax. Net of tax, the impairment reduced the carrying value of the publishing rights and titles by £108.0 million (2006: £175.0 million). The impairments have arisen due to declining profits in the respective cash-generating units.

The customer relationships and domain names included above have finite estimated useful lives of between five and ten years and are tested at the cash-generating unit level for impairment annually or more frequently if there are indications that customer relationships and domain names might be impaired.

16 OTHER INTANGIBLE ASSETS (CONTINUED)

The carrying value of other intangible assets analysed by business segment is as follows:

	Publishing rights and titles £m	Customer relationships and domain names £m	Total 2007 £m	Publishing rights and titles £m	Customer relationships and domain names £m	Total 2006
Regionals	**400.8**	**26.9**	**427.7**	640.1	27.4	667.5
Nationals	**647.0**	**–**	**647.0**	647.0	–	647.0
Sports	**–**	**–**	**–**	42.8	–	42.8
Total	**1,047.8**	**26.9**	**1,074.7**	1,329.9	27.4	1,357.3

The Regionals division comprises eight cash-generating units. Prior to the disposal of the Sports business, the Nationals and Sports segments were combined as a single cash-generating unit.

At the year-end reporting date a review was undertaken to determine value-in-use to assess whether the carrying value of publishing rights and titles, customer relationships and domain names were supported. Value-in-use was based on net present value of future cash flows derived from those assets, using cash flow projections in respect of periods to 2058 for publishing rights and titles and to 2012 for customer relationships and domain names.

The key assumptions used in the value-in-use calculations are those regarding the discount rates, growth rates and the level of capital expenditure required during the period covered. The discount rate used at 30 December 2007 was 7.34% (2006: 7.52%) reflecting a long-term equity and debt mix based on the year-end Enterprise Value assuming a long-term debt to EBITDA ratio of three times. The Group prepares cash flow forecasts derived from the most recently approved annual budgets and projections for 2009 to 2012. The cash flow forecasts reflect past experience of and the risk associated with each asset. Cash flows beyond 2012 are extrapolated based on estimated growth rates which do not exceed the average long-term growth estimated for the relevant markets. Investment cash flows have been forecast to reflect the cycle of capital investment required, including printing press replacement. Management believes it is appropriate to forecast for a period of greater than five years for print businesses to most appropriately reflect the length of the capital investment cycle.

17 PROPERTY, PLANT AND EQUIPMENT

	Land and buildings Freehold £m	Land and buildings Leasehold £m	Plant and equipment £m	Assets under construction £m	Group total £m
At cost					
At 1 January 2006	198.9	27.6	408.5	28.2	663.2
Additions	0.4	0.1	14.3	60.2	75.0
Disposals	(0.4)	(2.7)	(56.5)	–	(59.6)
Disposal of subsidiary undertakings	–	(0.1)	(1.9)	–	(2.0)
Reclassification	4.0	1.0	13.0	(18.0)	–
Write-off of assets	–	–	(2.7)	–	(2.7)
At 31 December 2006	202.9	25.9	374.7	70.4	673.9
Additions	1.6	–	15.4	52.7	69.7
Acquisition of subsidiary undertakings	–	0.2	0.1	–	0.3
Disposals	(1.7)	–	(58.7)	–	(60.4)
Disposal of subsidiary undertakings	(0.5)	(1.7)	(25.7)	(1.6)	(29.5)
Reclassification	1.1	0.3	62.4	(63.8)	–
Write-off of assets	–	(1.3)	(6.7)	–	(8.0)
At 30 December 2007	**203.4**	**23.4**	**361.5**	**57.7**	**646.0**
Accumulated depreciation and impairment					
At 1 January 2006	15.2	14.3	246.4	–	275.9
Charge for period	3.9	0.9	35.0	–	39.8
Disposals	(0.2)	(1.7)	(56.2)	–	(58.1)
Disposal of subsidiary undertakings	–	(0.1)	(1.4)	–	(1.5)
Reclassification	–	0.9	(0.9)	–	–
Write-off of assets	–	–	(2.7)	–	(2.7)
At 31 December 2006	18.9	14.3	220.2	–	253.4
Charge for period	3.8	1.4	31.3	–	36.5
Acquisition of subsidiary undertakings	–	0.2	0.1	–	0.3
Disposals	(0.9)	–	(58.5)	–	(59.4)
Disposal of subsidiary undertakings	(0.2)	(0.8)	(23.0)	–	(24.0)
Write-off of assets	–	(1.3)	(6.7)	–	(8.0)
At 30 December 2007	**21.6**	**13.8**	**163.4**	**–**	**198.8**
Carrying amount					
At 31 December 2006	184.0	11.6	154.5	70.4	420.5
At 30 December 2007	**181.8**	**9.6**	**198.1**	**57.7**	**447.2**

Included within the total net book value of property, plant and equipment is £10.9 million (2006: £13.7 million) in respect of assets under finance leases. Depreciation for the period on those assets was £2.6 million (2006: £2.9 million). Finance leases are secured on the assets leased.

	2007 £m	2006 £m
Capital commitments		
Capital expenditure contracted for but not provided in the accounts	**32.0**	30.5

18 INVESTMENTS IN ASSOCIATES

The Group has a 21.54% interest in PA Group Limited (formerly The Press Association Limited), a news agency incorporated in England and Wales.

	2007 £m	2006 £m
At 31 December 2006	**10.2**	8.6
Share of result of associate after tax	**0.3**	1.3
Dividends received	**(0.3)**	(0.5)
Share of pension scheme actuarial gains and currency gains recognised in equity	**–**	1.3
Share of tax adjustment in respect of prior years	**(0.8)**	(0.5)
At 30 December 2007	**9.4**	10.2

PA Group

	2007 £m	2006 £m
Total assets	**70.9**	72.1
Total liabilities	**(26.9)**	(24.5)
Net assets	**44.0**	47.6
Group's share of net assets	**9.5**	10.2
Revenue	**77.1**	74.4
Profit for the period	**1.3**	6.2
Group's share of associate's profit for the period	**0.3**	1.3

The financial statements of PA Group Limited are made up to 31 December each year. This is the financial reporting date of the organisation. For the purposes of applying the equity method of accounting, the financial statements of The Press Association Limited for the year ended 31 December 2006 together with the management accounts up to 30 November 2007 have been used and appropriate adjustments have been made for the period to 30 December 2007.

19 INVENTORIES

	2007 £m	2006 £m
Raw materials and consumables	**6.7**	7.0

The Group consumed £152.4 million (2006: £146.2 million) of inventories during the period.

20 OTHER FINANCIAL ASSETS

Trade and other receivables

	2007 £m	2006 £m
Trade receivables - gross	**125.9**	118.3
Less allowances for doubtful receivables	**(4.5)**	(4.0)
Trade receivables – net	**121.4**	114.3
Prepayments and accrued income	**14.4**	17.3
Other receivables	**6.9**	3.3
	142.7	134.9

Trade receivables

Trade receivables net of allowances for doubtful receivables held by the Group at 30 December 2007 amounted to £121.4 million (2006: £114.3 million).

The average credit period taken on sales of goods is 40 days (2006: 36 days). No interest is charged on the receivables. The Group has provided fully for all receivables over 120 days because historical experience is such that these receivables are generally not recoverable. Trade receivables between 60 days and 120 days are provided for based on specific circumstances and by reference to past default experience.

Before accepting any new customers, the Group, where appropriate, uses an external credit scoring system to assess the potential customer's credit quality and defines credit limits by customer. Limits attributed to customers are reviewed during the year where appropriate. There are no customers who represent more than 10% (2006: 10%) of the total balance of trade receivables.

Included in the Group's trade receivable balance are debtors with a carrying amount of £3.5 million (2006: £5.9 million) which are past due date at the reporting date for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances. The average age of these receivables is 83 days (2006: 84 days).

Ageing of past due but not impaired receivables

	2007 £m	2006 £m
60-90 days	**2.9**	4.4
90-120 days	**0.6**	1.5
Total	**3.5**	5.9

Movement in allowance for doubtful debts

	2007 £m	2006 £m
Opening balance	**4.0**	4.5
Impairment losses recognised	**1.3**	1.6
Utilisation of provision	**(0.8)**	(2.1)
Closing balance	**4.5**	4.0

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The concentration of credit risk is limited due to the customer base being large and unrelated. Accordingly, the directors believe that there is no further credit provision required in excess of the allowance for doubtful debts.

There are no significant amounts included in the allowance for doubtful debts relating to impaired trade receivables which have been placed under liquidation. The impairment recognised represents the difference between the carrying amount of these trade receivables and the present value of the expected liquidation proceeds. The Group does not hold any collateral over these balances.

20 OTHER FINANCIAL ASSETS (CONTINUED)

Ageing of impaired receivables

	2007 £m	2006 £m
Less than 60 days	**0.6**	0.9
60-90 days	**1.6**	0.9
90-120 days	**0.8**	0.6
120+ days	**1.5**	1.6
Total	**4.5**	4.0

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

Cash and cash equivalents

	2007 £m	2006 £m
Total	**211.6**	32.8

Cash and cash equivalents comprise cash held by the Group and short-term bank deposits with an original maturity of one week or less. The carrying amount of these assets approximates their fair value.

21 OTHER FINANCIAL LIABILITIES

Trade and other payables

	2007 £m	2006 £m
Trade payables	**43.4**	42.5
Social security and other taxes	**13.5**	14.3
Accruals and deferred income	**106.2**	96.7
Other payables	**10.1**	9.8
	173.2	163.3

Trade payables principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 35 days. For most suppliers no interest is charged on the trade payables for the first 60 days from the date of the invoice. Thereafter, interest is charged on the outstanding balances at various interest rates. The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

The directors consider that the carrying amount of trade payables approximates to their fair value.

22 OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments 2007 £m	Minimum lease payments 2006 £m	Present value of minimum lease payments 2007 £m	Present value of minimum lease payments 2006 £m	Future minimum sublease receipts under non-cancellable subleases 2007 £m	Future minimum sublease receipts under non-cancellable subleases 2006 £m
Amounts payable under finance leases:						
Within one year	**3.0**	3.0	**2.9**	2.8	**0.1**	0.4
Within two to five years	**10.2**	12.5	**9.5**	11.7	**0.2**	0.5
After five years	**1.6**	2.1	**1.2**	1.5	**0.1**	0.4
	14.8	17.6	**13.6**	16.0	**0.4**	1.3
Less future finance charges	**(1.2)**	(1.6)	**–**	–		
Present value of lease obligations	**13.6**	16.0	**13.6**	16.0		
Less amounts due for settlement within 12 months (shown under current liabilities)			**(2.9)**	(2.8)		
Amount due for settlement after 12 months (shown under non-current liabilities)			**10.7**	13.2		

Finance leases relate principally to leasehold properties and press plant. It is the Group's policy to lease certain of its plant and equipment under finance leases.

The average lease term is six years (2006: seven years). The average effective borrowing rate is set out in note 28. Interest rates are fixed at the contract date, and thus expose the Group to fair value interest rate risk. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

All lease obligations are denominated in sterling.

The fair value of the Group's lease obligations approximates their carrying amount.

The Group's obligations under finance leases are secured by the lessors' right over the leased assets disclosed in note 17.

23 DEFERRED TAX ASSETS/LIABILITIES

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon:

	Accelerated tax depreciation £m	Other short-term timing differences £m	Rolled-over and held-over gains £m	Intangibles £m	Retirement benefit obligations £m	Share-based payments £m	Total £m
At 1 January 2006	55.6	0.4	2.0	484.8	(91.7)	(1.8)	449.3
Acquisition of subsidiary undertakings	–	–	–	2.6	–	–	2.6
Disposal of subsidiary undertakings	–	–	–	(2.0)	–	–	(2.0)
Charge/(credit) to income	6.9	1.1	(0.6)	(78.2)	8.8	1.4	(60.6)
Charge to equity	–	–	–	–	18.8	–	18.8
At 31 December 2006 (at 30% tax rate)	62.5	1.5	1.4	407.2	(64.1)	(0.4)	408.1
Change of tax rate applying to deferred tax:							
(Credit)/charge to income	(4.2)	(0.1)	(0.1)	(27.1)	1.5	–	(30.0)
Charge to equity	–	–	–	–	2.8	–	2.8
Revised opening balance at 1 January 2007 (at 28% tax rate)	58.3	1.4	1.3	380.1	(59.8)	(0.4)	380.9
Acquisition of subsidiary undertakings	–	–	–	1.6	–	–	1.6
Disposal of subsidiary undertakings	–	–	–	(12.0)	–	–	(12.0)
Charge/(credit) to income	6.1	(12.2)	0.1	(68.7)	24.7	(0.3)	(50.3)
At 30 December 2007	**64.4**	**(10.8)**	**1.4**	**301.0**	**(35.1)**	**(0.7)**	**320.2**

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2007 £m	2006 £m
Deferred tax liabilities	**366.8**	482.4
Deferred tax assets	**(46.6)**	(74.3)
	320.2	408.1

At the balance sheet date, the Group has unused tax losses of £11.6 million available for offset against future profits in respect of the hotgroup business (2006: £16.9 million). No deferred tax asset has been recognised in respect of the tax losses of £11.6 million (2006: £16.3 million) due to the unpredictability of future profit streams. The tax losses can be carried forward indefinitely.

24 PROVISIONS

	Share-based payments £m	Property £m	Restructuring £m	Total £m
At 1 January 2006	0.7	13.7	7.4	21.8
Charged to income statement	–	1.9	2.4	4.3
Released to income statement	(0.5)	(0.6)	–	(1.1)
Utilisation of provisions	–	(3.6)	(9.8)	(13.4)
Disposal of subsidiary	–	(0.2)	–	(0.2)
At 31 December 2006	0.2	11.2	–	11.4
Charged to income statement	0.4	0.8	10.4	11.6
Released to income statement	–	(0.6)	–	(0.6)
Utilisation of provisions	–	(3.9)	(6.9)	(10.8)
Disposal of subsidiary	–	2.3	–	2.3
At 30 December 2007	**0.6**	**9.8**	**3.5**	**13.9**

The provisions have been analysed between current and non-current as follows:

	2007 £m	2006 £m
Current	**7.4**	2.5
Non-current	**6.5**	8.9
	13.9	11.4

The share-based payments provision relates to National insurance obligations attached to the future crystallisation of awards.

The property provision relates to onerous property leases and future committed costs related to occupied, let and vacant properties. This provision will be utilised over the remaining term of the leases.

The restructuring provision relates to the non-recurring restructuring severance costs incurred in delivery of cost-reduction measures expected to be incurred during the next period.

25 JOINT VENTURES

The Group has a 33.4% (2006: 23.96%) equity holding in fish4 Limited and a nil% (2006: 40%) equity holding in The Betting Site Limited.

The Group's equity holding in The Betting Site Limited was disposed of when the Group disposed of the Sports division during the year. The Group's interests in joint ventures have not been accounted for under the equity method on the grounds of immateriality.

26 PRINCIPAL SUBSIDIARIES

A list of the significant investments in subsidiaries and associated undertakings, including name, country of incorporation and proportion of ownership interest is given in note 15 to the Company's separate financial statements.

27 NOTES TO THE CASH FLOW STATEMENT

	2007 £m	2006 £m
Operating profit/(loss) from continuing operations	29.4	(62.4)
Depreciation of property, plant and equipment	36.4	39.8
Amortisation of other intangible assets	6.3	10.6
Share of results of associates	(0.3)	(1.3)
Impairment of other intangible assets	150.0	250.0
Charge for share-based payments	2.9	2.4
Credit for share-based payments in respect of 2004 and 2005	–	(4.2)
Profit on disposal of land and buildings	(1.6)	(0.8)
Profit on disposal of available-for-sale financial assets	–	(1.6)
Loss on disposal of businesses	5.0	1.8
Adjustment for pension funding*	(80.3)	(19.3)
Operating cash flows before movements in working capital	147.8	215.0
Decrease in inventories	0.3	0.2
(Increase)/decrease in receivables	(11.5)	6.7
Increase/(decrease) in payables	8.6	(18.2)
Cash generated from operations – continuing operations	145.2	203.7

*This includes £53.7 million of special contributions as explained in note 36 and £3.2 million of section 75 payments directly linked to the disposal of the Sports division in 2007 and the Magazines and Exhibitions division in 2006.

28 BORROWINGS

	2007 £m	2006 £m
Bank overdrafts	(0.6)	(3.3)
Loan notes	(342.2)	(347.0)
Derivative financial instruments (note 29)	(103.7)	(107.4)
	(446.5)	(457.7)
The borrowings are repayable as follows:		
On demand or within one year	(63.7)	(4.0)
In the second year	–	(60.8)
In the third year	–	–
In the fourth year	(147.1)	–
In the fifth year	(70.7)	(146.3)
After five years	(165.0)	(246.6)
	(446.5)	(457.7)
Amount due for settlement within 12 months	(63.7)	(4.0)
Amount due for settlement after 12 months	(382.8)	(453.7)
	(446.5)	(457.7)

Amount due for settlement within 12 months represents borrowings of £48.5 million (2006: £4.0 million) and derivative financial instruments of £15.2 million (2006: £nil) and after 12 months represents borrowings of £294.3 million (2006: £346.3 million) and derivative financial instruments of £88.5 million (2006: £107.4 million).

	2007 £m	2006 £m
Loan notes		
Opening balance	(347.0)	(392.8)
Foreign exchange gain on retranslation	5.8	45.9
Repayments	0.7	0.1
Issued on acquisition of subsidiary undertakings	(0.9)	–
Non-cash movements	(0.8)	(0.2)
Closing balance	(342.2)	(347.0)

28 BORROWINGS (CONTINUED)

	2007 £m	2006 £m
Composition of loan notes:		
Commercial rate loan notes	**(0.9)**	(0.7)
US$350 million loan notes*	**(177.6)**	(180.4)
US$252 million loan notes*	**(131.7)**	(133.9)
£22 million loan notes	**(22.0)**	(22.0)
£10 million loan notes	**(10.0)**	(10.0)
	(342.2)	(347.0)

* The US private placement loan notes totalling US$602 million and £32 million were issued in 2001 and 2002. The fixed rate US dollar and sterling interest and US dollar capital repayments on these loan notes have been swapped into floating rate sterling interest and sterling capital repayments through the use of cross-currency interest rate swaps. As hedge accounting under IAS 39, 'Financial Instruments. Recognition and Measurement' has not been applied, the loan notes are disclosed at amortised cost and translated into sterling at the prevailing period-end exchange rate and the cross-currency swaps are disclosed at fair value at the period-end date. These values do not represent the amounts required to repay the loan notes or cancel the related cross-currency interest rate swaps.

Bank overdraft and loan notes are unsecured.

All borrowings are denominated in sterling unless otherwise indicated. At 30 December 2007 the Group had available £259.5 million (2006: £259.5 million) of undrawn committed borrowing facilities in respect of which all conditions precedent had been met.

The effective interest rates at the balance sheet dates were as follows:

	2007 %	2006 %
Bank overdrafts	**6.52**	5.65
US$ loan notes	**6.66**	6.43
£ loan notes	**7.24**	6.95
Finance leases	**6.77**	6.76

The directors estimate the fair value of the Group's borrowings, by discounting their future cash flows at the market rate, to be as follows:

	2007 £m	2006 £m
Bank overdrafts, short-term loans and commercial loan notes	**(1.5)**	(4.0)
US$ loan notes	**(318.5)**	(314.1)
£ loan notes	**(32.3)**	(34.4)
Finance leases	**(13.6)**	(16.0)

In estimating the fair value of the loan notes the directors have discounted the future cash flows using the credit ratings applied at the dates of inception, which they believe to be appropriate discount factors.

The fair value of other financial assets and liabilities (excluding derivative financial instruments in note 29) are not materially different from the book values and are not repeated in this analysis.

29 DERIVATIVE FINANCIAL INSTRUMENTS

The movement in the fair value of cross-currency interest rate swaps is as follows:

	2007 £m	2006 £m
Opening balance	**(107.4)**	(56.6)
Movement in fair value	**3.7**	(50.8)
Closing balance	**(103.7)**	(107.4)

The derivative financial instruments are analysed between current and non-current as follows:

	2007 £m	2006 £m
Current	**(15.2)**	–
Non-current	**(88.5)**	(107.4)
	(103.7)	(107.4)

The Group uses cross-currency interest rate swaps to manage its exposure to foreign exchange movements and interest rate movements on its private placements by swapping these borrowings from US dollar and sterling fixed rates to sterling floating rates. Fair value has been calculated using discounted cash flows based upon forward interest rates available to the Group at the balance sheet date. The Group does not currently designate its cross-currency interest rate swaps as hedging instruments and changes in the fair value of the swaps have been charged to the income statement in the period.

30 NET DEBT

	31 December 2006 £m	Cash flow £m	Income statement* £m	Loans repaid/ (drawn) £m	Transfer £m	Other non-cash changes £m	30 December 2007 £m
Non-current							
Loan notes	(346.3)	–	5.8	–	46.2	–	**(294.3)**
Derivative financial instruments	(107.4)	–	3.7	–	15.2	–	**(88.5)**
Obligations under finance leases	(13.2)	–	–	2.3	0.1	0.1	**(10.7)**
	(466.9)	**–**	**9.5**	**2.3**	**61.5**	**0.1**	**(393.5)**
Current							
Bank overdrafts	(3.3)	2.7	–	–	–	–	**(0.6)**
Loan notes	(0.7)	–	–	(0.2)	(46.2)	(0.8)	**(47.9)**
Derivative financial instruments	–	–	–	–	(15.2)	–	**(15.2)**
Obligations under finance leases	(2.8)	–	–	–	(0.1)	–	**(2.9)**
	(6.8)	**2.7**	**–**	**(0.2)**	**(61.5)**	**(0.8)**	**(66.6)**
Cash and cash equivalents	32.8	178.8	–	–	–	–	**211.6**
Net debt	**(440.9)**	**181.5**	**9.5**	**2.1**	**–**	**(0.7)**	**(248.5)**

* The impact on the loans notes of translation into sterling at the prevailing period-end exchange rate and the impact on the derivative financial instruments of being stated at fair value at the period-end date are included in the income statement within finance costs as set out in note 10.

Cash and cash equivalents represent the sum of the Group's bank balances and cash in hand at the balance sheet date as disclosed on the face of the balance sheet.

31 SHARE CAPITAL AND RESERVES

	Share capital £m	Capital redemption reserve £m	Share premium £m	Retained earnings and other reserves £m	Total £m
Balance at 1 January 2006	(29.3)	(0.8)	(1,118.9)	395.3	**(753.7)**
Total recognised income and expenses	–	–	–	(33.7)	**(33.7)**
Dividends	–	–	–	63.7	**63.7**
New share capital subscribed	–	–	(1.1)	–	**(1.1)**
Debit to equity for equity-settled share-based payments	–	–	–	1.6	**1.6**
Balance at 31 December 2006	**(29.3)**	**(0.8)**	**(1,120.0)**	**426.9**	**(723.2)**
Total recognised income and expenses	–	–	–	(196.6)	(196.6)
Dividends	–	–	–	63.7	63.7
New share capital subscribed	–	–	(0.5)	–	(0.5)
Buy-back shares cancelled	0.2	(0.2)	–	5.9	5.9
Buy-back shares to be cancelled	–	–	–	1.6	1.6
Credit to equity for equity-settled share-based payments	–	–	–	(2.8)	(2.8)
Balance at 30 December 2007	**(29.1)**	**(1.0)**	**(1,120.5)**	**298.7**	**(851.9)**

Purchases of shares are included in retained earnings and other reserves at £11.9 million (31 December 2006: £11.9 million) are held as treasury shares.

During the year 1,747,603 shares were bought back and cancelled for a total consideration of £5.9 million (31 December 2006: £nil) with a further 457,935 shares bought back and held as treasury shares to be cancelled for a total consideration of £1.6 million (31 December 2006: £nil).

On transition to IFRS, the revalued amounts of freehold properties were deemed to be the cost of the asset and the revaluation reserve has been transferred to retained earnings and other reserves.

Cumulative goodwill written off to reserves in respect of continuing businesses acquired prior to 1998 is £25.9 million (2006: £25.9 million).

The capital redemption reserve was created when the Company embarked on the share buy-back programme in 2005 and represents the nominal value of the shares purchased and subsequently cancelled. The Company embarked on a further share buy-back programme in 2007.

32 CALLED-UP SHARE CAPITAL

	2007 Number	2007 £m	2006 Number	2006 £m
Authorised				
Ordinary shares of 10 pence each	**450,000,000**	**45.0**	450,000,000	45.0

	2007 Number	2007 £m	2006 Number	2006 £m
Allotted, called-up and fully paid ordinary shares of 10 pence each:				
At beginning of the period	**293,138,787**	**29.3**	292,778,546	29.3
Issued on exercise of options	**90,385**	**–**	360,241	–
Shares cancelled	**(1,747,603)**	**(0.2)**	–	–
At end of period	**291,481,569**	**29.1**	293,138,787	29.3

In 2007 £0.5 million (2006: £1.1 million) was raised on the exercise of share options including share premium of £0.5 million (2006: £1.1 million).

During the year 1,747,603 shares were bought back and cancelled for a par value of £0.2 million (2006: £nil) with a further 457,935 shares bought back and held to be cancelled.

Share option schemes

Under the terms of the Group's various share option schemes, the following options to subscribe for ordinary shares were outstanding:

Scheme	Grant dates	Number of shares	Exercise prices	Exercise dates
Executive approved	1997-1999	73,356	426-620p	May 2000-Dec 2009
Executive unapproved	1996-1999	188,605	353-620p	Jan 1999-Dec 2009
TM Exec approved	2000-2003	377,568	396-544p	May 2003-Aug 2013
TM Exec unapproved	2000-2003	3,121,120	396-544p	May 2003-Aug 2013
Savings-related	2006	2,043,628	453p	Jun 2009-Dec 2009

An employee benefit trust administered by the trustee Walbrook Trustees (Guernsey) Limited holds shares of the Company for subsequent transfer to employees under a restricted share plan. At 30 December 2007 the trust held 90,855 shares (2006: 90,855 shares), with a carrying value of £445,523 (2006: £445,523) and a market value of £316,630 (2006: £426,564) in the Company of which nil (2006: nil) had options granted over them under the restricted share plan. Dividends on the shares are payable at an amount of 0.01 pence per share.

Long-Term Incentive Plan and Deferred Share Award Plan

The Long-Term Incentive Plan (LTIP) was approved by shareholders at the AGM on 6 May 2004 and an employee benefit trust was established in Jersey and is administered by the trustees, Appleby Trust (Jersey) Limited. An amendment to the LTIP rules was approved by shareholders at the AGM on 4 May 2006 and a new plan, The Deferred Share Award Plan (DSAP) was approved. The trust holds shares of the Company for subsequent transfer to employees under the terms of the LTIP as Performance Share awards or Matching Share awards if they vest on 11 April 2008, 30 May 2009 and 5 April 2010 and under the terms of the DSAP as Deferred Share awards if they vest on 30 May 2009 and 5 April 2010. The exercise price of the granted awards is £1 for each block of awards granted.

As at 30 December 2007 the trust held 1,770,796 shares (31 December 2006: 1,770,796 shares) with a carrying value of £11,900,000 (2006: £11,900,000) and a market value of £6,171,224 (2006: £8,313,887). As part of the LTIP rules, the trust held at 30 December 2007 53,023 deposited shares (31 December 2006: 143,467) on behalf of employees and to which they are beneficially entitled. In addition the trust holds 169,294 shares and cash to purchase future shares of £340,847 which were transferred to the trustee from a previous trustee. The costs associated with the trust are included in the profit and loss account as they accrue.

The lowest closing price of the shares during the year was 331.3 pence (2006: 426.5 pence) and the highest closing price was 574.5 pence (2006: 632.5 pence). The closing share price as at 28 December 2007 was 351.5 pence (29 December 2006: 469.5 pence).

Shares held by the trust have been excluded from the weighted average number of shares used in the calculation of earnings per share.

33 SHARE PREMIUM ACCOUNT

	2007 £m	2006 £m
Opening balance	**1,120.0**	1,118.9
Premium on ordinary shares allotted in the year	**0.5**	1.1
Closing balance	**1,120.5**	1,120.0

34 OPERATING LEASE COMMITMENTS

Total commitments under non-cancellable operating leases expiring:

	Vehicles, plant and equipment 2007 £m	Property 2007 £m	Vehicles, plant and equipment 2006 £m	Property* 2006 £m
Within one year	**1.8**	**11.4**	2.8	13.0
Later than one and less than five years	**4.8**	**39.9**	6.8	40.0
After five years	**–**	**45.0**	–	53.0
	6.6	**96.3**	9.6	106.0

*The comparatives have been amended to correct a prior-period error.

Total contracted with tenants under non-cancellable operating leases expiring:

	Property 2007 £m	Property 2006 £m
Within one year	**4.1**	2.4
Later than one and less than five years	**13.0**	8.6
After five years	**10.9**	13.0
	28.0	24.0

35 SHARE-BASED PAYMENTS

Executive share option schemes

The Company operates an existing share option scheme under which executive directors and senior management are granted options. However, following the introduction of the Long-Term Incentive Plan in 2004 no further options have been granted under this scheme. The Group has applied the requirements of IFRS 2, 'Share-based payments'. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that had not vested as of 3 January 2005.

Options are exercisable between three and 10 years from the date of grant subject to the continued employment of the participant and achievement of earnings per share performance. In addition, 50% of each grant of an option to each individual is subject to a total shareholder return comparison against the FTSE Mid-250 index of companies on the date of grant. The other 50% is subject to a comparison of total shareholder return with a group of about 20 other media companies. No vesting of options will take place unless the Company's ranking is at least median.

Movements in share options granted pre 7 November 2002 are as follows:

	Options granted pre 7 November 2002	
	2007	2006
Options outstanding at start of period	**2,924,463**	3,026,587
Exercised during the year	**(95,196)**	(52,635)
Lapsed during the year	**(375,721)**	(49,489)
Options outstanding at end of period	**2,453,546**	2,924,463

The weighted average share price at the date of exercise for share options exercised during the year was 526.2 pence (2006: 513.3 pence)

The weighted average share price at the date of lapse for share options lapsed during the year was 470.0 pence (2006: 513.3 pence).

The options outstanding at 30 December 2007 had a weighted average exercise price of 483.5 pence and a weighted average contractual life of 3 years.

Details of the share options outstanding and the weighted average exercise price of options granted post 7 November 2002 are as follows:

	Number of options	Exercise price
Granted post 7 November 2002:		
– 28 February 2003	505,689	395.5p
– 7 August 2003	801,414	488.6p

Movements in share options granted post 7 November 2002 during the period are as follows:

	Options granted 28 February 2003		Options granted 7 August 2003	
	2007	2006	**2007**	2006
Options outstanding at start of period	**505,689**	505,689	**958,845**	1,049,045
Exercised during the year	**–**	–	**–**	(27,629)
Lapsed during the year	**–**	–	**(157,431)**	(62,571)
Options outstanding at end of period	**505,689**	505,689	**801,414**	958,845

The weighted average share price at the date of lapse for share options lapsed during the year was 473.2 pence (2006: 573.0 pence). There were no share options exercised during the year (weighted average share price at date of exercise during 2006: 515.0 pence).

The options outstanding at 30 December 2007 had a weighted average exercise price of 452.6 pence and a weighted average contractual life of 5 years.

The estimated fair values of the options awarded at the date of grant are as follows:

	£
28 February 2003	375,145
7 August 2003	1,456,667

35 SHARE-BASED PAYMENTS (CONTINUED)

These fair values were calculated using a stochastic (Monte-Carlo binomial) model at the date of grant. The inputs to the model were as follows:

	Options granted 28 February 2003	Options granted 7 August 2003
Expected volatility (%)	27.0	28.0
Expected life (years)	6.0	6.0
Expected dividend yield (%)	4.4	3.6
Risk-free rate (%)	3.9	4.2

Expected volatility was determined by calculating the historical volatility of the Company's share price over a period prior to grant that is commensurate with the length of the expected life of the option. The expected life of the options used in the model is a weighted average driven by simulated share price movements in the model.

Long-Term Incentive Plan and Deferred Share Award Plan

Under these schemes, the Remuneration Committee can recommend the grant of awards of shares to an eligible employee. Awards could take the form of either Performance Shares, Matching Shares or Deferred Shares. Full details of how the scheme operates are explained on page 43 of the Remuneration Report.

The vesting period is three years and is subject to continued employment of the participant. The vesting of Performance Shares granted in 2004 and 2005 is conditional upon the achievement of two performance conditions. Up to 50% of an award can vest provided that earnings per share growth exceeds a range of targets above inflation. The remaining 50% vests if targets measuring the Company's total shareholder return against the performance of a comparator group of companies are met. The Performance Shares granted in 2006 and 2007 vest if targets measuring the Company's total shareholder return against the performance of a comparator group of companies are met. The Matching Shares granted in 2004 and 2005 vest provided that earnings per share growth exceeds a range of targets above inflation. The Deferred Shares have no performance conditions.

The movement in the number of Performance, Matching and Deferred awards during the period was:

	2007 Deferred	**2007 Performance**	**2007 Matching**	2006 Deferred	2006 Performance	2006 Matching
Awards outstanding at start of period	**204,315**	**1,901,167**	**467,416**	–	1,367,841	567,222
Granted during the period	**343,196**	**745,552**	**–**	206,369	757,971	–
Lapsed during the period	**(804)**	**(561,421)**	**(288,326)**	(2,054)	(224,645)	(99,806)
Awards outstanding at end of period	**546,707**	**2,085,298**	**179,090**	204,315	1,901,167	467,416

The share price at the date of grant for both Deferred and Performance awards was 539.0 pence (2006: 505.0 pence). The weighted average share price at the date of lapse for awards lapsed during the year was 571.0 pence (2006: 513.3 pence).

The estimated fair values of the shares awarded at the date of grant are as follows:

	Awarded in 2007 £	Awarded in 2006 £	Awarded in 2005 £
Performance Shares	**1,788,000**	1,118,187	3,494,901
Matching Shares	**–**	–	1,469,266
Deferred Shares	**1,850,000**	1,033,369	–

The fair values for the Performance Shares and Matching Shares were calculated using a stochastic (Monte-Carlo binominal) model and for the Deferred Shares a modified Black-Scholes calculation at the date of grant. The inputs to the model were as follows:

	Performance Award 2007	**Deferred Award 2007**	Performance Award 2006	Deferred Award 2006	Performance Award 2005	Matching Award 2005	Performance Award 2004	Matching Award 2004
Expected volatility (%)	**18.8**	**–**	19.3	–	22.6	–	26.0	–
Expected life (years)	**3.0**	**3.0**	3.0	3.0	3.0	3.0	3.0	3.0
Expected dividend yield (%)	**4.1**	**–**	4.3	–	2.9	2.9	3.0	3.0
Risk-free rate (%)	**5.4**	**–**	4.7	–	4.6	–	5.1	–

Expected volatility has been determined by calculating the historical volatility of the Company's share price over the three-year period prior to grant. The exercise price used in the model is £nil as the exercise price of the granted awards is £1 for each block of awards granted.

35 SHARE-BASED PAYMENTS (CONTINUED)

Savings-Related Share Option Scheme

In 2006, options were granted over 2,917,754 shares at a subscription price of 453.3 pence per share under the terms of the Savings-Related Share Option Scheme. The estimated fair value of the options was £3,706,597. The fair values were calculated using a modified Black-Scholes calculation at the date of grant. The inputs to the model were: expected volatility 20.3%, expected life 3.25 years, expected dividend yield 3.9%, and risk free rate 4.4%. Expected volatility has been determined by calculating the historical volatility of the Company's share price over the three-year period prior to grant.

The movement in the number of shares under option during the period was:

	2007	2006
Options outstanding at start of period	**2,718,163**	–
Granted during the period	**–**	2,917,754
Exercised during the period	**(7,896)**	(1,101)
Lapsed during the period	**(473,615)**	(198,490)
Awards outstanding at end of period	**2,236,652**	2,718,163

The weighted average share price for the options lapsed during the year was 455.9 pence (2006: 476.4 pence). The weighted average share price for the options exercised during the year was 493.9 pence (2006: 488.1 pence).

The Group recognised a charge of £2.9 million (2006: credit of £1.8 million) related to share-based payments during the period. In 2006, the credit of £1.8 million represents a charge of £2.4 million in respect of the awards made in 2006 and a release of £4.2 million in respect of awards made in 2004 and 2005 due to adjustment for non-market-based factors.

36 RETIREMENT BENEFIT SCHEMES

Defined benefit pension schemes

The Group operates 10 defined benefit pension schemes for certain employees which were closed to new employees with effect from 1 January 2003. All new employees are entitled to participate in a defined contribution plan, the Trinity Mirror Pension Plan.

Following the disposals completed in 2007, agreement was reached with the Trustees to make payments totalling £107.5 million into the final salary pension schemes in addition to the deficit payments already made in the period. On 20 December 2007, £37.5 million and on 24 December 2007 a further £16.2 million was paid into the schemes with the balance of £53.8 million paid on 4 January 2008.

Two of the schemes, namely the Mirror Group Pension Scheme (the 'Old Scheme') and the MGN Past Service Pension Scheme (the 'Past Service Scheme') cover the liabilities in respect of service up to 13 February 1992, the date when the Old Scheme was closed. The Past Service Scheme was established to meet the liabilities for service up to 13 February 1992 for employees and former employees, who worked regularly on the production and distribution of Mirror Group's newspapers, which are not satisfied by payments from the Old Scheme and the Maxwell Communications Pension Plan or by the State.

These schemes have formal actuarial valuations carried out regularly. The actuarial methods and assumptions used to calculate their assets and liabilities vary according to actuarial and funding policies adjusted by the Trustees. The last formal valuation was carried out as at 31 December 2004 and showed that they have insufficient assets to meet their liabilities for members' benefits. During 2007, £34.0 million was paid into the Past Service Scheme (2006: £12.5 million). As part of the payment on 4 January 2008, a further £21.5 million was paid into the scheme. For 2008, agreement has been reached with the Trustees to pay a further £9.5 million into the scheme. The next full actuarial valuation of the scheme is currently being prepared.

Formal valuations of the other eight final salary schemes are carried out regularly, with the actuarial methods and assumptions used to calculate each scheme's assets and liabilities varying according to the actuarial and funding policies adopted by their respective Trustees.

The most significant of the schemes are the Trinity Retirement Benefit Scheme (the 'Trinity Scheme'), Midland Independent Newspapers Pension Scheme (the 'MIN Scheme') and the MGN Pension Scheme (the 'MGN Scheme'), which together with the Old Scheme and the Past Service Scheme represent over 97% of the aggregate market value. The last formal valuation of these schemes was undertaken on 30 June 2006 for the Trinity Scheme, 31 March 2004 for the MIN Scheme and 31 December 2004 for the MGN Scheme. These valuations showed deficits of £23.3 million, £30.8 million and £55.9 million respectively. All of the schemes are being funded in accordance with the recommendations of the respective actuaries. Deficit payments during 2007 were £8.5 million (2006: £2.5 million), £13.5 million (2006: £4.5 million) and £23.0 million (2006: £7.0 million) respectively. As part of the payment on 4 January 2008, £3.5 million, £9.0 million and £16.0 million respectively was paid into these schemes. For 2008, agreement has been reached with the Trustees to pay £2.2 million, £2.5 million and £4.0 million respectively into these schemes. In addition during 2007, section 75 payments were made into the MIN Scheme and MGN Scheme of £2.2 million and £1.0 million respectively.

The employer's contribution rate to the Trinity Scheme remained at 14% during the period and it has been agreed with the Trustees that this will increase to 15% in 2008. The employer's contribution rate to the MIN Scheme remained at 15% during the period. The employer's contribution rate to the MGN Scheme remained at 12% during the period. The next full actuarial valuations for the MIN Scheme and the MGN Schemes are currently being prepared.

Valuations have been performed in accordance with the requirements of IAS 19 with scheme liabilities calculated using a consistent projected unit valuation method and compared to the market value of the schemes' assets at 30 December 2007.

36 RETIREMENT BENEFIT SCHEMES (CONTINUED)

Based on actuarial advice, the financial assumptions used in calculating the schemes' liabilities, the actuarial value of scheme liabilities and the actual return on scheme assets under IAS 19 are:

Principal annual actuarial assumptions used:

	2007 %	2006 %
Discount rate	**5.80**	5.10
Inflation rate	**3.30**	3.00
Expected return on scheme assets	**4.50-7.10**	4.40-7.30
Expected rate of salary increases	**4.35**	4.00
Pension increases:		
Pre 6 April 1997 pensions	**3.00-5.00**	3.00-5.00
Post 6 April 1997 pensions	**3.30-3.80**	3.00-3.50
In deferment	**3.30**	3.00

	2007 £m	2006 £m
Actuarial value of scheme liabilities	**1,538.5**	1,511.0
Actual return on scheme assets	**81.7**	97.1

Post-retirement mortality tables and future life expectancies at age 65

	Future life expectancy (years) for a pensioner currently aged 65		Future life expectancy (years) at age 65 for a non-pensioner currently aged 55	
	Male	Female	Male	Female
At 31 December 2006	18.6	21.3	19.6	22.4
At 30 December 2007	**20.1**	**23.0**	**21.6**	**24.4**

The amount included in the balance sheet arising from the Group's obligations in respect of its defined benefit pension schemes is as follows:

	2007 £m	2006 £m	2005 £m	2004 £m
Net scheme liabilities:				
Present value of defined benefit obligations	**(1,538.5)**	(1,511.0)	(1,535.5)	(1,371.6)
Fair value of schemes' assets	**1,458.9**	1,322.9	1,233.0	1,049.7
Effect of asset ceiling	**(45.2)**	(24.9)	(3.1)	–
	(124.8)	(213.0)	(305.6)	(321.9)
This amount is presented as follows:				
Current liabilities	**–**	–	–	–
Non-current liabilities	**(124.8)**	(213.0)	(305.6)	(321.9)
	(124.8)	(213.0)	(305.6)	(321.9)
Movement not recognised in income statement:				
Effect of changes in actuarial assumptions on schemes' liabilities	**12.9**	68.1	(145.0)	6.4
Experience adjustments on schemes' liabilities	**9.1**	0.9	38.9	5.0
Experience adjustments on schemes' assets	**(6.0)**	15.5	106.8	24.2
Effect of asset ceiling	**(20.3)**	(21.8)	(3.1)	–
Total included in statement of recognised income and expense	**(4.3)**	62.7	(2.4)	35.6

The cumulative amount of actuarial gains and losses recognised in the statement of recognised income and expense since adoption of IFRSs is £91.6 million (2006: £95.9 million).

36 RETIREMENT BENEFIT SCHEMES (CONTINUED)

Pension plan assets include no direct investments in the Company's ordinary shares nor any property assets occupied on other assets used by the Group for 2007 and 2006.

The contributions made during the period totalled £104.8 million (2006: £51.2 million). The Group expects to contribute approximately £95 million (including £53.8 million special contribution) to its defined benefit pension schemes in 2008.

The future contribution rates for the Group's most significant schemes range from 12.0% to 20.0% of pensionable salaries. Under the projected unit method of valuing scheme liabilities, the cost of the Group's closed schemes will increase as the schemes' membership status matures.

	2007 £m	2006 £m
Amounts recognised in the income statement:		
Current service cost	**27.0**	30.4
Past service cost	**0.8**	0.8
Total included in staff costs	**27.8**	31.2
Expected return on scheme assets	**(87.7)**	(81.6)
Interest cost on pension schemes' liabilities	**75.4**	71.7
Net finance credit	**(12.3)**	(9.9)
Total included in the income statement	**15.5**	21.3

	2007 £m	2006 £m
Changes in the fair value of scheme assets are as follows:		
Opening fair value of scheme assets	**1,322.9**	1,233.0
Expected return	**87.7**	81.6
Actuarial (losses)/gains	**(6.0)**	15.5
Contributions by employer	**104.8**	51.2
Employee contributions	**7.3**	8.1
Other	**3.2**	–
Benefits paid	**(61.0)**	(66.5)
Closing fair value of scheme assets	**1,458.9**	1,322.9

	2007 £m	2006 £m
Changes in the present value of scheme liabilities are as follows:		
Opening present value of scheme liabilities	**1,511.0**	1,535.5
Current service cost	**27.0**	30.4
Past service cost	**0.8**	0.8
Interest cost	**75.4**	71.7
Actuarial gains	**(22.0)**	(69.0)
Employee contributions	**7.3**	8.1
Benefits paid	**(61.0)**	(66.5)
Closing present value of scheme liabilities	**1,538.5**	1,511.0

36 RETIREMENT BENEFIT SCHEMES (CONTINUED)

	2007 £m	2006 £m
The fair value of scheme assets at the balance sheet date is analysed as follows:		
UK equities	**414.1**	419.6
US equities	**123.6**	112.5
Other overseas equities	**271.7**	254.6
Property	**0.4**	0.4
Corporate bonds	**244.9**	234.9
Fixed interest gilts	**92.9**	79.2
Index-linked gilts	**111.3**	108.3
Cash	**200.0**	113.4
Closing fair value of scheme assets	**1,458.9**	1,322.9

	2007 %	2006 %
The expected nominal rates of return on plan assets at the balance sheet date are analysed as follows:		
Equities	**7.90**	8.00
Property	**6.50**	6.00
Corporate bonds	**5.80**	5.10
Fixed interest gilts	**4.60**	4.50
Index-linked gilts	**4.50**	4.40
Cash	**4.35**	4.00

For each scheme the expected return on assets has been derived as the weighted average of the expected returns from each of the main asset classes. The expected return for each asset class reflects a combination of historical performance analysis, the forward looking views of the financial markets (as suggested by the yields available) and the views of investment organisations.

Defined contribution pension schemes

The Group operates two defined contribution retirement benefit schemes for qualifying employees, one of which is closed to new members. The assets of the schemes are held separately from those of the Group in funds under the control of trustees.

The total cost charged to income of £1.1 million (2006: £1.0 million) represents contributions payable to these schemes by the Group at rates specified in the scheme rules. As at 30 December 2007, contributions of £nil (31 December 2006: £nil) due in respect of the reporting period had not been paid over to the schemes.

	2007 £m	2006 £m
Amounts recognised in the income statement:		
Current service cost	**1.1**	1.0

37 FINANCIAL INSTRUMENTS

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximising the return to shareholders through an optimal balance of debt and equity. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 28, cash and cash equivalents and equity attributable to equity holders of the parent, comprising share capital and reserves as disclosed in note 31.

Gearing ratio

The Board reviews the capital structure, including the level of gearing and interest cover, as required. As part of this review, the Board considers the cost of capital and the risks associated with each class of capital. The Group's net debt to EBITDA ratio is 1.1 at the year end and is expected to increase during 2008 as a result of the share buy-back. The Group's interest cover for 2007 was 5.9 and the minimum cover permitted under the Group's financing facilities is 3.25.

The gearing ratio and interest cover at the reporting date were as follows:

	2007 £m	2006 £m
Debt	**460.1**	473.7
Cash and cash equivalents	**(211.6)**	(32.8)
Net debt	**248.5**	440.9
EBITDA	**235.1**	259.6
Net debt to EBITDA	**1.1**	1.7
Operating profit	**208.9**	217.8
Interest	**35.4**	31.8
Interest cover	**5.9**	6.8

Debt is defined as long- and short-term borrowings. EBITDA includes continuing and discontinued operations and is stated after non-recurring items, with the exception of the impairment of intangible assets. Operating profit includes continuing and discontinued operations before non-recurring items and amortisation.

Externally imposed capital requirement

The Group is subject to externally imposed capital requirements based on net worth covenants under the US dollar and sterling private placement loan notes and the £269 million syndicated bank facility.

Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 3.

Categories of financial instruments

The Group's significant financial assets are cash, trade and other receivables which are classified as loans and receivables and are accordingly held at amortised cost.

The Group's derivative financial instruments are classified as fair value through profit or loss. Trade and other payables, bank overdrafts and loan notes are all designated as other financial liabilities and held at amortised cost.

Financial risk management objectives

The Group's Treasury function provides services to the business, co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Group through regular meetings with the Group Finance Director analysing exposures by degree and magnitude of risk. These risks include market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.

The Group seeks to minimise the effects of these risks by using derivative financial instruments where appropriate to hedge these exposures. The use of financial derivatives is governed by policies approved by the Board, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed by the internal auditors on a continuous basis. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The corporate Treasury function provides a monthly report to the Board covering compliance with covenants and other treasury-related matters.

37 FINANCIAL INSTRUMENTS (CONTINUED)

Market risk

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group has entered into specific derivative financial instruments to manage its exposure to interest rate and foreign currency risk in respect of its private placements as set out in note 29.

Foreign currency risk management

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts where appropriate.

The carrying amounts of the Group's foreign currency-denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets	
	2007 £m	2006 £m	**2007 £m**	2006 £m
Euro	**–**	–	**3.8**	3.1
US dollar	**309.3**	314.3	**342.1**	341.7

Foreign currency sensitivity analysis

The Group is mainly exposed to the Euro and US dollar.

The Euro exposure arises on sales of newspapers in Europe. The Euro sales represent less than 2% of Group income. The Euros are kept on deposit and used to fund Euro costs. When Euros on deposit build to a target balance they are converted into sterling. The Group does not hedge the Euro income or deposits because the risk of foreign exchange movements is not deemed to be significant.

The US dollar exposure arises on the Group's US private placement debt which is mainly US dollar denominated and fixed interest. At the time of the private placement issue the Group entered into cross-currency interest rate swaps to change the US dollar principal and US dollar fixed interest profile of the debt to sterling principal and sterling floating interest. The timing of the swaps exactly match every private placement interest and principle payment due. As a result the Group is not subject to any US dollar foreign exchange exposure on its private placement and matching swaps. The Group's balance sheet shows the US private placement converted to sterling at the balance sheet date currency rate. The matching swaps are carried at fair value which represents the value of the fixed to floating swap, the currency element of the interest payments due and the currency element of the principle payments. The difference between the valuation approaches gives rise to a charge or credit to the income statement.

The following tables detail the Group's sensitivity to a 10% increase and decrease in the sterling rate against the Euro and US dollar in both years. A 10% movement in exchange rates based on the level of foreign currency denominated monetary assets and liabilities, represents management's assessment of a reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items including external loans.

	Euro currency impact		US dollar currency impact	
10% strengthening of sterling	**2007 £m**	2006 £m	**2007 £m**	2006 £m
Increase/(decrease) in profit	**(1.3)**	(1.3)	**–**	–
Increase/(decrease) in equity	**–**	–	**–**	–

	Euro currency impact		US dollar currency impact	
10% weakening of sterling	**2007 £m**	2006 £m	**2007 £m**	2006 £m
Increase/(decrease) in profit	**1.6**	1.6	**–**	–
Increase/(decrease) in equity	**–**	–	**–**	–

Forward foreign exchange contracts

It is the policy of the Group to enter into forward foreign exchange contracts only to cover specific foreign currency payments such as significant capital expenditure. During the current and prior period no contracts were entered into.

Interest rate risk management

The Group is exposed to interest rate risk as it borrows funds at both fixed and floating interest rates. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings, by the use of interest rate swap contracts and forward interest rate contracts. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite, ensuring optimal hedging strategies are applied, by either positioning the balance sheet or protecting interest expense through interest rate cycles.

The Group's exposures to interest rates on the financial assets and liabilities are detailed in the liquidity risk management section of this note.

37 FINANCIAL INSTRUMENTS (CONTINUED)

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the reporting date. For floating rate liabilities, the analysis is prepared using the Group's monthly cash forecasting model. A 2% increase in interest rates has been used and represents management's assessment of a reasonably possible change.

If interest rates had been 2% higher/lower and all other variables were held constant, the Group's profit for the year ended 30 December 2007 would decrease/increase by £4.6 million (2006: decrease/increase by £5.8 million). This is mainly attributable to the Group's exposure to interest rates on its variable rate borrowings.

The Group's sensitivity to interest rates is unchanged from the prior period.

Interest rate swap contracts

Under interest rate swap contracts, the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt held and the cash flow exposures on the issued variable rate debt held. The fair value of the interest rate swaps at the reporting date is determined by discounting the future cash flows using yield curves at the reporting date and the credit risk inherent in the contract, and is disclosed below. The Group entered into one contract in the period (2006: none) which was settled by the balance sheet date. There were no outstanding balances at the end of the period.

Other price risks

The Group has no equity investments and is not directly exposed to equity price risk. The Group does not actively trade these investments. The Group has indirect exposure through its defined benefit pension schemes.

Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties. The Group only transacts with financial institutions that are rated the equivalent to investment grade and above. This information is supplied by independent rating agencies where available and, if not, the Group uses other publicly available financial information and its own trading records to rate its major customers. The Group's exposure and credit ratings of its counterparties are reviewed by the Board at appropriate times and the aggregate value of transactions concluded is spread amongst approved counterparties.

Trade receivables consist of a large number of customers and spread across diverse sectors. Ongoing credit evaluation is performed on the financial condition of trade receivables.

The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are connected entities. Concentration of credit risk with one counterparty is limited by reference to the long term credit ratings assigned for that counterparty by Standard and Poor. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The carrying amount of financial assets recorded in the financial statements, which is net of impairment losses, represents the Group's maximum exposure to credit risk.

The table below shows the internal credit limit and amount on deposit with the Group's major counterparties at the reporting date using the Standard and Poor credit-rating symbols:

Counterparty	Location	Rating	**2007** Credit limit £m	**2007** Deposit £m	2006 Credit limit £m	2006 Deposit £m
National Westminster Bank plc	London	AA	**75.0**	**50.7**	75.0	8.5
HSBC Bank plc	London	AA	**75.0**	**50.3**	75.0	–
Lloyds TSB Bank plc	London	AA	**75.0**	**50.0**	75.0	–
Barclays Bank plc	London	AA	**75.0**	**50.0**	75.0	–

The Group has provided a bank guarantee for £9.5 million, to the finance lessor of the Newcastle presses. The guarantee will only be called if the Group defaults on its lease payments. The guarantee reduces the amount available to draw on the Group's £269 million syndicated bank facility.

37 FINANCIAL INSTRUMENTS (CONTINUED)

Liquidity risk management

Liquidity risk results from having insufficient financial resources to meet day-to-day fluctuations in working capital and cashflow. Ultimate responsibility for liquidity risk management rests with the Board. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. Included in note 28 is a description of additional undrawn facilities that the Group has at its disposal to further reduce liquidity risk.

Liquidity risk and interest risk tables

The following tables detail the Group's remaining contractual maturity for its non-derivative financial liabilities. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group could be required to pay. The table includes both interest and principal cash flows. Where the amount payable or receivable is not fixed, the amount is disclosed has been determined by reference to the projected interest and foreign currency rates as illustrated by the yield curves existing at the reporting date.

	Less than 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m
2007						
Non-derivative instruments						
Sterling variable interest rate	**9.4**	**2.3**	**2.7**	**3.1**	**–**	**–**
Sterling fixed interest rate	**2.0**	**2.0**	**2.1**	**18.1**	**0.7**	**12.0**
Non-sterling fixed interest rate	**63.1**	**19.5**	**19.8**	**120.7**	**65.0**	**143.4**
Derivative instruments						
Financial assets	**(63.1)**	**(19.5)**	**(19.8)**	**(120.7)**	**(65.0)**	**(143.4)**
Financial liabilities	**85.8**	**26.7**	**24.9**	**154.0**	**82.8**	**184.4**
2006						
Non-derivative instruments						
Sterling variable interest rate	45.7	8.4	2.3	2.7	3.1	–
Sterling fixed interest rate	2.0	2.0	2.0	2.1	17.9	12.9
Non-sterling fixed interest rate	22.2	63.8	19.6	19.7	119.7	206.2
Derivative instruments						
Financial assets	(22.2)	(63.8)	(19.6)	(19.7)	(119.7)	(206.2)
Financial liabilities	29.6	84.2	25.7	25.6	154.7	268.1

The non-derivative instruments include bank overdrafts, loan notes issued for acquisitions, finance leases and the revolving credit facility. The non-sterling non-derivative liabilities arise on the Group US private placement. The related swaps are shown under derivative instruments.

The swaps are gross settled and each leg of the swap is split into either a financial asset or liability.

The weighted average effective interest rate is set out in note 28.

The Group has access to financial facilities, the total unused amount is £259.5 million at the balance sheet date. The Group expects to meet its other obligations from cash held on deposit, operating cash flows and its committed financing facilities.

Fair value of financial instruments

The fair value of Group's financial liabilities are set out in note 28.

38 RELATED PARTY TRANSACTIONS

The immediate parent and controlling party of the Group is Trinity Mirror plc. Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Transactions with the post-employment benefit schemes are disclosed in note 36. Details of other related party transactions are disclosed below.

Trading transactions
The Group traded with the following associated undertakings and joint ventures: PA Group Limited, fish4 Limited and The Betting Site Limited (up to 1 October 2007 when sold as part of the disposal of the Sports division). This trade generated sales of £0.1 million (2006: £0.1 million) and costs for services provided of £3.0 million (2006: £3.0 million). Financial support of £1.2 million (2006: £0.1 million) was provided during the period. The amounts outstanding at the year-end amounted to £nil (2006: £nil) owed by and £nil (2006: £nil) owed to these parties.

Sales of goods and services to related parties were made at the Group's usual list prices, less average volume discounts. Purchases were made at market prices discounted to reflect volume purchase and the relationship between the parties. Any outstanding amounts will be settled by cash payment.

Compensation of key management personnel
Key management personnel of the Group comprises the non-executive directors and members of the Executive Committee (which includes all of the executive directors) and their remuneration during the period was as follows:

	2007 £m	2006 £m
Short-term employee benefits	**6.1**	5.7
Post-employment benefits	**0.8**	0.8
Share-based payments in the period	**0.9**	0.7
Share-based payments – relating to 2004 and 2005	**–**	(1.1)
	7.8	6.1

The remuneration of directors and other key executives is determined by the Remuneration Committee having regard to competitive market position and performance of individuals. Further information regarding the remuneration of individual directors is provided in the Remuneration Report on pages 42 to 48.

39 ACQUISITIONS OF SUBSIDIARY UNDERTAKINGS

On 4 May 2007, the Group acquired 100% of Totallylegal.com Limited and its subsidiary Totallyfinancial.com Limited for £11.8 million cash plus £0.2 million of transaction costs. On 28 November 2007, the Group acquired 100% of Globespan Media Limited for £0.9 million through the issue of loan notes, a maximum of £5.0 million deferred consideration plus £0.2 million of transaction costs. The results of the acquisitions have been included in the Regionals division in continuing operations.

The net assets acquired and the goodwill arising are as follows:

	Totallylegal.com Limited			Globespan Media Limited		
Net assets acquired	Acquiree's carrying amount before combination £m	Fair value adjustments £m	Fair value £m	Acquiree's carrying amount before combination £m	Fair value adjustments £m	Fair value £m
Fixed assets	–	–	–	0.1	(0.1)	–
Cash and cash equivalents	0.8	–	0.8	0.1	–	0.1
Current assets	0.7	(0.1)	0.6	0.8	–	0.8
Current liabilities	(1.2)	(1.3)	(2.5)	(0.9)	(0.4)	(1.3)
Non-current liabilities	–	(0.9)	(0.9)	(0.3)	(0.9)	(1.2)
	0.3	(2.3)	(2.0)	(0.2)	(1.4)	(1.6)
Intangible assets			3.2			2.6
Goodwill			10.8			3.3
Total consideration			**12.0**			**4.3**

Fair value adjustments reflect the alignment of the acquiree's accounting policies with those of the Group. The goodwill arising on the acquisition is attributed to the anticipated profitability and market share of the acquiree in its new markets and the anticipated synergies with other acquisitions.

Total consideration:	Totallylegal.com Limited £m	Globespan Media Limited £m	Total £m
Satisfied by:			
Cash consideration paid	11.8	–	11.8
Directly attributable acquisition costs	0.2	0.2	0.4
Loan notes	–	0.9	0.9
Total cash payable	12.0	1.1	13.1
Deferred consideration	–	3.2	3.2
Total consideration	**12.0**	**4.3**	**16.3**

Net cash outflow arising on acquisition:	Totallylegal.com Limited £m	Globespan Media Limited £m	Total £m
Consideration paid	(12.0)	(0.2)	(12.2)
Cash and cash equivalents	0.8	0.1	0.9
Net cash outflow	**(11.2)**	**(0.1)**	**(11.3)**

The revenue and operating profit post acquisition of Totallylegal.com Limited amounted to £1.9 million and £0.7 million respectively and that of Globespan Media Limited amounted to £0.2 million and £nil respectively. The revenue and operating profit of the Group would have increased by £2.5 million and £0.8 million respectively if these acquisitions had been made at the beginning of the period.

40 DISPOSAL OF BUSINESSES

On 1 October 2007 the Group disposed of its Sports division and during July and August 2007 the Group disposed of seven sub-regions of its Regionals business in the South. During June and July 2006 the Group disposed of its Magazines and Exhibitions division and on 11 August 2006 the Group disposed of its traditional recruitment consultancy business acquired.

	Sports £m	South £m	2007 Total £m	Magazines and Exhibitions £m	hotgroup Traditional £m	2006 Total £m
Goodwill	–	1.0	1.0	1.6	4.1	5.7
Other intangible assets	42.8	89.3	132.1	–	6.9	6.9
Property, plant and equipment	2.9	2.6	5.5	0.2	0.3	0.5
Trade and other receivables	5.2	2.7	7.9	6.3	4.5	10.8
Cash and cash equivalents	3.9	–	3.9	1.0	0.5	1.5
Long-term provisions	(12.0)	–	(12.0)	–	(2.9)	(2.9)
Obligations under finance leases	(0.1)	–	(0.1)	–	–	–
Trade and other payables	(9.9)	(1.2)	(11.1)	(6.9)	(2.2)	(9.1)
	32.8	94.4	127.2	2.2	11.2	13.4
Profit/(loss) on disposal	126.5	(5.0)	121.5	37.7	(1.8)	35.9
Total consideration	159.3	89.4	248.7	39.9	9.4	49.3
Satisfied by:						
Cash consideration	170.0	92.9	262.9	41.9	10.8	52.7
Cash disposal costs	(13.2)	(3.5)	(16.7)	(1.7)	(1.8)	(3.5)
	156.8	89.4	246.2	40.2	9.0	49.2
Deferred consideration	2.5	–	2.5	0.7	0.4	1.1
Deferred disposal costs	–	–	–	(1.0)	–	(1.0)
Total consideration	159.3	89.4	248.7	39.9	9.4	49.3
Net cash flow arising on disposal:						
Cash consideration	156.8	89.4	246.2	40.2	9.0	49.2
Cash disposed	(3.9)	–	(3.9)	(1.0)	(0.5)	(1.5)
Net cash inflow	152.9	89.4	242.3	39.2	8.5	47.7

Included within cash disposal costs for the Sports division is £10.0 million of donations to charities connected to the horse racing industry following the sale of the Sports division. The deferred consideration relates to working capital adjustments to be settled within six months of the disposal date.

41 RECONCILIATION OF GROUP STATUTORY RESULTS TO ADJUSTED RESULTS

As set out in note 40, the Group has made a number of disposals in 2007 and 2006. The Sports division and Magazines and Exhibitions division have been treated as discontinued operations. The seven sub-regions in the South and the hotgroup traditional recruitment consultancy business are included with continuing operations. For the purpose of the reconciliation below all of the disposals are included in disposed businesses. Retained businesses relate to the activities which the Group continues to own.

52 weeks ended 30 December 2007

	Continuing operations statutory result £m[a]	Sports division £m[b]	Magazines and Exhibitions £m[b]	Non-recurring items £m[c]	Amortisation £m[d]	Finance costs £m[e]	Other £m[f]	Adjusted result £m
Revenue								
– retained businesses	**932.3**	–	–	–	–	–	–	932.3
– disposed businesses	**39.0**	38.5	–	–	–	–	–	77.5
Total	**971.3**	38.5	–	–	–	–	–	1,009.8
Operating profit			–					
– retained businesses	**24.5**	–	–	155.3	6.3	–	–	186.1
– disposed businesses	**4.9**	12.9	–	5.0	–	–	–	22.8
Total	**29.4**	12.9	–	160.3	6.3	–	–	208.9
Profit before tax	**21.0**	12.9	–	160.3	6.3	(9.5)	–	191.0
Profit after tax	**67.8**	9.0	–	88.1	4.5	(6.8)	(30.0)	132.6
	pence	pence	pence	pence	pence	pence	pence	pence
Basic earnings per share	**23.3**	**3.1**	**–**	**30.2**	**1.5**	**(2.3)**	**(10.3)**	**45.5**

52 weeks ended 31 December 2006

	Continuing operations statutory result £m[a]	Sports £m[b]	Magazines and Exhibitions £m[b]	Non-recurring items £m[c]	Amortisation £m[d]	Finance costs £m[e]	Other £m[f]	Adjusted result £m
Revenue								
– retained businesses	917.2	–	–	–	–	–	–	917.2
– disposed businesses	86.3	49.5	20.1	–	–	–	–	155.9
Total	1,003.5	49.5	20.1	–	–	–	–	1,073.1
Operating (loss)/profit								
– retained businesses	(70.4)	–	–	248.0	5.7	–	(3.6)	179.7
– disposed businesses	8.0	15.8	5.8	–	4.9	–	(0.6)	33.9
Total	(62.4)	15.8	5.8	248.0	10.6	–	(4.2)	213.6
(Loss)/profit before tax	(88.9)	15.8	5.8	248.0	10.6	4.9	(4.2)	192.0
(Loss)/profit after tax	(64.1)	10.9	4.0	173.0	7.4	3.4	(2.9)	131.7
	pence	pence	pence	pence	pence	pence	pence	
Basic (loss)/earnings per share	(22.0)	3.7	1.4	59.4	2.5	1.2	(1.0)	45.2

[a] Earnings/(loss) per share on continuing operations excluding impact of discontinued operations (Sports division and Magazines and Exhibitions division).
[b] Sports division and Magazines and Exhibitions division trading result included as discontinued operations on the face of the income statement.
[c] Non-recurring items include the items set out in note 8 and the related tax on these items together with prior period deferred tax adjustment set out in note 11.
[d] Amortisation of intangible assets.
[e] Finance costs relate to the impact on the loan notes of translation into sterling at the prevailing period-end exchange rate and the impact on the derivative financial instruments of being stated at fair value at the period-end date as set out in note 10.
[f] Other in 2007 relates to the impact of the change in the tax rate from 30% to 28% on the opening deferred tax position and in 2006 to the impact of the share-based payments credit for 2004 and 2005.

42 POST-BALANCE SHEET EVENTS

On 4 January 2008, the Group made a payment of £53.8 million into the defined benefit pension schemes as detailed in note 36.

On 15 January 2008, the Group announced the acquisition of The Career Engineer Limited for an initial consideration of £1.9 million and a deferred consideration of up to £0.4 million. The impact on revenues and operating profits is not material and the assets and liabilities acquired are insignificant.

Since the period-end the Group has continued with the £175 million share buy-back programme announced on 19 December 2007. As at 28 February 2008, 21.5 million ordinary shares have been purchased at a cost of £70.1 million.

We have audited the parent company financial statements of Trinity Mirror plc for the 52 weeks ended 30 December 2007 which comprise the balance sheet and the related notes 1 to 16. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Group financial statements of Trinity Mirror plc for the 52 weeks ended 30 December 2007 and on the information in the Directors' Remuneration Report that is described as being audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the Directors' Report is consistent with the parent company financial statements.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 30 December 2007;
- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
28 February 2008

HOLDING COMPANY BALANCE SHEET

at 30 December 2007 (31 December 2006)

	notes	2007 £m	2006 £m
Fixed assets			
Investments	4	**1,947.0**	2,049.7
		1,947.0	2,049.7
Current assets			
Debtors			
– due within one year	5	**878.2**	975.9
– due after more than one year	5	**375.7**	331.6
Deferred tax asset	6	**1.8**	1.7
Cash at bank and in hand		**42.2**	0.1
		1,297.9	1,309.3
Creditors: amounts falling due within one year			
Borrowings	7	**(62.2)**	(0.8)
Other creditors	8	**(1,040.4)**	(1,165.1)
		(1,102.6)	(1,165.9)
Net current assets		**195.3**	143.4
Total assets less current liabilities		**2,142.3**	2,193.1
Creditors: amounts falling due after more than one year			
Borrowings	7	**(382.8)**	(453.7)
Net assets before pension scheme liabilities		**1,759.5**	1,739.4
Pension scheme liabilities	9	**–**	(0.8)
Net assets		**1,759.5**	1,738.6
Equity capital and reserves			
Called-up share capital	10	**29.1**	29.3
Share premium account	11	**1,120.5**	1,120.0
Capital redemption reserve	12	**1.0**	0.8
Profit and loss account	12	**608.9**	588.5
Equity shareholders' funds		**1,759.5**	1,738.6

These financial statements were approved by the Board of directors and authorised for issue on 28 February 2008. They were signed on its behalf by:

Sly Bailey
Chief Executive

Vijay Vaghela
Group Finance Director

Notes 1 to 16 form part of these financial statements.

NOTES TO THE 2007 PARENT COMPANY FINANCIAL STATEMENTS

for the 52 weeks ended 30 December 2007 (52 weeks ended 31 December 2006)

1 ACCOUNTING POLICIES

The separate financial statements of the Company are presented as required by the Companies Act 1985. As permitted by the Act, the separate financial statements have been prepared in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice). The particular accounting policies adopted are described below and have been applied on a consistent basis in the current and preceding period. The Company has taken advantage of the exemption contained in FRS 1, 'Cash Flow Statements' and has not produced a cash flow statement. The Company has also taken advantage of the exemption contained in FRS 8, 'Related Party Disclosures' and has not reported transactions with fellow Group undertakings.

At the date of approval of these separate financial statements, UITF 44, 'FRS 20: Group and treasury share transactions' was in issue but not effective and has not therefore been applied. The directors anticipate that the adoption of UITF 44 in future periods will have no material impact on the separate financial statements.

Basis of accounting
These financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards of the United Kingdom Accounting Standards Board and pronouncements of the Urgent Issues Task Force.

Income from shares in Group undertakings
These amounts represent dividends from investments. The dividends are recognised in the period in which the dividend is declared.

Fixed asset investments
Fixed asset investments are stated at cost less provision for any impairment.

Deferred taxation
Deferred taxation is provided in full at the anticipated tax rates on timing differences arising from the different treatment of items for accounting and taxation purposes. No provision is made for deferred tax on investment revaluations. A deferred tax asset is regarded as recoverable and therefore recognised only when it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. The Company has elected not to discount the deferred tax assets and liabilities.

Retirement benefits
The provisions of the amendments to FRS 17, 'Retirement Benefits', issued in December 2006 have been adopted early by the Company. Accordingly, the prior year scheme assets have been restated at the current bid price from the mid-market value, which had no impact on the pension scheme deficit.

Each pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full and presented on the face of the balance sheet. The movement in the scheme surplus or deficit is split between operating and financing items in the profit and loss account.

The full service cost of the pension provision is charged to operating profit. Any difference between the expected return on assets and that actually achieved is reflected in other recognised gains and losses in the period.

Foreign currency
Transactions denominated in foreign currencies are translated at the average rate applicable to the accounting period. Exchange differences are taken through the profit and loss account.

Operating leases
Costs in respect of operating leases are charged on a straight-line basis over the lease term.

Capital instruments
Capital instruments are accounted for in accordance with the principles of FRS 26, 'Financial Instruments: Recognition and Measurement' and are classified as equity share capital, non-equity share capital, minority interest or debt as appropriate.

Financial instruments
Financial instruments are accounted for in accordance with the principles of FRS 26, 'Financial Instruments: Recognition and Measurement'. Any premium or discount associated with the purchase of interest rate and foreign exchange instruments is amortised over the life of the transaction. Interest receipts and payments are accrued to match the net income or cost with the related finance expense. No amounts are recognised in respect of future periods. Gains and losses on early termination or on repayment of borrowings, to the extent that they are not replaced, are taken to the profit and loss account.

Employee share option schemes
Shares held within employee share option schemes are dealt with in the balance sheet as a deduction from equity shareholders' funds in accordance with FRS 20, 'Share-based payments'.

2 PROFIT FOR THE YEAR

As permitted by section 230 of the Companies Act 1985, the Company has elected not to present its own profit and loss account for the year. The Company reported a retained profit for the financial period of £25.2 million (2006 retained profit: £27.0 million). The audit fees relating to the Company are disclosed in note 6 to the Group financial statements.

3 STAFF COSTS

The average number of persons, including directors, employed by and charged to the Company in the year was:

	2007 Number	2006 Number
Administration	**8**	8

A number of employees (not directors) who have contracts of employment with the Company are charged to other Group companies and their staff costs are disclosed in those companies' statutory accounts.

All employees are employed in the United Kingdom.

	2007 £m	2006 £m
Staff costs, including directors' emoluments, incurred during the period were:		
Wages and salaries	**3.4**	3.6
Social security costs	**0.5**	0.4
Share-based payments	**0.5**	0.1
Pension costs	**0.5**	0.5
	4.9	4.6

Disclosure of individual directors' remuneration, share options, long-term incentives schemes, pension contributions and pension entitlements required by the Companies Act 1985 and those specified for audit by the Financial Services Authority are shown in the tables in the Remuneration Report on pages 42 to 48.

4 INVESTMENTS

	Shares in Group undertakings £m	Other investments £m	Total £m
Cost			
At 31 December 2006	2,054.8	0.9	2,055.7
Disposals	(111.1)	(0.9)	(112.0)
Share-based payments debit in subsidiary undertakings	3.3	–	3.3
At 30 December 2007	**1,947.0**	**–**	**1,947.0**
Provisions for impairment			
At 31 December 2006	5.1	0.9	6.0
Disposals	(5.1)	(0.9)	(6.0)
At 30 December 2007	**–**	**–**	**–**
Net book value			
At 31 December 2006	2,049.7	–	2,049.7
At 30 December 2007	**1,947.0**	**–**	**1,947.0**

The principal subsidiary undertakings of the Group are set out in note 15. Disposals relate to the disposal of the Sports division.

5 DEBTORS

	2007 £m	2006 £m
Amounts falling due within one year		
– Amounts owed by subsidiary undertakings	**874.9**	974.9
– Other debtors	**3.3**	1.0
	878.2	975.9
Amounts falling due after more than one year		
– Amounts owed by subsidiary undertakings	**375.7**	331.6

6 DEFERRED TAXATION

	2007 £m	2006 £m
Asset at beginning of period	**1.7**	0.8
Current period tax credit	**0.1**	0.9
Balance at end of year	**1.8**	1.7

	2007 £m	2006 £m
Amounts recognised in the accounts are as follows:		
Share-based payments	**0.1**	(0.6)
Other short-term timing differences	**1.7**	2.3
	1.8	1.7

7 BORROWINGS

	Due within one year 2007 £m	Due after more than one year 2007 £m	Due within one year 2006 £m	Due after more than one year 2006 £m
Bank overdrafts	**–**	**–**	0.8	–
Syndicated unsecured bank loan	**–**	**–**	–	–
Loan notes	**62.2**	**382.8**	–	453.7
	62.2	**382.8**	0.8	453.7

Loan notes

	2007 £m	2006 £m
US$350 million unsecured loan notes	**177.6**	180.4
US$252 million unsecured loan notes	**131.7**	133.9
£22 million unsecured loan notes	**22.0**	22.0
£10 million unsecured loan notes	**10.0**	10.0
Derivative financial instruments	**103.7**	107.4
	445.0	453.7

	2007 £m	2006 £m
Amount due for settlement within 12 months	**62.2**	–
Amount due for settlement after 12 months	**382.8**	453.7
	445.0	453.7

Syndicated unsecured bank loan

No actual drawing (2006: £nil) was outstanding under the bank facility, which is committed until 20 June 2009.

US$350 million and £22 million unsecured loan notes

On 24 October 2001, the Group issued unsecured loan notes totalling US$350 million and £22 million through a private placing in the United States and the UK respectively. The placing consisted of five series with different interest rates and maturities as follows:

US$80 million 6.6% fixed rate Series A notes due 24 October 2008
US$190 million 7.04% fixed rate Series B notes due 24 October 2011
US$80 million 7.19% fixed rate Series C notes due 24 October 2013
£16 million 7.3% fixed rate Series D notes due 24 October 2011
£6 million floating rate Series E notes due 24 October 2008.

All the notes are repayable in full on maturity. Both the interest and capital repayments under US dollar-denominated notes have been swapped into sterling through the use of cross-currency interest rates swaps. At 30 December 2007, £199.6 million (2006: £202.4 million) (net of costs) remains outstanding under these loan notes. The costs of the issue are being written off over the term of the notes.

7 BORROWINGS (CONTINUED)

US$252 million and £10 million unsecured loan notes

On 20 June 2002, the Group issued unsecured loan notes totalling $252 million and £10 million through a private placing in the United States and the UK respectively. The placing consisted of four series with different interest rates and maturities as follows:

US$102 million 7.17% Series A notes due 20 June 2012
US$50 million 7.27% Series B notes due 20 June 2014
US$100 million 7.42% Series C notes due 20 June 2017
£10 million 7.14% Series D notes due 20 June 2014.

All the loan notes are repayable in full on maturity. Both interest and capital payable under the US dollar-denominated loan notes have been swapped into sterling through the use of cross-currency swaps. At 30 December 2007, £141.7 million (2006: £143.9 million) (net of costs) remains outstanding under these loan notes. The costs of the issue are being written off over the term of the notes.

Derivative financial instruments

The details of the Company's derivative financial instruments are the same as those of the Group, and are disclosed in note 29 in the Notes to the Group financial statements.

8 OTHER CREDITORS

	2007 £m	2006 £m
Amounts owed to subsidiary undertakings	**1,023.2**	1,152.4
Corporate taxation	**1.2**	1.2
Other creditors	**5.3**	3.3
Accruals and deferred income	**10.7**	8.2
	1,040.4	1,165.1

9 PENSION SCHEME LIABILITIES

The Company contributes to a number of the Group's defined benefit pension schemes which operate for employees of a number of Trinity Mirror companies and is the sponsoring company for the Trinity Mirror plc Retirement Plan (the 'Scheme'). The Company accounts for this scheme in these financial statements. For the schemes where the Company is not the sponsoring company, the Company is unable to identify its share of the underlying assets and liabilities and under FRS 17 the actual cost of providing pensions to these schemes is charged to the profit and loss account as incurred during the year.

The pension cost charged to the Company's profit and loss account in the period was £0.1 million (2006: £0.2 million).

Based on actuarial advice, the financial assumptions used in calculating the Scheme's liabilities under FRS 17 are:

	Assumptions as at 30 December 2007 %	Assumptions as at 31 December 2006 %	Assumptions as at 1 January 2006 %	Assumptions as at 2 January 2005 %	Assumptions as at 28 December 2003 %
Inflation rate	**3.30**	3.00	2.80	2.75	2.75
Discount rate	**5.80**	5.10	4.75	5.30	5.40
Expected return on scheme assets	**5.80**	5.90	6.00	6.30	6.50
Expected rate of salary increases	**4.35**	4.00	4.10	4.00	4.30
Rate of pension increases in payment: pre 6/04/97 pensions	**3.80**	3.00	2.80	2.75	2.75
Rate of pension increases in payment: post 6/04/97 pensions	**3.80**	3.00	2.80	2.75	2.75
Rate of pension increase in deferment	**3.30**	3.00	2.80	2.75	2.75

	2007 Years	2006 Years
Future life expectancy for a pensioner currently aged 65:		
– male	**20.1**	18.6
– female	**23.0**	21.3
Future life expectancy for a pensioner currently aged 55:		
– male	**21.6**	19.6
– female	**24.4**	22.4

Expected contributions for the 52 weeks ended 28 December 2008 are £0.2 million and deficit payments of £1.1 million.

The amount included in the balance sheet in respect of the Scheme is as follows:

	Total as at 30 December 2007 £m	Total as at 31 December 2006 £m	Total as at 1 January 2006 £m	Total as at 2 January 2005 £m	Total as at 28 December 2003 £m
Fair value of the Scheme's assets	**16.7**	13.6	11.4	9.0	8.5
Actuarial value of the Scheme's liabilities	**(14.5)**	(14.7)	(15.0)	(13.5)	(12.4)
Net surplus/(deficit)	**2.2**	(1.1)	(3.6)	(4.5)	(3.9)
Irrecoverable surplus	**(2.2)**	–	–	–	–
Deferred tax	**–**	0.3	1.1	1.4	1.2
Net liabilities	–	(0.8)	(2.5)	(3.1)	(2.7)

The movement in the (deficit)/surplus during the year is analysed below:

	52 weeks to 30 December 2007 £m	52 weeks to 31 December 2006 £m	52 weeks to 1 January 2006 £m	53 weeks to 2 January 2005 £m
Opening deficit in the scheme	**(1.1)**	(3.6)	(4.5)	(3.9)
Current service cost	**(0.2)**	(0.2)	(0.2)	(0.2)
Past service cost	**–**	–	–	(0.1)
Contributions	**2.8**	1.9	1.5	1.7
Finance charge	**–**	–	(0.1)	(0.1)
Actuarial gains/(losses)	**0.7**	0.8	(0.3)	(1.9)
Closing surplus/(deficit) on the scheme	**2.2**	(1.1)	(3.6)	(4.5)

9 PENSION SCHEME LIABILITIES (CONTINUED)

The market value of assets in the Scheme and the expected rates of return on each class of assets are:

	Expected rate of return at 30 Dec 2007 %	**Market value at 30 Dec 2007 £m**	Expected rate of return at 31 Dec 2006 %	Market value at 31 Dec 2006 £m	Expected rate of return at 1 Jan 2006 %	Market value at 1 Jan 2006 £m	Expected rate of return at 2 Jan 2005 %	Market value at 2 Jan 2005 £m	Expected rate of return at 28 Dec 2003 %	Market value at 28 Dec 2003 £m
UK equities	**7.90**	**4.40**	8.00	4.20	8.25	3.60	8.50	2.90	8.50	2.90
US equities	**7.90**	**–**	8.00	–	8.25	–	8.50	–	8.50	–
Other overseas equities	**7.90**	**1.80**	8.00	1.60	8.25	1.60	8.50	1.30	8.50	1.20
Property	**6.50**	**–**	6.00	–	5.90	–	6.20	–	6.40	–
Corporate bonds	**5.80**	**0.50**	5.10	0.50	4.75	0.50	5.30	0.40	5.30	0.40
Fixed-interest gilts	**4.60**	**4.90**	4.50	2.40	4.10	1.90	4.50	–	4.80	–
Index-linked gilts	**4.50**	**3.80**	4.40	3.50	4.00	3.40	4.50	3.30	4.80	3.30
Cash	**4.35**	**1.30**	4.00	1.40	3.80	0.40	3.80	1.10	4.30	0.70
		16.70		13.60		11.40		9.00		8.50

The movement in the assets during the year is analysed below:

	30 December 2007 £m	31 December 2006 £m	1 January 2006 £m	2 January 2005 £m
Fair value of Scheme assets at beginning of the period	**13.6**	11.4	9.0	8.5
Expected rate of return on Scheme assets	**0.8**	0.7	0.6	0.6
Actuarial gain on Scheme assets	**0.2**	0.4	0.6	–
Employer contributions	**2.8**	1.8	1.6	1.7
Benefits paid	**(0.7)**	(0.7)	(0.4)	(1.8)
Fair value of Scheme assets at end of the period	**16.7**	13.6	11.4	9.0

The profit and loss reserve is analysed below:

	As at 30 Dec 2007 £m	As at 31 Dec 2006 £m	As at 1 Jan 2006 £m	As at 2 Jan 2005 £m	As at 28 Dec 2003 £m
Profit and loss reserve excluding pension reserve	**608.9**	589.3	565.6	205.1	243.2
Pension reserve	**-**	(0.8)	(2.5)	(3.1)	(2.7)
Profit and loss reserve	**608.9**	588.5	563.1	202.0	240.5

10 CALLED-UP SHARE CAPITAL

The details of the Company's share capital are the same as those of the Group, and are disclosed in note 32 in the Notes to the Group financial statements. Dividends are disclosed in note 13 to the Notes to the Group financial statements.

11 SHARE PREMIUM ACCOUNT

The details of the Company's share premium account are the same as those of the Group, and are disclosed in note 33 in the Notes to the Group financial statements.

12 OTHER RESERVES

	Capital redemption reserve £m	Profit and loss account £m
At 31 December 2006	(0.8)	588.5
Transfer of retained profit for the period after dividends	–	25.2
Other net recognised gains and losses in the period	–	(1.2)
Buy-back shares cancelled	(0.2)	(5.9)
Buy-back shares to be cancelled	–	(1.6)
Share-based payments credit	–	3.9
At 30 December 2007	**1.0**	**608.9**

The capital redemption reserve was created when the Company embarked on the share buy-back programme in 2005 and represents the nominal value of the shares purchased and subsequently cancelled under the requirements of the Companies Act 1985. The Company embarked on a further share buy-back programme in 2007.

13 OPERATING LEASE COMMITMENTS

During the year an operating lease was transferred to the Company from a subsidiary undertaking.

The Company has annual commitments under non-cancellable operating leases in respect of land and buildings as follows:

	2007 £m	2006 £m
On operating leases which expire:		
After five years	**7.8**	–

The Company had contracted with tenants for the following future minimum lease payments:

	2007 £m	2006 £m
On operating leases which expire:		
In second to fifth years	**0.2**	–
After five years	**3.0**	–
	3.2	–

14 CONTINGENT LIABILITIES

The Company has undertaken to provide financial support as required by, and has guaranteed the borrowings of, a number of its subsidiaries. At 30 December 2007 the amount guaranteed was £11.9 million (31 December 2006: £19.2 million).

15 PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries, all of whom are incorporated in the United Kingdom, at 30 December 2007 are as follows:

Name of entity	Principal activity	Proportion of ordinary shares held %
Subsidiaries		
MGL 2 Limited	Holding company	100.00*
Trinity Mirror Regionals plc	Holding company	100.00*
Trinity Mirror Digital Limited	Holding company	100.00*
MGN Limited	Newspaper publishing	100.00
Scottish Daily Record and Sunday Mail Limited	Newspaper publishing	100.00
Gazette Media Company Limited	Newspaper publishing	100.00
Trinity Mirror Southern Limited	Newspaper publishing	100.00
Media Wales Limited (formerly Western Mail & Echo Limited)	Newspaper publishing	100.00
Trinity Mirror North West & North Wales Limited	Newspaper publishing	100.00
Trinity Mirror Cheshire Limited	Newspaper publishing	100.00
Trinity Mirror Merseyside Limited	Newspaper publishing	100.00
Trinity Mirror North Wales Limited	Newspaper publishing	100.00
Trinity Mirror Huddersfield Limited	Newspaper publishing	100.00
Midland Newspapers Limited	Newspaper publishing	100.00
NCJ Media Limited (formerly Newcastle Chronicle & Journal Limited)	Newspaper publishing	100.00
Scottish and Universal Newspapers Limited	Newspaper publishing	100.00
AMRA Limited	National advertising sales house	100.00
Trinity Mirror Printing Limited	Contract printers	100.00
Trinity Mirror Printing (Blantyre) Limited	Contract printers	100.00
Trinity Mirror Printing (Cardiff) Limited	Contract printers	100.00
Trinity Mirror Printing (Liverpool) Limited	Contract printers	100.00
Trinity Mirror Printing (Midlands) Limited	Contract printers	100.00
Trinity Mirror Printing (Newcastle) Limited	Contract printers	100.00
Trinity Mirror Printing (Oldham) Limited	Contract printers	100.00
Trinity Mirror Printing (Saltire) Limited	Contract printers	100.00
Trinity Mirror Printing (Teesside) Limited	Contract printers	100.00
Trinity Mirror Printing (Watford) Limited	Contract printers	100.00
the hotgroup Limited	Online recruitment	100.00
Just London Jobs Limited	Online recruitment	100.00
Financial Jobs Online Limited	Online recruitment	100.00
Totallylegal.com Limited	Online recruitment	100.00
Email4Property Limited	Online property	100.00
Smart Media Services Limited	Online property	100.00
Globespan Media Limited	Print and online property	100.00
Associated undertakings		
PA Group Limited (formerly The Press Association Limited)	News agency	21.54

*Owned directly by the Company.

16 EVENTS AFTER THE BALANCE SHEET DATE

The proposed final dividend for the 52 weeks ended 30 December 2007 set out in note 13 in the Notes to the Group financial statements, which is subject to approval by shareholders at the Annual General Meeting on 8 May 2008, has not been reflected as a liability in these accounts.

On 4 January 2008, the Company made a payment of £53.8 million into the defined benefit pension schemes as detailed in note 36 in the Notes to the Group financial statements.

On 15 January 2008, the Company announced the acquisition of The Career Engineer Limited for an initial consideration of £1.9 million and a deferred consideration of up to £0.4 million.

Since the period-end the Company has continued with the £175 million share buy-back programme announced on 19 December 2007. As at 28 February 2008, 21.5 million ordinary shares have been purchased at a cost of £70.1 million.

Our aim is to communicate with the financial community on a regular and ongoing basis to support our stakeholders in their investment decision process. While the investor relations programme is driven by statutory reporting requirements, it also contains a strong element of additional communication in the form of meetings and presentations.

Key activities

In addition to standard regulatory reporting, a key theme in our communications with the financial market in 2007 was the conclusion of the disposals process in October and the announcement of the return of capital to shareholders via a share buy-back in December. We also announced the acquisition of Totallylegal.com in May and Globespan Media in November.

In 2007, the Company made the following announcements:

1 Mar	2006 preliminary results
2 May	Ex-dividend date
4 May	Record date
8 May	Acquisition of Totallylegal.com Limited
10 May	AGM
8 Jun	Payment of final dividend
23 Jul	Pre-close trading update
6 Jul	Completion of disposal of three southern businesses
30 Jul	Completion of disposal of Berkshire Regional Newspapers
2 Aug	Interim results
28 Aug	Completion of disposal of three southern businesses
1 Oct	Conclusion of disposal process and disposal of Sports division
3 Oct	Ex-dividend date
5 Oct	Record date
30 Oct	Payment of interim dividend
15 Nov	Additional trading update
13 Dec	Pre-close trading update
19 Dec	£175 million share buy-back programme

In 2007 the focus of our investor relations efforts continued to be on institutional investors and analysts. This year we maintained a proactive targeting programme, reaching out to new investors in the UK, Continental Europe and the US. In addition to these marketing efforts, we continued to respond to ad hoc queries and meeting requests from analysts and investors.

We held meetings with just over 100 institutional investors during the year, nearly half of whom were non-holders. The largest concentration of meetings was among UK investors, followed by the US and Continental Europe.

Key dates in 2008

28 Feb	Preliminary results announcement
7 May	Ex-dividend date
8 May	Interim management statement
8 May	AGM
9 May	Record date
6 Jun	Payment of final dividend
31 Jul	Interim results announcement
1 Oct	Ex-dividend date
3 Oct	Record date
31 Oct	Payment of interim dividend
13 Nov	Interim management statement

Trinity Mirror share price and traded volumes 2007


price (p)
(m)
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
Trinity Mirror – Average weekly price
Trinity Mirror – Weekly volume

Trinity Mirror vs FTSE All Share Media Index 2007


price (p)
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
Trinity Mirror
FTSE All Share Media Index

Dividend policy

Our dividend policy is to increase dividend progressively while maintaining a dividend cover (adjusted earnings per share/dividend per share) of at least 2x if earnings are increasing.

Online share dealing

Trinity Mirror provides an internet-based service called Shareview through Equiniti Limited. The service allows current shareholders to sign up for e-communication and receive shareholder mailings electronically, buy and sell shares online using Shareview Dealing and send their voting instruction electronically if they have already registered for Shareview or have received a voting form with an electronic reference. For more information on the service, please see www.trinitymirror.com/ir/services/dealing/.

Key contacts

Sly Bailey, Chief Executive
Vijay Vaghela, Group Finance Director
Paul Vickers, Secretary and Group Legal Director
Nick Fullagar, Director of Corporate Communications
Claire Harrison, Investor Relations Equity Analyst

www.trinitymirror.com

	2007 £m	2006 £m	2005 £m	2004 £m	2003 £m
Income statement					
Revenue	**971**	1,003	1,038	1,061	1,021
Operating profit before non-recurring items	**190**	184	224	229	194
Operating profit after non-recurring items	**30**	(63)	221	218	83
IAS 19 finance credit/(charge)	**12**	10	2	(3)	(3)
Finance costs net of investment revenues	**(21)**	(36)	(38)	(35)	(38)
Continuing operations profit/(loss) before tax	**21**	(89)	185	180	42
Discontinued operations profit/(loss) before tax	**136**	60	22	27	19
Tax credit/(charge)	**46**	18	(60)	(62)	(47)
Profit/(loss) for the period	**203**	(11)	147	145	14

	pence	pence	pence	pence	pence
Basic earnings per share before non-recurring items	**46.3**	42.5	50.5	51.2	41.1
Non-recurring items continuing and discontinued	**23.6**	(46.5)	(0.2)	(2.0)	(36.5)
Basic earnings per share total operations	**69.9**	(4.0)	50.3	49.2	4.6
Dividends per share	**21.9**	21.9	21.9	20.2	18.3

	£m	£m	£m	£m	£m
Balance sheet					
Intangible assets	**1,149**	1,418	1,689	1,585	1,622
Property, plant and equipment	**447**	421	387	388	401
Other assets and liabilities	**(496)**	(675)	(829)	(813)	(392)
	1,100	1,164	1,247	1,160	1,631
Less net borrowings	**(248)**	(441)	(493)	(454)	(605)
Net assets	**852**	723	754	706	1,026
Total equity	**(852)**	(723)	(754)	(706)	(1,026)

2003 is stated in accordance with UK GAAP and 2004 to 2007 are in accordance with IFRS.

2003 to 2006 have been restated to reflect discontinued businesses arising in 2006 and 2007.

Designed and produced by Merchant.

TRINITY MIRROR PLC
Registered office: One Canada Square
Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	17:23 04-Apr-08
Number	7053R

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**TRINITY MIRROR PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): COMPANY HAS REPURCHASED SECURITIES	**YES**
3. Full name of person(s) subject to notification obligation:	**AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**03/04/2008**
6. Date on which issuer notified:	**04/04/2008**
7. Threshold(s) that is/are crossed or reached:	**15%**

8: Notified Details – Non Beneficial

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction					
	Number of shares	Number of voting rights	Number of shares		Number of voting rights		Percentage of voting rights	
			Direct	Indirect	Direct	Indirect	Direct	Indi
0903994	39,981,057	39,981,057	4,093,521		4,093,521	35,887,536	1.54%	13.47

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
n/a				

Total (A+B)	
Number of voting rights	Percentage of voting rights
39,981,057	15%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) – 200,000 = 0.07505% (Direct)
Sun Life Unit Assurance Ltd A/c X – 325,000 = 0.12196% (Direct)
Sun Life Unit Assurance Ltd A/c X – 105,000 = 0.03940% (Direct)
PPP Healthcare Group plc – 15,474 = 0.0581% (Direct)
Sun Life Pensions Management Ltd A/c – 500,000 = 0.18764% (Direct)
Sun Life Assurance Society plc – 100,000 = 0.03753% (Direct)
AXA Insurance UK – 147,300 = 0.05528% (Direct)
AXA UK Group Pension Scheme – 9,000 = 0.00338% (Direct)
AXA Financial, Inc. – 35,397,869 = 13.28376% (Indirect)
Sun Life International (IOM) Ltd – 300,000 = 0.11258% (Indirect)
AXA France – 2,711 = 0.00102% (Direct)
AXA Financial, Inc * - 477,956 = 0.17936% (Indirect)
Sun Life Unit Assurance Ltd LTAV UK Equity – 71,235 = 0.02673% (Indirect)
Sun Life Unit Assurance Ltd ABL High Alpha – 197,700 = 0.07419% (Direct)
Sun Life Unit Assurance Ltd FTSE All Share Tracker – 39,381 = 0.01478% (Direct)

Sun Life Pensions Management LTAV UK Equity – 344,615 = 0.12940% (Direct)
Sun Life Pensions Management ABL High Alpha – 1,106,900 = 0.41539% (Direct)
Sun Life Pensions Management FTSE All Share Tracker – 253,567 = 0.09516% (Direct)
AXA Winterthur – 76,525 = 0.02872% (Direct)
Axa Sun Life with Profits Passive – 209,554 = 0.07864% (Direct)
Axa Sun Life with Profits Passive – 101,072 = 0.03793% (Direct)

Total Direct = 4,093,521 – 1.53618%
Total Indirect = 35,887,536 – 13.46752%
Total = 39,981,057 – 15.00370%

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14 Contact name:	**Terry Marsh**
15. Contact telephone number:	**020 7003 2637**

END

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RECEIVED
2008 APR 17 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Acquisition
Released	07:01 02-Apr-08
Number	3818R

RNS Number:3818R
Trinity Mirror PLC
02 April 2008

Trinity Mirror plc acquires Rippleffect Studio Limited

Trinity Mirror plc is pleased to announce the acquisition
Limited, an award winning online web design and developmen
acquired for an initial consideration of £3.2 million plus
consideration of up to £2.6 million which is wholly condit
achievement of specified operating targets over the next t

Rippleffect Studio Limited is expected to generate revenue
in its first year of ownership.

Rippleffect is a market leader in the development and oper
leisure and retail websites in the UK and will enable Trin
build on its existing businesses in this area.

Sly Bailey, Trinity Mirror CEO, said: "This acquisition br
Mirror's specialist sports publications and Rippleffect's
development under one roof enabling us to substantially gr
this important sector."

Enquiries:

Trinity Mirror
Nick Fullagar, Director Corporate Communications

Maitland

Neil Bennett

This information is provided by RNS
The company news service from the London Stock

END

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in Trinity Mirror plc please forward this document, together with the accompanying documents, to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Trinity Mirror plc

(Registered in England and Wales No 82548)

Notice of the 2008 Annual General Meeting and a letter from your Chairman including an explanation of the special business to be conducted at that meeting which is to be held on Thursday 8 May 2008 at 11.30am at the Hilton London Canary Wharf, South Quay, Marsh Wall, London, E14 9SH.

Whether or not you propose to attend the Annual General Meeting. Please complete and submit a proxy form in accordance with the instructions printed on the enclosed form. The proxy form must be received not less than 48 hours before the time of the holding of the Annual General meeting.

Trinity Mirror plc

Registered Office:
One Canada Square
Canary Wharf
London
E14 5AP

7 March 2008

To the holders of Ordinary Shares

Dear Shareholder

Notice of Annual General Meeting

The 103rd Annual General Meeting of the Company is to be held at 11.30 am on Thursday 8 May 2008 at the Hilton London Canary Wharf, South Quay, Marsh Wall, London, E14 9SH. You will see from the notice of AGM, on page 6 of this document, that in addition to the ordinary business to be dealt with at the AGM there are items of special business contained in Resolutions 9-14. An explanation of the proposed Resolutions is set out below.

Resolution 1: Report and accounts

The directors present to shareholders at the AGM the accounts for the previous financial year, on this occasion for the 52 weeks ended 30 December 2007, and the Directors' and Auditors' reports on those accounts.

Resolution 2: Remuneration policy

Resolution 2 presents to shareholders at the AGM the Board's Remuneration Report which includes the Company's remuneration policy. The Board's Remuneration Report contains a detailed explanation of the role of the Remuneration Committee and the policy it adopts for determining the remuneration for executive directors and senior managers.

The Remuneration Report explains the different elements which comprise executive remuneration, including how base salaries and annual and long-term incentive remuneration are determined for executive directors. In addition, the utilisation of the executive share-based incentive schemes and the provision of other benefits are explained.

Resolution 3: Declaration of a final dividend due and payable on 6 June 2008

Final dividends need to be approved by the shareholders. However, the final dividend cannot be more than the amount recommended by the directors. The directors are recommending a final dividend for the 52 weeks ended 30 December 2007 of 15.5 pence per Ordinary Share due and payable on 6 June 2008 to shareholders on the register at the close of business on 9 May 2008.

Resolutions 4, 5, 6 and 7: Re-appointment of Gary Hoffman, Paul Vickers, Kathleen O'Donovan and Jane Lighting

The Articles of Association require that directors will retire at the third annual general meeting following their last appointment by shareholders at an annual general meeting. The Articles of Association also require that directors appointed by the Board shall retire at the AGM next following such appointment.

Gary Hoffman (47) joined the Board in March 2005. He is the Senior Independent Director and Chairman of the Remuneration Committee. He is Group Vice Chairman of Barclays, having previously been Chairman of Barclays UK banking and Chairman of Barclaycard. He began his career in Barclays in 1982 and held various positions until he was appointed Managing Director, Marketing and Distribution in 1998. Gary was responsible for the launch of internet banking as well as setting up Barclaycall, the telephone banking service. He is a board member of Visa Europe.

Paul Vickers (48) joined the Board in September 1999 having been a director of Mirror Group since 1994. He originally qualified as a barrister and was in private practice at the bar. He was legal manager of the London Daily News, which he left to join the breakfast television company TV-am where he subsequently became Assistant Managing Director. He was previously a non-executive director of Virgin Radio.

Kathleen O'Donovan (50) joined the Board as a non-executive director in May 2007. She is Chairman of the Audit Committee. Kathleen, is the Senior Independent Director and Deputy Chairman of Great Portland Estates plc and is a non-executive director at Prudential plc and Arm Holdings plc. Previously she was on the Court of the Bank of England and held non-executive directorships at O2 plc and EMI plc. Between 1998 and 2002 she was CFO of Invensys plc having previously been the Finance Director of its legacy company BTR plc which merged with Siebe plc to create Invensys.

Jane Lighting (51) joined the Board as a non-executive director in January 2008. Jane, is Chief Executive of Five, the UK's fifth terrestrial channel. Prior to joining Five in 2003, Jane was Chief Executive of Flextech plc. Jane is the Chair and a Fellow of the Royal Television Society, Fellow of the Royal Society of Arts and until recently was Governor, National Film and Television School.

The Nominations Committee has reviewed Gary Hoffman's performance as a non-executive director and I confirm that we believe that he continues to be effective, independent and committed to the role and should be re-elected.

Resolution 8: Re-appointment and remuneration of auditors:

Deloitte & Touche's period of office as auditors of the Company expires at the conclusion of the AGM. This resolution proposes their re-appointment as auditors. It is normal practice for the Company's directors to be authorised to fix the auditors' remuneration, which is also dealt with in this resolution.

Resolution 9: Authority to allot shares

Section 80 of the Act provides in relation to all companies that the directors may not allot relevant securities (as defined in that section) unless authorised to do so by the company in general meeting or by its articles of association. Accordingly, the ordinary resolution set out as Resolution 9 in the notice of AGM seeks to renew for a further period, expiring at the close of the 2009 Annual General Meeting or, if earlier, 10 August 2009, the authority previously granted to the directors under section 80 of the Act to take advantage of business opportunities as they arise. This authority will relate to a total of 90,149,152 Shares of 10p each, representing approximately 33.33% of the issued ordinary share capital of the Company as at 7 March 2008. This is within the maximum limit permitted by the Institutional Investor Committee guidelines. The directors have no present intention of allotting, or agreeing to allot, any Shares pursuant to this authority.

Resolution 10: Disapplication of pre-emption rights

Section 89 of the Act gives holders of equity securities (within the meaning of the Act), with limited but important exceptions, certain rights of pre-emption on the issue for cash of new equity securities. The directors believe that it is in the best interests of the Company that, as in previous years, the Board should have limited authority to allot some part of the Company's authorised but unissued equity share capital for cash without first having to offer such Shares to existing shareholders to empower them to make allotments of equity securities to take advantage of business opportunities as they arise. The directors' current authority expires at the close of the forthcoming Annual General Meeting and, accordingly, the special resolution set out at Resolution 10 in the notice of AGM seeks to renew this authority on similar terms for a further period, expiring at the close of the 2009 Annual General Meeting or, if earlier, 10 August 2009. The authority, if granted, will relate to allotments in respect of rights issues and similar offerings (where difficulties arise in offering shares to certain overseas shareholders and in relation to fractional entitlements) and generally to allotments (other than in respect of rights issues) of equity securities having an aggregate nominal value not exceeding £1,352,373 being approximately 5% of the issued ordinary share capital of the Company as at 7 March 2008. This figure is within the Institutional Investor Committee guidelines.

Resolution 11: Purchase of own shares

The resolution is to authorise the Company to buy back up to 22,435,316 Ordinary Shares. The authority would expire at the conclusion of the 2009 Annual General Meeting or, if earlier, on 10 August 2009. The Board intends to seek renewal of this power at subsequent Annual General Meetings.

On 19 December 2007, the Company announced that it was immediately commencing a share buy back programme to the value of £175 million following clearance from the Pensions Regulator for a return of capital to shareholders. The buy back was part of the planned capital reorganisation which followed the Company's review of its business and disposal of certain businesses.

Further to the Company's announcement on 19 December 2007 and at the date of this circular, 24,175,420 Ordinary Shares have been bought back for a total consideration of £77,849,322.

At the Company's Annual General Meeting held on 10 May 2007, the directors were authorised by the Company to buy back up to 29,315,326 Ordinary Shares, which represented 10% of the Company's issued ordinary share capital as at 1 March 2007. That authority was replaced by an authority to repurchase up to 39,560,685 Ordinary Shares granted at an Extraordinary General Meeting held on 29th February 2008. It is believed that this authority will be insufficient to allow the buy back programme to be completed in full.

The Board therefore believes that it is appropriate to seek a further authority to buy back additional Ordinary Shares. This new authority would replace any outstanding authority extant on 7 May 2008.

The purpose of this resolution is to seek shareholder approval to make repurchases of up to 22,435,316 of the Company's Ordinary Shares. This number of shares is 10% of 224,353,161 which in turn would be the remaining Ordinary Shares in issue if the full authority granted at the EGM in February 2008 to repurchase 39,560,685 Ordinary Shares is fully utilised. Having this authority would enable the Board to retain the flexibility to continue to make purchases of Ordinary Shares if it considered them to be in the best interests of the Company.

The Resolution specifies the maximum and minimum prices at which the Ordinary Shares may be bought, reflecting the requirements of the Act and the Listing Rules. Any purchase would be made on the London Stock Exchange.

No purchase of Ordinary Shares will be made unless it is expected that the effect will be to increase earnings per share and the Board considers it to be in the best interests of shareholders as a whole. The directors would only authorise such purchases after careful consideration, taking account of other investment opportunities, appropriate gearing levels, the effect on earnings per share and the overall financial position of the Trinity Mirror Group.

Under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, the Company is allowed to hold up to 10% of its own shares in treasury following a buy back, instead of cancelling them as previously required. This will give the Company the ability to re-issue treasury shares quickly and cost-effectively and will provide the Company with additional flexibility in the management of its capital base. Such shares may be resold for cash but all rights attaching to them, including voting rights and any right to receive dividends are suspended whilst they are held in treasury. If the Board exercises the authority conferred by the Resolution, the Company will have the option of either holding in treasury or of cancelling any of its own shares purchased pursuant to this authority and will decide at the time of purchase which option to pursue.

The total number of options to subscribe for shares outstanding at 7 March 2008 was 3,205,422. This represents 1.18% of the issued capital at that date. If the Company was to buy back the maximum number of Ordinary Shares permitted pursuant to this resolution, then the total number of options to subscribe for Ordinary Shares outstanding at 7 March 2008 would represent 1.28% of the reduced share capital.

Resolution 12: Political donations

Part 14 of the Companies Act 2006 (the "**2006 Act**"), amongst other things, prohibits the Company and its subsidiaries from making political donations or from incurring political expenditure in respect of a political party or other political organisation or an independent election candidate unless authorised by the Company's shareholders. Aggregate donations made by the Group of £5,000 or less in any 12 month period will not be caught. Neither the Company nor any of its subsidiaries has any intention of making any direct political donation. However, the 2006 Act defines 'political party', 'political organisation', 'political donation' and 'political expenditure' widely. For example, bodies, such as those concerned with policy review and law reform or with the representation of the business community or sections of it, which the Company and/or its subsidiaries may see benefit in supporting may be included in these definitions.

Accordingly, the Company wishes to ensure that neither it nor its subsidiaries inadvertently commits any breaches of the 2006 Act through the undertaking of routine activities, which would not normally be considered to result in the making of political donations and political expenditure being incurred.

In addition, the directors believe that it is in the commercial best interests of certain of our titles to on occasion be associated to a limited extent with a political party. In the past, the Daily Mirror has sponsored, on commercial terms, the Labour Party Gala Dinner and the Daily Record has sponsored the Scottish Labour Party Gala Dinner. Despite being on commercial terms, this sponsorship may well be determined as a political expenditure. The directors confirm however, that there is no intention to make any direct donation to political parties.

As permitted under the 2006 Act, the resolution extends not only to the Company but also covers all companies which are subsidiaries of the Company at any time the authority is in place. The resolution authorises the Company and its subsidiaries to:

(i) make political donations to political parties or independent election candidates not exceeding £50,000 in total;
(ii) make political donations to political organisations other than political parties not exceeding £50,000 in total; and
(iii) incur political expenditure not exceeding £50,000 in total
provided that the aggregate amount of any such donations and expenditure shall not exceed £75,000 in the period up to the Company's Annual General Meeting in 2009, as defined in the 2006 Act.

As required by the 2006 Act, the resolution is in general terms and does not purport to authorise particular donations.

Resolutions 13 and 14: Adoption and Amendment of new Articles of Association

It is proposed into adopt new Articles of Association (the "**New Articles**") with immediate effect to update the Company's current Articles of Association (the "**Current Articles**") primarily to take account of changes in English company law brought about by certain provisions of the 2006 Act which came into force on 1 October 2007.

The 2006 Act is being implemented in phases with a phase expected to come into force on 1 October 2008. It is proposed to make further revisions to the New Articles with effect on and from 1 October 2008 to cater for changes being introduced by the 2006 Act relating to directors' conflicts of interest. Further related changes to the Articles of Association are likely to be proposed at a later Annual General Meeting.

A detailed explanation of resolutions 13 and 14 can be found on pages 4 and 5.

Procedures at the AGM

Following the introduction of the 2006 Act, the way in which we run the Annual General Meeting will change this year. Shareholders are now permitted to appoint multiple proxies. A proxy form which may be used to make such appointment and give proxy instructions accompanies this notice. Details of how to do this are set out in note 2 on your proxy card. Confusion has also arisen in relation to the appointment of multiple corporate representatives. I can confirm that we intend to follow the guidance of the Institute of Chartered Secretaries and Administrators ("**ICSA**") and adopt the Designated Corporate Representative ("**DCR**") methods and would encourage persons appointing corporate representatives to adopt "Option 1" under which the Chairman is appointed as the DCR. In light of these two changes, we have also decided to dispense with a vote by a show of hands and call a poll on each resolution. I will call for the poll at the start of the formal business of the meeting.

Action to be taken

A Form of Proxy for use at the Annual General Meeting is enclosed with this Circular. Whether or not you propose to attend the Annual General Meeting in person, it is important that you complete and sign the enclosed Form of Proxy in accordance with the instructions printed thereon and return it to the registrars at Equiniti, FREEPOST SEA7137 The Causeway, Worthing, West Sussex BN99 6AD as soon as possible and in any event not less than 48 hours before the time fixed for the Annual General Meeting. If you do not have a proxy form and believe that you should have one, or if you require additional forms, please contact Equiniti on 0871 384 2235 *(Please note calls to this number are charged at 8p per minute from a BT landline, other telephony providers' costs may vary)*. You may also submit your proxy electronically at www.sharevote.co.uk. The deadline for receipt of electronic proxies is not later than 11.30am on 6 May 2008. Shareholders who hold their shares through CREST and who wish to appoint a proxy or proxies for the Meeting by using the CREST electronic proxy appointment service may do so by using the CREST proxy voting service in accordance with the procedures set out in the CREST Manual. CREST personal members or other CREST sponsored members and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider(s). The completion and return of a Form of Proxy will not preclude you from attending the meeting and voting in person if you so wish and are so entitled. Further details of submitting proxy documentation can be found in the notes on your proxy card.

Any person receiving a copy of this Notice as a person nominated by a member to enjoy information rights under section 146 of the 2006 Act, should consult the Notes to this Notice in respect of appointing proxies.

The results of the Annual General Meeting will be announced through a Regulatory Information Service and our website, www.trinitymirror.com, as soon as possible once known.

Recommendation

Your directors believe the resolutions referred to in this letter which are to be proposed at the AGM are in the best interests of the Company and its shareholders as a whole and recommend shareholders to vote in favour of them as each of your directors intend to do in respect of his own beneficial holding.

Yours sincerely,
Sir Ian Gibson CBE
Chairman

Appendix

Resolution 13: Adoption of new Articles of Association

The principal changes introduced in the New Articles are set out below. Other changes, which are of a minor, technical or clarifying nature and some more minor changes which merely reflect changes made by the 2006 Act, have not been noted. A copy of the New Articles and a copy of the Current Articles marked to show changes being proposed by this resolution are available for inspection as noted on page 8, note 11 of this document.

(i) Articles which duplicate statutory provisions

Provisions in the Current Articles which replicate provisions contained in the 2006 Act are in the main amended to bring them into line with the 2006 Act. Certain examples of such provisions including provisions as to convening and notice of general meetings and proxies are detailed below.

(ii) Form of resolution

The Current Articles contain a provision that where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective and that, where an extraordinary resolution is required, a special resolution is also effective. This provision and certain other provisions are being amended as the concept of extraordinary resolutions has not been retained under the 2006 Act.

(iii) Convening and notice of general meetings

It is proposed that the provisions in the Current Articles dealing with convening of general meetings and the length of notice required to convene general meetings be amended to conform to the new provisions in the 2006 Act. In particular, a general meeting (other than an Annual General Meeting) to consider a special resolution can be convened on 14 days' notice whereas previously 21 days' notice was required.

(iv) Chairman's casting vote

To reflect the provisions of the 2006 Act the Current Articles have been amended to remove the casting vote of the Chairman at general meetings of the Company.

(v) Proxies

A proxy has a statutory right under the 2006 Act to speak at any general meeting. Under the 2006 Act, proxies are also entitled to vote on a show of hands whereas under the Current Articles proxies are only entitled to vote on a poll. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. The New Articles reflect these new rules, as appropriate.

(vi) Electronic and web communications

Provisions of the 2006 Act which came into force in January 2007 enable companies to communicate with shareholders by electronic and/or website communications. The New Articles continue to allow communications to shareholders in electronic form and, in addition, they also permit the Company to take advantage of other new provisions relating to website communications. Before the Company can communicate with a shareholder by means of website communication, the relevant shareholder must be asked individually by the Company to agree that the Company may send or supply documents or information to him or her by means of a website, and the Company must either have received a positive response or have received no response within the period of 28 days beginning with the date on which the request was sent. The Company will notify the shareholder (either by post, or by other permitted means) when a relevant document or information is placed on the website and a shareholder can always request a hard copy version of the document or information. The Company plans to take advantage of these new provisions as this should lead to administrative cost savings in the future.

(vii) Directors' indemnities

The 2006 Act has in some areas widened the scope of the powers of a company to indemnify directors. In particular, a company can now indemnify a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with the company's activities as trustee of that scheme. This is reflected in the New Articles. The opportunity is also being taken to clarify that, subject to the 2006 Act, the Company may grant indemnities to directors of associated companies.

Resolution 14: Amendment of the new Articles of Association

The 2006 Act is being implemented in phases with a phase expected to come into force on 1 October 2008.

It is proposed to make further revisions to the New Articles with effect on and from 1 October 2008 to cater for changes being introduced by the 2006 Act relating to directors' conflicts of interest. The principal changes introduced to the New Articles are set out below. Other changes, which are of a minor, technical or clarifying nature have not been noted. The resolution also caters for the fact that the relevant provisions of the 2006 Act may be brought into force at a later date. A copy of the revised New Articles marked to show changes being proposed by this resolution are available for inspection as referred to in note 11 to this Notice.

Directors' interests

The 2006 Act sets out directors' general duties. The provisions largely codify the existing law, but with some changes. Under the 2006 Act, a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the company's interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The 2006 Act allows directors of public companies to authorise conflicts and potential conflicts where the Articles of Association contain a provision to this effect. The 2006 Act also allows the Articles of Association to contain other provisions for dealing with directors' conflicts of interest to avoid a breach of duty. The New Articles, as proposed to be revised with effect on and from 1 October 2008 (or a later date as referred to above), give the directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when directors decide whether to authorise a conflict or potential conflict. These include, first, only independent directors (i.e. those who have no interest in the matter being considered) will be able to take the relevant decision, and second, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the Company's success. The directors will be able to impose limits or conditions when giving authorisation or subsequently if they think this is appropriate.

It is proposed to include provisions relating to confidential information, attendance at board meetings and availability of board papers to protect a director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the directors.

Notice of Annual General Meeting

Notice is hereby given that the 103rd Annual General Meeting of Trinity Mirror plc will be held at the Hilton London Canary Wharf, South Quay, Marsh Wall, London, E14 9SH on 8 May 2008 at 11:30am to consider and, if thought fit, (and subject in the case of resolution 10 to the passing of resolution 9) pass the following resolutions which will be proposed as ordinary resolutions (in the case of resolutions 1-9 inclusive) and as special resolutions (in the case of resolutions 10-14 inclusive).

Ordinary business

1 To receive the Directors' Report, Financial Statements and Auditors' Report for the 52 weeks ended 30 December 2007.

2 To receive and adopt the Remuneration Report including the Remuneration Committee's remuneration policy for executive directors as set out in the Annual Report and Accounts for the 52 weeks ended 30 December 2007.

3 To declare a final dividend in respect of the 52 weeks ended 30 December 2007.

4 To re-appoint Gary Hoffman as a Director.

5 To re-appoint Paul Vickers as a Director.

6 To re-appoint Kathleen O'Donovan as a Director.

7 To re-appoint Jane Lighting as a Director.

8 To re-appoint Deloitte & Touche LLP as Auditors and to authorise the directors to fix the Auditors' remuneration.

Special business

9 That the directors of the Company be and they are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the "Act") (in substitution for all existing authorities under the said section 80) to exercise all powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to a maximum aggregate nominal amount of £9,014,915.20 to such persons at such times and upon such conditions as the directors may determine (subject to the Articles of Association of the Company) during the period commencing on the date of passing of this resolution and expiring at the close of the next Annual General Meeting of the Company after the passing of this resolution (or, if earlier, on 10 August 2009), provided that the Company may, at any time before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry. References in this Resolution to the Act, or to sections of the Act, shall, where the context requires and where appropriate, include references to the Companies Act 2006 and any corresponding or similar sections of that Act, it being the intention that, to the extent permitted by law, the authorities and powers contained in this Resolution shall continue in full force and effect notwithstanding any repeal of the Act, or any relevant part or section thereof.

10 That the directors of the Company be and they are hereby empowered, pursuant to section 95(1) of the Companies Act 1985 (the "Act"), to allot equity securities for cash (within the meaning of section 94(2) of the Act) pursuant to the authority under section 80 of the Act conferred upon the directors by Resolution 9 and to sell equity securities (within the meaning of section 94(2) of the Act) for cash which before the sale were held by the Company as treasury shares (within the meaning of section 94 of the Act), in each case as if section 89(1) of the Act did not apply to any such allotment or sale, save that this power shall be in substitution for all existing powers conferred on the directors pursuant to the said section 95(1), and provided that this power shall be limited:

(a) to the allotment of equity securities in connection with a rights issue or other issue in favour of holders of Ordinary Shares in the Company where the equity securities respectively attributable to the interests of all such holders are proportionate (as nearly as may be) to the respective number of ordinary shares held by them (but, subject to such exclusions or other arrangements as the directors may deem necessary or desirable to deal with fractional entitlements or any legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or any other matter whatsoever); and

(b to the allotment or sale (otherwise than pursuant to paragraph (a) above) of equity securities up to an aggregate nominal value of £1,352,373 and shall unless renewed, varied or revoked by the Company in general meeting expire at the close of the next Annual General Meeting of the Company after the passing of this resolution (or, if earlier, on 10 August 2009), provided that the Company may, at any time before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry.

References in this Resolution to the Act, or to sections of the Act, shall, where the context requires and where appropriate, include references to the Companies Act 2006 and any corresponding or similar sections of that Act, it being the intention that, to the extent permitted by law, the authorities and powers contained in this Resolution shall continue in full force and effect notwithstanding any repeal of the Act, or any relevant part or section thereof.

11 That the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of Ordinary Shares of 10p each in the capital of the Company on such terms and in such manner as the directors may from time to time determine and in substitution for all existing powers conferred on the directors provided that:

(a) the maximum number of Ordinary Shares hereby authorised to be purchased is 22,435,316;

(b) the minimum price which may be paid for each Ordinary Share is 10p exclusive of expenses;

(c) the maximum price which may be paid for each Ordinary Share is an amount equal to the higher of:

(i) 105% of the average of the middle market quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the Ordinary Share is contracted to be purchased (excluding expenses); and

(ii) that stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003 (EC 2273/2003);

(d) the authority hereby conferred by this resolution shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the end of the next Annual General Meeting of the Company (or, if earlier, on 10 August 2008) but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter and a purchase of shares may be made in pursuance of any such contract.

12 That in accordance with sections 366 and 367 of the Companies Act 2006, the Company and all companies that are subsidiaries of the Company at any time during the period for which this resolution has effect be and are hereby authorised to:

(i) make political donations to political parties or independent election candidates not exceeding £50,000 in total;

(ii) make political donations to political organisations other than political parties not exceeding £50,000 in total; and

(iii) incur political expenditure not exceeding £50,000 in total,

provided that the aggregate amount of any such donations and expenditure shall not exceed £75,000 during the period beginning with the date of the passing of this resolution and ending on the date of the Annual General Meeting of the Company to be held in 2009.

For the purpose of this resolution the terms 'political donations', 'independent election candidates', 'political organisations' and 'political expenditure' have the meanings set out in sections 363 to 365 of the Companies Act 2006.

13 That, with immediate effect, the Articles of Association produced to the Meeting and for the purpose of identification marked "A" and signed by the Chairman of the Meeting, be adopted in substitution for and to the exclusion of the existing Articles of Association of the Company.

14 That subject to Resolution 13 set out in the notice of Annual General Meeting of the Company convened for 8 May 2008 being passed and with effect on and from 1 October 2008 or such later date as section 175 of the Companies Act 2006 shall be brought into force, Articles 126 to 133 of the Articles of Association adopted pursuant to Resolution 13 be deleted in their entirety and Articles 126 to 138 as set out in the document produced to the Meeting and marked "B" and signed by the Chairman of the Meeting be substituted therefor and the remaining Articles be re-numbered.

A copy of the Articles of Association marked to show the changes being proposed by resolutions 13 and 14 will be on display at the meeting.

By Order of the Board
P A Vickers
Secretary
7 March 2007

Registered Office:
One Canada Square
Canary Wharf
London
E14 5AP

Notes:

1. A holder of ordinary share, or their duly appointed representatives are entitled to attend, vote and speak at the Meeting. A member so entitled may appoint (a) prox(ies), who need not be (a) member(s), to attend, vote and speak on his/her behalf.

2. A form of proxy is enclosed with this document, and members who wish to use it should see that it is deposited, duly completed, with the Company's registrar not less than 48 hours before the time fixed for the Meeting. Completion and posting of the form of proxy will not preclude shareholders from attending and voting in person at the AGM should they wish to do so.

3. Members are entitled to appoint a proxy in respect of some or all of their Shares. Members are also entitled to appoint more than one proxy. A space has been included on the Form of Proxy to allow members to specify the number of Shares in respect of which that proxy has been appointed. Members who return the Form of Proxy duly executed but leave this space blank will be deemed to have appointed the proxy in respect of all of their Shares.

4. Any person receiving a copy of this Notice as a person nominated by a member to enjoy information rights under section 146 of the 2006 Act (a "Nominated Person") should note that the provisions in Notes 1-3 above concerning the appointment of a proxy or proxies to attend the meeting in place of a member, do not apply to a Nominated Person as only shareholders have the right to appoint a proxy. However, a Nominated Person may have a right under an agreement between the Nominated Person and the member by whom he or she was nominated to be appointed, or to have someone else appointed, as a proxy for the meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may have a right under such an agreement to give instructions to the member as to the exercise of voting rights at the meeting. Nominated persons should also remember that their main point of contact in terms of their investment in the Company remains the member who nominated the Nominated Person to enjoy information rights (or, perhaps the custodian or broker who administers the investment on their behalf). Nominated Persons should continue to contact that member, custodian or broker (and not the Company) regarding any changes or queries relating to the Nominated Person's personal details and interest in the Company (including any administrative matter). The only exception to this is where the Company expressly requests a response from a Nominated Person.

5. Members or those who do not have a Form of Proxy and believe that you should have one and wish to appoint more than one proxy and require additional forms should either:
   (i) Contact the Company's registrars, Equiniti on 0871 384 2235 (Please note calls to this number are charged at 8p per minute from a BT landline, other telephony providers' costs may vary); or
   (ii) Photocopy the Form of Proxy as required.

   Such members should also read the instructions contained in the notes on the Form of Proxy.

6. In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting, so that
   (i) If a corporate shareholder has appointed the Chairman of the meeting as its corporate representative to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and
   (ii) If more than once corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for details of this procedure. The guidance includes a sample form of appointment letter if the Chairman is being appointed as described in (i) above.

7. A vote 'withheld' option is provided on the Form of Proxy to enable you to instruct your proxy not to vote on any particular resolution, however, it should be noted that a vote withheld in this way is not a "vote" in law and will not be counted in the calculation of the proportion of the votes "For" and "Against" a resolution.

8. Shareholders who prefer to register the appointment of their proxy electronically via the Internet can do so through the Equiniti registrar's website at www.sharevote.co.uk where full instructions on the procedure are given. The personal reference number, card ID and account number printed on the proxy form will be required to use this electronic proxy appointment system. Alternatively, shareholders who have already registered with Equiniti registrars' on line portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on 'Company Meetings'. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 11.30am on 6 May 2008. Please note that any electronic communication found to contain a computer virus will not be accepted.

9. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company as at 6 pm on 6 May 2008 shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6 pm on 6 May 2008 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

10. Electronic proxy appointment through CREST
    CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members of other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

    In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting services providers should note that Euroclear UK & Ireland Limited's does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

    The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

11. Copies of the register of directors' interests in Shares, all directors' services agreements letters of appointment of the non-executive directors, a copy of the proposed new articles of association of the Company, and a copy of the existing articles of association marked to show the changes being proposed in resolution 13 will be available for inspection at any time during normal business hours on each business day at the registered office, One Canada Square, London E14 5AP. All such documents will also be available for inspection at Hilton London Canary Wharf, South Quay, Marsh Wall, London, E14 9SH from 10.30 am on 8 May 2008 until the conclusion of the Annual General Meeting.

12. If the Chairman, as a result of any proxy appointments, is given discretion as to how the votes the subject of those proxies are cast and the voting rights in respect of those discretionary proxies, when added to the interests in the Company's securities already held by the Chairman, result in the Chairman holding such number of voting rights that he has a notifiable obligation under the FSA's Disclosure and Transparency Rules, the Chairman will make the necessary notifications to the Company and the FSA. As a result, any member holding 3% or more of the voting rights in the Company who grants the Chairman a discretionary proxy in respect of some or all of those voting rights and so would otherwise have a notification obligation under the Disclosure and Transparency Rules, need not make a separate notification to the Company and the FSA.

13. As at 7 March 2008 being the last practicable date prior to publication of this notice, Trinity Mirror plc's issued share capital consists of 270,474,504 ordinary shares with a nominal value of 10 pence each with voting rights. Trinity Mirror plc does not hold any Ordinary Shares in Treasury.

Glossary

The following definitions apply throughout this document unless the context otherwise requires:

"Act"	means the Companies Act 1985 (as amended from time to time)
"AGM" or "Annual General Meeting"	means the Annual General Meeting of the Company to be held on 8 May 2008, notice of which is set out on page 6 of this document, or any adjournment of that meeting
"Directors" or "Board"	means the directors of the Company
"Trinity Mirror" or "Company"	means Trinity Mirror plc
"Ordinary Share"	means ordinary share in the capital of the Company
"Shareholders"	means holders of Ordinary Shares

Trinity Mirror plc
Registered Office: One Canada Square, Canary Wharf, London, E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

Company number: 82548

END